Exhibit 99.2

EXPORT DEVELOPMENT CANADA BETTER THROUGH TRADE 2022 INTEGRATED ANNUAL REPORT

BETTER THROUGH TRADE 2 0 2 2 I N T EG R AT E D A N N UA L R E P O RT At EDC, we are working hard to help build a better and stronger Canada through trade. We’re putting our customers’ needs first, ensuring that strong environmental, social and governance values are at the centre of all we do, and focusing on high-growth markets and sectors that hold excellent potential for Canadian companies. About EDC Export Development Canada (EDC) is a financial Crown corporation dedicated to helping Canadian businesses make an impact at home and abroad. EDC has the financial products and knowledge Canadian companies need to confidently enter new markets, reduce financial risk and grow their business as they go from local to global. Together, EDC and Canadian companies are building a more prosperous, stronger and sustainable economy for all Canadians. Forward-looking statements This report contains certain forward-looking statements about EDC’s financial position, results and operations. These statements and forecasts involve risk and uncertainty, as they relate to events and depend on circumstances that occur in the future. There are various factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. Consequently, all forward-looking statements have not been reviewed or reported on by the company’s auditors. Forward-looking statements made by EDC on March 31, 2023, at the time of releasing our 2022 results were informed by our business plans and forecasts in February 2023.

2 INTRODUCTION About this report 5 Message from the Chair 6 Message from the President and CEO 7 Q&A with the Chief Sustainability Officer 8 Creating impact: Our 2030 corporate strategy 10 Our impact 11 Global economic context 12 Performance against objectives 15 21 ACCELERATING CANADIAN COMPANIES’ SUCCESS Putting customers first 22 Focus on the medium segment 23 Accelerating digital capabilities 24 ESG and our customers 25 Inclusive trade 26 30 ENABLING THE ECONOMY OF THE FUTURE Our strategic sector and market priorities 32 Agri-food 33 Cleantech 34 41 COLLABORATING FOR GREATER IMPACT The value of partnerships 42 Partnerships with financial institutions 43 Federal partnerships 44 Strategic alliances and partners 45 46 LEVERAGING STRATEGIC RISK Adapting our risk appetite 47 49 ESG: THE HEART OF OUR BUSINESS APPROACH ESG approach 50 ESG materiality assessment 56 Transparency and disclosure 57 Sustainable finance 58 64 COMMITTED TO CLIMATE ACTION Our climate commitment 66 Net zero by 2050 67 Managing climate risk 74 Collaborating to drive progress 75 77 HELPING TO BUILD A MORE EQUITABLE WORLD Respecting human rights 78 Empowering our people 82 Inclusion, diversity and equity 84 Supplier diversity 88 Community impact 89 90 RESPONSIBLE BUSINESS Business integrity 92 Risk management 93 Corporate governance 96 102 DATA APPENDIX 102 124 FINANCIAL REVIEW Management’s discussion and analysis 124 Consolidated financial statements 160 Ten-year review 224 Glossary of financial terms 232 Corporate representation 233 LAND ACKNOWLEDGEMENT EDC’s head office in Ottawa, Ontario, is on the traditional, unceded territory of the Anishinaabe Algonquin Nation. We acknowledge that Indigenous peoples are the traditional guardians of all the lands we now call Canada. EDC honours the long history of trade between First Nations, Inuit and Métis peoples. We recognize this legacy as we collaborate with Indigenous peoples today to build new, inclusive trade frameworks, in the spirit of reconciliation.

This is EDC’s fifth integrated annual report, covering our financial and non-financial priorities. The report covers business activities for the 2022 calendar year at all EDC operations across Canada and around the world.

EDC 2022 Integrated Annual Report | Introduction 5 About this report ESG reporting framework EDC uses the Global Reporting Initiative (GRI) framework for environmental, social and governance (ESG) reporting. This report has been prepared in alignment with the GRI Universal Standards: Core Option (2021) and the GRI Financial Services Sector Disclosure. ESG material topics identified as part of our 2021 materiality assessment drive the content, structure and scope of our reporting (see page 56 of this report for more information). We use the GRI definition of materiality to define ESG topics, and the assessment is conducted every three years. The GRI Standards Content Index is available on our website (see Downloads). Data and results in this report The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, FinDev Canada. Information throughout the rest of the report pertains only to EDC, unless otherwise specified. FinDev Canada annual report Having been entrusted by the Government of Canada to create a Canadian Development Finance Institution (DFI), EDC launched FinDev Canada, a wholly owned subsidiary, in 2018. Visit findevcanada.ca for more information, including FinDev Canada’s annual report. Additional commitments This report helps to demonstrate EDC’s commitment to: • Reporting on our climate actions, risks and opportunities in alignment with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations (see page 64); and • Being transparent about our human rights performance (see page 77). ESG external assurance Each year, we undertake a limited assurance exercise using the services of an independent third-party auditor. For this report, we used PricewaterhouseCoopers (PwC). This year, PwC assured indicators reflecting four material ESG areas of performance: 1. The number of transactions and customer onboarding reviews that underwent financial crimes enhanced due diligence; 2. Climate finance in developing countries; 3. The number of non-project-related transactions that underwent human rights risk screenings; and 4. Canadian Direct Investment Abroad. We have usedASSURED to indicate assured information. The statement from our assurer is available on our website. RELATED PUBLICATIONS Our 2022 Integrated Annual Report is supplemented by more detailed standalone disclosures and additional information about our corporate strategy, ESG governance and performance. The following documents are available on our website: 2022 Climate Related Disclosure 2021 Human Rights Disclosure 2022 GRI Content Index Assurance Statement EDC’s 2030 Strategy 2022–2026 Corporate Plan Summary

Message from the Chair

Business, like life, is about change. Anticipating it, responding to it and, of course, moving forward. In the eight years that I have served on the board of EDC, change has been a constant companion, and it has made for a fascinating journey. Incredible challenges—social, economic, geopolitical. We all know the list; it’s still happening around us today.

One of the most recent changes here at EDC has been the retirement of our Board Chair, Martine Irman. Her departure is the reason I have the honour of writing this message, as EDC’s Interim Chair, for the 2022 Integrated Annual Report.

It is in no small way a result of Martine’s leadership over the last four years that EDC continues to be an important force in building success for Canada’s exporters around the world. Her positive and passionate leadership has helped steer EDC through some of the most exciting and challenging of its 75-plus years of operation: the quadrupling of its customer base; responding to the cyclone of impacts of a global pandemic; and the launch of EDC’s most ambitious corporate strategy yet—a plan to help grow Canada’s exports by 60% over 10 years. A cross-section of EDC’s progress toward that goal is captured in the pages of this report, including: our focus on medium-sized businesses, the engines of Canada’s trade growth; the enhancement of our digital capabilities to simplify and speed delivery for our customers; and refocusing our efforts in sectors of Canada’s future, such as agri-food, clean technologies and advanced manufacturing.

Also in this report are highlights and stories of initiatives imperative to our goal to make trade more sustainable and equitable, such as EDC’s efforts to accelerate our performance in the areas of environment and climate, social equity, human rights and corporate governance. The range of measures EDC has undertaken are central to the organization’s efforts to help Canadian companies to not just grow their businesses, but to expand sustainably, making the right kind of impact here at home and abroad, and in doing so, using Canada’s progressive approach to trade as a competitive advantage in markets around the world.

Amid all this change that I describe, I’m happy to report that continuity will persist in one very important space—EDC’s executive leadership. At about the same time that we were saying goodbye to our Chair, we received confirmation that the tenure of EDC’s President and CEO, Mairead Lavery, had been extended for another two years—a clear sign of validation for both the organization’s direction and its leadership group from its sole shareholder, the Government of Canada. Speaking of which, I would also like to recognize the ongoing support of the Honourable Mary Ng, Minister of International Trade, Export Promotion, Small Business and Economic Development. Minister Ng’s engagement in EDC’s mission has provided valuable validation of the organization’s direction and its progress.

Now, after being part of this journey for the last eight years, I am proud to add my voice to this chorus of endorsement. As you read these pages, I hope you’ll gain a better understanding of how Export Development Canada has earned this confidence. Since 1944, EDC has been a powerful tool for the advancement of Canada’s international trade agenda, responding to change with change. It’s been a privilege to be part of this journey, and it’s an honour to share this update on EDC’s latest efforts to have an impact in helping Canadian exporters find international success.

So long as change continues to be the constant companion of people working in international trade, the contents of this report should be assurance to all that EDC is changing with it.

Lindsay Gordon

Interim Chair

EDC 2022 Integrated Annual Report | Introduction	7

Message from the President and CEO

The end of every year is that time when everyone is either making or reading about “year-end lists”—those rankings of celebrities, athletes, newsmakers and events—pretty much anything you could put “The Top 10...” before. The end of 2022 was no exception, and one of the lists that caught my eye was about new words that people around the world were using, words that captured the latest trends or signal events of the year. The one that emerged at the top of this list was a word that many people believed best described the times we’re living in these days. That word was “permacrisis.”

It’s a hard choice to argue with, especially in a time marked by the ongoing disruptions of a three-year-old global pandemic, the Russia-Ukraine conflict, global supply chains in disarray, chronic inflation, and an unprecedented litany of catastrophic climate events. Sounds like a “permacrisis” to me.

But whatever we call it, it also happened to be (in plainer language) “the business environment” in which tens of thousands of Canadian companies—many of them customers of EDC—continued to find global success: exploring new markets, meeting new buyers, innovating, creating, taking risks, growing their businesses and, along the way, expanding the Canadian economy.

The pages of this integrated annual report highlight many of the challenges those companies faced. And more importantly, in my view, this report also highlights the many inspiring successes that Canadian companies generated around the world. Companies large, medium and small, representing practically every Canadian industrial sector, headquartered in provinces across this country, and selling to customers in more than 150 markets globally.

These stories provoke in me two types of pride. First, there is pride in those companies and the people who lead them. As President and CEO of EDC, it’s my privilege to meet hundreds of Canadian exporters every year. These entrepreneurs are a constant source of inspiration. The second type of pride I feel is in the role EDC plays in making these stories happen. It’s a role that EDC is in a constant process of adapting and accelerating—something else you will read about in this report.

As 2022 came to an end, EDC was completing the second year of a 10-year strategy to help grow Canada’s exports by 60% by 2030. This would have the impact of adding about $150 billion in GDP to Canada’s economy. The 2022 report highlights the progress we’ve made in the key pillars of this strategy—how we have tailored support for companies by their size, from the smallest to the very largest; how we are focusing our efforts in those sectors that will play the strongest role in Canada’s future, such as advanced manufacturing, cleantech, agri-food and digital technologies; and how we are pursuing our regional strategy with an emphasis on the U.S., Europe and Asia.

Just as important as these growth strategies, there are the initiatives EDC pursues to elevate the way we and our customers do business, through our policies and commitments supporting the environment and climate action, good governance and social equity. By any measure, 2022 was a year of tremendous progress in all these areas as we worked to make Canada and the world better through trade.

There was another event that took place last year that I would be remiss in not noting—the retirement of our outstanding Board Chair, Martine Irman. Since before my tenure as president began, Martine’s leadership has been a model for all of us at EDC, a steady hand in a challenging time, and the truest supporter of EDC’s mission and mandate. I could not be more grateful for her many contributions and wise guidance.

With 2022 now in the past, its history captured in the pages of this report, it’s now time to look to the future. What, I wonder, will be the single word that describes the efforts of EDC in 2023? That’s a tough one, especially as we live in a world described with words like “permacrisis.”

There may be one word that I think I can nominate with some confidence, based on all the planning and dedication of the talented people whose work is represented in these pages. It’s a simple word, but the right one, I think, for a company whose mission is to help Canadian exporters find global success in the most uncertain of global times.

That word is “Ready.”

Mairead Lavery

President and CEO

Q&A with the Chief Sustainability Officer

2022 saw significant change when it comes to ESG at EDC, including a transition in leadership as Justine Hendricks was appointed President and CEO of Farm Credit Canada. In her time as Chief Sustainability Officer, Justine led transformative initiatives related to our ESG practices. In 2022, that included strengthening EDC’s environmental and social risk management policies, achieving our first interim climate target and setting our first science-based sectoral climate targets.

Lorraine Audsley takes over the role, bringing valuable experience and perspective from her time as EDC’s Chief Risk Officer. Here, she shares insights on our ESG strategy today and into the future.

What does EDC’s commitment to achieve net zero emissions mean for its customers?

Our goal hasn’t changed—we’re here to help Canada regain its standing as a leader in international trade. But the need to take action on climate change is only intensifying, and the drive to achieve net zero emissions is not unique to EDC. It’s an effort by nations and organizations around the world that is driving change across the trade ecosystem. That means Canadian exporters and investors need to adapt too—both to the opportunities and the risks. With our capital, knowledge and experience, EDC is in a unique position to help Canadian businesses navigate both.

We can help companies transition more effectively, build their competitive advantage and innovate. As part of our 2030 strategy, we are focused on providing sustainable finance solutions to companies who need to transition and who are working on their plan to achieve net zero. We are also being more intentional with risk so we can use the full breadth of our risk appetite to provide support that might not otherwise be available to businesses. That’s a clear advantage we can provide to Canada’s exporters.

How are you balancing the need to pursue climate action with the needs of people and communities?

The environment and people have always been inextricably linked. Today, we need to transition not only to a more sustainable economy, but a more equitable one. Layering on the urgency and magnitude of these changes makes it an even more substantial challenge, but one we must face.

The reality is that industries and jobs will change, and that has a massive impact on people. New industries resulting from the transition can also mean increased risk when it comes to equity and human rights. As an organization whose purpose is to make Canada and the world better through trade, these issues are at the heart of our mandate and drive the actions we take.

Our climate and human rights policies set out the guideposts for how we do business, and they were updated and strengthened in 2022 alongside our policies for transparency and disclosure, and environmental and social risk management. We also continued to build our capacity to manage human rights risks through our newly launched leverage and remedy tools and training course for relevant employees, which give us the capability to use our influence to support and drive the human rights approaches of our customers. This is where we can effect the most change—using our risk appetite and role as Canada’s export credit agency to work with companies who are striving to do better.

Progressing toward a more sustainable, equitable economy will require significant capital. How is EDC contributing?

This type of capital requires a big balance sheet and clear risk appetite, and we have both. There are certain sectors and regions we believe will be integral to the transition, and this is where we are focusing our energy. These are our “big bets” and include sectors like advanced manufacturing, agri-food and cleantech.

We’re developing our sustainable finance offerings to support this strategy and made a lot of progress in 2022. We established a new Sustainable Bond Framework that enables EDC to issue social, sustainable and transition bonds in addition to the green bonds we have been issuing since 2014. We also launched a new Sustainable Financing Guarantee, which is geared to small and medium-sized companies for activities

EDC 2022 Integrated Annual Report | Introduction	9

that reduce their emissions. It’s a risk-sharing product that grew from a pilot with a single partner to having three financial institution partners on board by the end of 2022. Finally, and just as important, our knowledge products can help companies build their knowledge of ESG requirements and practices. All of these things work together with the aim of providing support at all points of the customer journey. They’re also good examples of how we’re deploying our capital to support the transition and to make Canada better through trade.

ESG practices and standards are constantly changing. How do you ensure you’re staying on the right track and making progress?

When it comes to ESG, if you’re standing still, you’ll fall backwards. So it’s important that we sustain the gains we’ve made and build on them. At the centre of our efforts are our customers, who rely on us to stay ahead of the curve to equip them with the right advice and tools to succeed. To do that, we need to ensure we have the right expertise and oversight.

With that in mind, in 2022 we continued to strengthen board oversight of ESG. Our board members received additional ESG training, and our committee mandates were updated to include accountabilities related to ESG. At the executive level, we established a committee dedicated to ESG that oversees strategy, as well as monitoring our performance and planning. Our executive team is also advised by an external ESG Advisory Council, and in 2022 we added new members with expertise in climate, biodiversity and cleantech.

Just as important is engaging with our stakeholders and peers to ensure we are doing the right things in the right way. 2022 was a big year on this front. We undertook a multi-month consultation process with our stakeholders to review and strengthen our environmental and social risk management policies. We also engaged extensively with stakeholders to assess the ESG topics they view as most material to EDC. Not surprisingly, climate and human rights-related topics were at the top of the list.

Finally, to stay on top of emerging trends and practices, we continued to actively engage with peer export credit agencies and financial institutions, as well as participate in events like the GLOBE Forum and COP27.

Lorraine Audsley

Chief Sustainability Officer

Creating impact: Our 2030 corporate strategy

EDC'S 2030 STRATEGY AT A GLANCE
Our customers' success is our success
OUR VALUES define and guide us
We act with integrity and are ethical, genuine and transparent
We strive to make the communities we live and work in better
We care about people and our impact on the environment
OUR PURPOSE
To make Canada and the world better through trade
OUR PROMISE
To take on risk so that Canadian businesses can take on the world. Because when Canadian businesses succeed, it has a positive impact on all Canadians.
OUR VISION
By 2030, Canada will regain its standing as a leader in international trade, building a stronger and more sustainable economic future for all Canadians.
OUR GOAL
EDC's aspiration is to help grow Canada's exports by 60% by 2030.
HERE'S HOW
Driven by the unique needs of companies ranging from micro-sized to large, we will tailor solutions to each segment, with a strategic focus on facilitating the growth of medium-sized companies in target sectors, matched with high-growth markets.
Empower our people, who are our greatest asset
Enhance our digital capabilities
Be more intentional with risk
Leverage strategic partnerships
Embed ESG in everything we do
OUR DRIVERS of transformation and customer success
It's about IMPACT

Creating impact: Our 2030 corporate strategy At EDC, our purpose is to make Canada and the world better through trade. Trade accounts for nearly two-thirds of our national economy and is critical to Canada’s prosperity. Yet, Canada’s relative trade performance has lagged compared to its Organisation for Economic Co-operation and Development (OECD) peers over the last 20 years. As Canada’s export credit agency, we’re working alongside our trade ecosystem partners in government and private institutions to address Canada’s trade performance gap and to build back Canada’s share of international trade by supporting and accelerating the success of Canadian companies in international markets. We’re focused on helping Canada increase its exports by 60% over 2020 levels by 2030. Sustainable and responsible trade growth positively impacts Canada, and we envision ESG underpinning everything we do. This year’s integrated annual report focuses on progress against our 2030 strategy, and describes the impact of our financial solutions, knowledge products and ESG efforts on our customers, in our communities and beyond. More information about our 2030 strategy is available on our website.

EDC 2022 Integrated Annual Report | Introduction	11

Our impact

EDC provides a broad range of trade solutions and services to boost the competitiveness of Canadian companies internationally.

Our offerings include capital, trade knowledge, guidance on responsible and sustainable business standards, global connections and market access. We tailor solutions and services to the unique needs of each business segment. We help micro and small businesses expand into export markets, help accelerate the international growth of medium-sized businesses and boost their global competitiveness, and partner with large companies to diversify exports and strengthen their businesses. At the same time, we promote responsible and inclusive business practices.

Our work ultimately helps create a stronger, more equitable and sustainable economy. The impacts of this work are greater trade diversification, and support for Canadian jobs and the transition to a low-carbon economy. This builds a better future for all Canadians.

OUR FRAMEWORK

EDC’s impact framework allows us to consider our progress toward our long-term goals and to keep an eye on the broader impact EDC is looking to have for Canadian businesses and Canada’s economy.

The framework shows EDC’s impact statement and the steps we will take to achieve those desired impacts.

EDC provides trade solutions…

- Utilize a mix of capital, risk mitigation, trade knowledge and global connections
- Provide guidance on responsible and sustainable business standards
- Provide access to global markets through government, business and civil society partnerships to boost the competitiveness of Canadian companies internationally…

- **Unlocking export markets for micro and small businesses**
  - Enable first-time exporters
  - Expand export opportunities
- **Accelerating growth potential of medium-sized businesses**
  - Scale high-potential companies
- **Partnering with large businesses**
  - Enhance future competitiveness and supply chains
  - Diversify markets, partners and clients
- **Promoting responsible and inclusive business for all**
  - Empower diverse exporters
  - Spur sustainable business models
  - Address human rights issues
  - Strengthen business integrity

creating a stronger, more equitable and sustainable economy…

- **Stronger trade and investment opportunities**
  - Increasing Canada's export growth
  - Increasing Canada's share of global exports
  - Increasing Canadian GDP facilitated and jobs facilitated
  - Improving trade diversification
- **More equitable and sustainable economy**
  - More diverse and inclusive exporters
  - Lower carbon and climate-resilient economy

and building a better future for all Canadians in the decade ahead.

By 2030, Canada will regain its standing as a leader in international trade, building a better and stronger economic future for all Canadians.

Global economic context

Global environment

Inflation above 40-year highs across the industrialized world, a war in Europe and tensions in the South China Sea compounded the lingering effects of a global pandemic. As the world economy struggled to move beyond the impacts of COVID-19, we faced challenges not seen in generations.

Strong demand for labour in the U.S. and Canada pushed unemployment rates to exceptionally low levels and was a key factor driving wage growth. The removal of COVID-19-related restrictions in most countries allowed consumers to purchase more services after having to pull back during the pandemic. In North America, the high levels of savings that prevailed during the pandemic also helped fuel household consumption.

Key commodity markets, including grains and energy, were upended when the Russia-Ukraine conflict removed large and critical supplies, pushing up prices. Faced with surging costs for energy and other inputs, strong consumer demand, constrained supply chains and tight labour markets, companies have responded by increasing prices to their highest rates in the last four decades.

Central banks act on inflation

In response to broad inflationary pressures, the Bank of Canada, U.S. Federal Reserve and European Central Bank raised interest rates aggressively in 2022. Monetary conditions are expected to tighten further in 2023. Conditions have been exacerbated by a stronger U.S. dollar, which has increased import prices in many countries. As a result, many major economies are now dealing with weaker consumer purchasing power and a tighter credit environment.

Despite the bumpy road, global conditions remain supportive of very moderate growth. While our base case forecasts moderate growth in Canada and the U.S., we expect Europe to move into recession, given energy supply issues. As the Russia-Ukraine conflict illustrates, geopolitical risk factors heighten the possibility of an even worse outlook for the global economy.

United States

Rising interest rates and inflation threaten the U.S. economic recovery. Many sectors continue to show strength, labour markets remain buoyant and gas prices—a key contributor to inflation—have eased as of the end of 2022. As geopolitical risks mount and consumer demand weakens, businesses are expected to recalibrate operations and a cooling of the economy is well underway.

China

At odds with much of the world, China’s government pursued a strict COVID-zero policy for much of 2022, periodically forcing the shutdown of major Chinese cities and production or export hubs, contributing significantly to global supply chain problems. China’s central bank cut policy interest rates in 2022 as the economy slowed down further. In 2023, the reopening of the Chinese economy provides the possibility for stronger than expected growth.

EDC plays an important role in helping our customers navigate the uncertainty brought on by higher interest rates, geopolitical conflicts and

a changing climate.

EDC 2022 Integrated Annual Report | Introduction	13

Europe

The Russia-Ukraine conflict had far-reaching consequences: commodity prices remain elevated and are expected to be volatile. Natural gas supply to Europe has been cut off and the European Union has essentially banned Russian oil imports. We expect Western sanctions imposed on Russia will remain in place for the foreseeable future.

Broad inflationary pressures surfaced in Europe from pandemic-driven supply chain disruptions that had intensified due to the conflict, and Russia’s decision to use its energy supplies as a weapon created significant pressure on Europe. Tight energy supply is expected to lead to rationing, a large hit to the German and European economies and the disappearance of some industries that rely on cheap energy supplies.

Major commodity exporters such as the Gulf states are reaping significant benefits from surging prices, while importers face higher import bills and the costs of containing inflationary pressures.

ESG opportunities and risks

Stronger government and industry commitments to sustainability present opportunities and risks for exporters. International recognition for urgent action on climate, human rights and other ESG challenges has increased pressure on governments and industries.

In many jurisdictions, voluntary reporting programs are transitioning into regulatory requirements and prompting convergence around ESG frameworks and standards. Strong performance in ESG will offer many companies a competitive advantage, while pricing others out of the market.

The last few years have also seen exponential growth in the value of global carbon markets. With companies worldwide committing to net zero, demand is further increasing for projects that reduce, avoid or remove carbon from the atmosphere while also maintaining a focus on respecting human rights and emphasizing equity in the low-carbon transition.

Canadian landscape

Canada’s emergence from the COVID-19 pandemic and transition toward normal economic activity have been challenged by global factors. A range of issues, from supply chain disruptions to the Russia-Ukraine conflict, complicate the operating environment for many Canadian businesses:

•	Commodity exporters have benefited from tight global supplies and record-high prices across much of the commodities complex. However, transport and logistics constraints have prevented some producers from realizing the potential opportunities.

•	Agricultural producers have suffered from rising input costs, while demand for wood products has weakened as higher interest rates hit the home construction sector.

•	Producers of manufactured goods are wrestling with a tight labour market, weakening demand and changing consumption patterns, just as supply chain disruptions have eased.

•	In some sectors—like the energy, metals, aerospace, automotive and tourism-dependent sectors—conditions recovered significantly in 2022.

All parts of the Canadian economy face headwinds from the aggressive cycle of interest rate increases by the Bank of Canada in 2022, coupled with the weak global outlook. The economic outlook in Canada is fragile, and a recession in 2023 is possible. Slowing consumer demand in North America, a challenging winter for energy security in Europe, aggressive central bank tightening and financial market contagion could weaken the outlook for Canadian exporters in 2023.

At the same time, agricultural exports from Canada will remain critical to feeding the world. Moreover, as countries seek energy security and renewable energy sources in the transition to a low-carbon future, Canada is well positioned to play an important role in supplying the energy and cleantech exports the world needs.

Canadian trade confidence fell in 2022, according to EDC’s biannual Trade Confidence Index, to a level well below the historical average. Exporters were concerned about an economic slowdown, persistent supply chain issues, rising expenses and labour shortages.

EDC 2022 Integrated Annual Report | Introduction	15

Performance against objectives

Our vision is to help Canada regain its standing as a leader in international trade and build a stronger economic future for all Canadians. To track our progress, we measure performance against select corporate objectives that most strongly align with our strategic focus and values. Success is achieved by meeting or exceeding the target set for individual measures for the year.

In addition to these objectives, we track and report on other financial and non-financial metrics, which can be found throughout this report, particularly in the Financial Review and ESG Scorecard sections, as well as in our 2022 Climate-Related Disclosure.

Business measures	Status	2022	2022 Plan	2021	% Change

Customers served	Met objective	26,922	26,000–30,000	29,800	-10%

Medium financial customers served		1,175	n/a	1,203	-2%

Business facilitated ($B)	Exceeded objective	133.4	106.1	111.0	20%

Business facilitated in emerging markets ($B)	Exceeded objective	27.6	23.1–25.3	22.0	25%

Business facilitated in the cleantech sector ($B)	Exceeded objective	8.8	7.2–7.9	6.3	40%

Customer-related measure	Status	2022	2022 Plan	2021	% Change

Net Promoter Score	Exceeded objective	75.4	63.0–71.0	72.3

Financial measure	Status	2022	2022 Plan	2021	% Change

Productivity Ratio (%)	Met objective	42.2	41–45	31.4

Environmental, social and governance measures	Status	2022	2022 Plan	2021	% Change

2023 climate target ($B)(1)	Exceeded objective	9.6	11.0–12.0	13.6

2030 climate targets

– Airlines (gCO2/passenger km)	Making progress	130.6	37% reduction by 2030	–(2)	0.8%

– Upstream oil and gas loan-weighted production volume (Exajoules)	Making progress	1.11	15% reduction by 2030	–(2)	40.0%

– Upstream oil and gas technology mix (%)	Making progress	43% oil	3% shift: oil to gas by 2030	–(2)	13.1%

(1)	2023 carbon intensity target: reduce exposure to our six most high-emitting sectors from $22.4 billion to $13.5 billion.

(2)	This data is being reported for the first time in 2022. Prior year results are not reported as the targets were set in 2022.

Business facilitated

Through our range of financial solutions, we supported $133.4 billion in exports, foreign investment and trade development activities in 2022. This included $27.6 billion in business facilitated in emerging markets compared to $22 billion in 2021.

Our insurance program helped more than 9,400 customers close approximately $105 billion in export sales with almost 119,000 buyers located around the world. More than 82% of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance helps companies build a stronger and more sustainable economic future by allowing them to conduct business in markets with more risk than they would normally operate in.

In addition, our financing activities delivered approximately $28 billion in new financing to Canadian customers and their foreign trading partners. We earned $2 billion in loan revenue and guarantee fees, which was higher than 2021, mainly due to higher interest rates partially offset by a decrease in the average size of the loan portfolio in 2022.

Business facilitated in the cleantech sector

EDC has made cleantech a priority for the past 10 years, and it remains a key component of our 2030 strategy. The measure represents the amount of business EDC supports through our financial solutions in this sector. Cleantech is defined as any process, product or service that reduces environmental impacts through:

•  Environmental protection activities that prevent, reduce or eliminate pollution or any other degradation of the environment;

•  Resource management activities that result in the more efficient use of natural resources, thus safeguarding against their depletion; or

•  The use of goods that have been adapted to be significantly less energy or resource intensive than the industry standard.

In 2022, we facilitated $8.8 billion in the cleantech sector, which exceeded the planned objective of $7.2 billion to $7.9 billion. Year-over-year growth of 40% was driven by increased demand for our direct lending, project finance and bonding solutions in various subsectors such as renewable energy, agriculture and infrastructure. In addition, many large corporations have begun their transition to reduce carbon emissions and are leveraging the cleantech supply chain to do so.

Business facilitated by geographic market ($ in millions)

Business facilitated by industry sector ($ in millions)

EDC 2022 Integrated Annual Report | Introduction	17

Customers served

After more than two years of a global pandemic, companies are still dealing with the challenges of emerging from such an abnormal period. In 2022, companies faced constrained supply chains, tight labour markets and high prices for certain commodities such as oil and gas. During this uncertain business environment, EDC continued to provide risk capacity and liquidity to Canadian businesses exporting and operating domestically due to our temporary domestic powers. In addition to our financial solutions, EDC provided expert knowledge to help Canadian companies achieve their trade goals. Demand for our financial and knowledge solutions resulted in 26,922 customers served, which is within the planned objective of 26,000 to 30,000 customers.

Part of EDC’s 2030 strategy was a shift in priorities, with more focus on delivering financial solutions built around our customers’ needs. As a result, the number of financial customers rose by 7%, increasing from 14,769 customers in 2021 to 15,845 in 2022—exceeding the planned objective of 13,000 to 15,000 financial customers. In contrast, the number of Canadian companies that consumed one of EDC’s knowledge products decreased by 28%, going from a historic high of 18,301 in 2021 to 13,194 in 2022. Although the number of customers benefiting from EDC’s knowledge products is down from the previous year, it remains above the 2019 pre-pandemic level of 10,322.

In addition, we served 1,175 medium (100–499 employees) and 10,520 small (less than 100 employees) Canadian companies with our financial products. The number of medium-sized financial customers is down by 2% from the previous year, as the improving economy led to private insurers and financial institutions being more competitive, which resulted in less demand for EDC’s financial solutions, particularly with medium-sized firms. This competitive landscape provided Canadian businesses with additional options in support of their export activity. Meanwhile, the number of small financial customers increased by 9% compared to 2021 due, in part, to successful partnerships with financial institutions and businesses to make it simpler and faster to use our services.

The customer served measure is the count of unique companies EDC transacts with over a 12-month period. We consider a customer to be one that provides EDC with either financial payment or information on their company that goes above and beyond publicly available information. Our financing and insurance solutions count both Canadian and foreign customers, while our knowledge solutions count Canadian customers only.

Net Promoter Score

The Net Promoter Score (NPS) is a measure of customer experience that helps evaluate customer loyalty and the likelihood of customers recommending EDC to others.

EDC’s score of 75.4 exceeded our objective of 63.0 to 71.0 and is higher than last year’s score of 72.3. This strong result places EDC in the top 10% of North American business-to-business companies. Our score reflects the initiatives we’ve taken to address customer feedback to provide a faster response, make it easier to access our solutions and become a strategic partner. Customers continue to appreciate our desire to understand and support their business as well as the progress we’ve made in simplifying things for them.

Productivity ratio

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and, ultimately, how we manage our costs. In 2022, our PR was 42.2%, which was within our target range of 39% to 44%. This means that 42.2 cents of every dollar that we earn goes toward our expenses, with the remaining 57.8 cents available to grow our capital base and support our loan, investment and insurance portfolios.

The PR ratio in 2022 is less favourable than the 2021 PR of 31.4% as a result of lower net revenue due to a decrease in realized gains in our investment portfolio, realized losses in our marketable securities portfolios and an increase in administrative expenses related to our strategic transformation.

2023 climate target

In 2019, we set an initial target to reduce exposure to our six most carbon-intensive sectors(1) by the end of 2023 across loans, guarantees and commitments. The initial goal was a 15% reduction against a 2018 baseline. We achieved the target in 2020 and, because of continued success, strengthened the target two more times on the same timeline—to 40% and 45%. By the end of 2022, we had achieved a reduction of 57%, and now plan to maintain our exposure below the target level.

These sectors were prioritized since they are the largest contributors to emissions in the Canadian economy and represent a significant amount of EDC’s financing business. In 2022, exposure to our six most carbon-intensive sectors was $9.6 billion, compared to $13.6 billion in 2021.(2)

(1)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope for the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(2)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.

2023 climate target progress

(restated to reflect foreign exchange rates(2))

EDC 2022 Integrated Annual Report | Introduction	19

2030 climate targets

Our 2030 climate targets define the transition required in the interim to keep us on track for achieving net zero by 2050. They are science-based and sector-specific, in line with the Paris Agreement Capital Transition Assessment (PACTA) for Banks methodology. We chose sectors that represent significant emissions and a large share of our financing portfolio:

•	Airlines: Achieve a 37% reduction in emissions per passenger kilometre in our airlines financing portfolio by 2030, against a 2020 baseline.(1)

•	Upstream oil and gas: Achieve a 15% reduction in our financing portfolio related to upstream oil and gas production by 2030 and a 3% shift in the composition of that production from oil to gas against a 2020 baseline.

Performance

In 2022, our emissions intensity associated with EDC’s aviation portfolio was 130.6 gCO2/passenger kilometre, representing a 0.8% decline in portfolio emissions intensity from our 2020 baseline. This is approximately 6.5% above the convergence pathway (122.6 gCO2/passenger kilometre).

We are on track to meet our target for upstream oil and gas production. The loan-weighted production volume of EDC’s upstream oil and gas portfolio was 1.11 exajoules, representing a 40% decline in portfolio emissions intensity from our 2020 baseline.

Upstream oil and gas decarbonization pathway to 2030

Airlines decarbonization pathway to 2030(2)

(1)

As a result of COVID-19 pandemic support in 2020, EDC’s exposure increased significantly to both the airlines and upstream oil and gas sectors. As such, in order to capture a comprehensive view of our portfolio composition and the associated emissions, 2020 was selected as the baseline year.

(2)	Projections have been informed by 2021 asset-level data and finalized 2022 year-end loan book. Progress is subject to change as a result of shifts in company-level emissions data.

(3)	The ISF Net Zero Scenario was used to set EDC’s 2030 target and project EDC’s convergence pathway past 2030.

EDC 2022 Integrated Annual Report | Accelerating Canadian companies’ success 21 ACCELERATING CANADIAN COMPANIES’ SUCCESS 22 Putting customers first 23 Focus on the medium segment 24 Accelerating digital capabilities 25 ESG and our customers 26 Inclusive trade Customers are at the heart of our 2030 strategy. To help drive their trade growth and success, we tailor our offerings to the specific needs of each segment.

Putting customers first

As we move to position the customer at the heart of our organization, we continued

to evolve our solutions and service model in 2022 to meet the needs of different

Canadian business segments.

For example, we created a new team to support customers with high-growth potential in the medium segment. We are also collaborating broadly across the organization to embed ESG considerations (such as GHG emissions reductions and inclusion, diversity and equity) into our business and culture.

Micro and small businesses

(less than 100 employees)

Many Canadian micro and small companies are engaged in international trade but lack the resources and expertise of larger businesses. To serve this growing segment better, EDC is investing in simplifying and digitizing access to our solutions, making it easier and faster for micro and small businesses to grow internationally. This will continue in 2023, along with educating customers about how ESG issues affect their business and leveraging our growing partner ecosystem to enable scalable growth.

Medium-sized businesses

(100–499 employees)

EDC’s priority is to reach more companies in the medium segment. Our primary focus is accelerating the international growth of medium-sized companies to boost their global competitiveness. They often require a catalyst to help them grow, and EDC aims to provide the financial support, advice and ecosystem connectivity that enable their success. With significant growth opportunities in this segment, we continued to improve our service model in 2022 to better understand these companies’ international growth plans and tailor our support at each stage of their export journey.

Large businesses

(500 or more employees)

Large businesses have a broad impact on the wider trade ecosystem. EDC aims to support their international competitiveness, which benefits these companies as well as a wider sphere of exporters. We look to partner with large companies, seeking opportunities to support their customers and suppliers and develop specific solutions that differ from those offered by domestic banks.

In 2022, we continued to provide dedicated account management focused on our deep understanding of companies’ strategies and needs. We delivered solutions and services to support their international growth and diversification into new markets. EDC will continue focusing on trade diversification in target markets and improving our customer experience.

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Focus on the medium segment

We believe Canadian medium-sized companies are the engine for Canada’s trade growth. These companies represent only 8% of Canada’s exporters but generate more than 21% of our export value.

We strategically support these companies with connections, financial products and knowledge solutions to help them become more competitive, grow internationally and become global champions. Many of them have a proven product and are already exporting or have the potential to grow and scale internationally.

High-touch approach

Our experts across teams and business lines worked together in 2022 to better understand how to bring value to medium-sized companies. By learning more about their growth plans, business requirements and risks, we can pinpoint solutions to help them grow.

Medium segment companies differ from micro and small companies. They have greater financial needs and often require more advisory support over extended periods. Some already have international operations and, therefore, require tailored solutions.

We are investing heavily in the high-growth-potential subset of medium-sized companies to catalyze export growth. Such companies proactively seek international opportunities and operate in high-demand sectors, such as the technology, agriculture and cleantech sectors. We established a new team in 2022 to expand our reach and support these high-growth companies. This team delves deeply into the businesses, spends time with management to understand their needs, and experiments with new, bespoke financial solutions to help increase revenues and exports.

Accelerating digital capabilities

Enhancing digital capabilities is a priority to better serve and reach more Canadian companies while engaging more easily with our partners. Employee experience and collaboration will also improve as a result of investments in our digital tools.

EDC committed to a five-year investment in 2020 to modernize our infrastructure, systems and applications to meet our strategic goals. Our digital roadmap focuses on:

•	Modernizing our network

•	Transitioning to the cloud to improve system resiliency and connectivity

•	Enhancing our data posture and insights

•	Bolstering our cybersecurity

•	Developing modern business applications

Simplify and digitize

In 2022, we worked extensively to simplify and digitize various processes and tasks to make it easier and faster for financial institution partners and Canadian exporters to work with EDC.

To simplify interactions, we are automating internal processes and making things run more efficiently to deliver faster decisions and outcomes for our customers. To digitize, we are modernizing interactions with financial institution partners and customers by shifting to online portals where information can be quickly and securely uploaded. Exporters will benefit from less-complicated processes and quicker decisions.

In 2023, our focus will be on integration and the creation of more self-service options for our customers and financial partners.

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ESG and our customers

ESG is fundamental to EDC’s 2030 strategy, which calls for us to lead with our values and embed ESG principles in everything we do. We are working to:

•	Make ESG part of our core operations, running through all aspects of our products, culture, communications and reporting;

•	Support our customers in considering how ESG will enable business growth and evolution;

•	Demonstrate leadership among export credit agencies and use our influence with financial institutions; and

•	Include strong ESG principles and practices as we provide additional support for growing and emerging sectors of the Canadian economy.

By sharing our experience and knowledge with customers in fast-evolving ESG areas such as climate change, human rights and corporate governance, we help Canadian companies latch onto global opportunities. We recognize the important role we play as a financial institution and look for opportunities to promote sustainable and responsible business practices.

For micro and small companies, incorporating ESG considerations can seem challenging. Our role is to provide clarity and share useful tools and resources to help guide their efforts. In 2022, for example, we developed a guide in partnership with MaRS Discovery District, ESG 101: An ESG Implementation Guide for Startups.

With medium-sized companies, we work to expand their ESG capabilities. In 2022, we ran a pilot to test whether EDC can provide ESG advice, directly or through partners, to help companies identify their key ESG risks and opportunities and act on them. We plan to add more customers to this pilot program in 2023 to gather additional insights.

With large exporters, we want to ensure Canadian companies meet world-class ESG standards. We are expanding our range of solutions through support for cleantech and other sustainable finance tools. As we reduce our GHG emissions and work toward our net zero commitment, we will support companies with their transition plans and encourage transparency by influencing customers to report in line with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

Inclusive trade

At EDC, our solutions are available to all Canadian exporters. We believe providing targeted support for equity-seeking groups—women, Indigenous peoples, Black and other racialized communities, persons with disabilities, and members of the 2SLGBTQ+ community—will help ensure our solutions remain relevant, flexible and inclusive.

We acknowledge and recognize the differences between and within these communities, and the unique, systemic challenges they face in the business world. We continue to build and evolve a targeted approach for each diversity segment, while recognizing that the obstacles and gaps remain significant.

Our inclusive trade approach started in 2018 with a strategy for women-owned and led businesses and progressively expanded to a team of three dedicated national leads—for women-, Indigenous- and Black-owned and led businesses. Our strategy continues to evolve to enable more Canadian businesses owned and led by members of equity-seeking groups to realize their international growth potential. We take a multi-layered approach that includes the following:

•	Building awareness by reaching out to diverse companies about exporting benefits and available support;

•	Engaging in partnerships with organizations and businesses from equity-seeking groups;

•	Helping educate diverse businesses and building the skills, knowledge and confidence required to identify and enter new markets;

•	Supporting connections and relationships between equity-seeking business owners, trade programs, financial institutions and supporting organizations;

•	Offering flexible financial solutions that equity-seeking groups have historically found difficult to access, and ensuring our products and services are relevant; and

•	Demonstrating respect and support across EDC and using our corporate voice to support broad economic empowerment and equity initiatives.

Inclusive Trade Investments Program

Our $200 million Inclusive Trade Investments Program (ITIP) seeks to address challenges and create more opportunities for diverse-owned and led businesses by addressing one of their main barriers to growth—equitable access to capital. The program is an expansion of our previously approved $100 million commitment to the Women in Trade Investments Program, with an additional $100 million to support all equity-seeking groups.

Our 2022 investments included participation in the Raven Indigenous Impact Fund II, which will invest in North American Indigenous led/owned companies; an investment in Goodee Inc., a Montreal-based retailer of sustainable home décor and furnishings; and an investment in Fintel Connect Technologies, a Vancouver-based performance marketing technology company serving the financial sector.

Through ITIP, we have invested $156 million to date:

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Women-owned and women-led businesses

We focus on helping women entrepreneurs grow their businesses by sharing our export knowledge, providing them with financing and insurance solutions, and connecting them with international opportunities, networks and trade programs.

In 2022, EDC partnered with Coralus, formerly SheEO, to develop and launch Growing Global Cohorts, which supports women-led businesses in initiating and growing the export side of their enterprises. This program was designed to help women and non-binary entrepreneurs understand exporting as a tool to grow their businesses beyond Canadian borders. The first cohort consisted of 20 entrepreneurs in various sectors, of which 75% self-identified with an additional dimension of diversity, including 2SLGBTQ+, Indigenous, Black, other racialized communities or women with disabilities. Based on feedback, we made enhancements to the program and plan to make it available to an expanded cohort of up to 50 participants in 2023.

For International Women’s Day, EDC launched a comprehensive trade guide called Going global: Empowering women through trade, which provides information to help women access capital, build sustainable networks and find the right export support.

EDC also partners with other organizations to support women entrepreneurs. For example, de Sedulous Women Leaders is an Alberta-based group committed to empowering, mentoring and supporting immigrant women, Black women and women of colour in management and entrepreneurship. EDC sponsors the group’s Retail Entrepreneurship Acceleration Program (REAP), which equips Canadian women entrepreneurs with the tools to get their products onto retail shelves through incubators and hands-on mentorship and coaching. In 2022, the partnership also supported a research project capturing data from iLaunchHERproduct applicants to help de Sedulous Women Leaders better understand the needs and barriers racialized and immigrant businesswomen face within the retail sector.

Another key partnership is with StrikeUP, a virtual conference dedicated to supporting women entrepreneurs and providing a forum for growth, mentorship and financing.

Indigenous-owned and led businesses

There are an estimated 60,000 Indigenous entrepreneurs and companies in Canada, with sole proprietors and micro companies representing around 70% of this total.(1) More than half of Indigenous entrepreneurs operate in an industry with high export potential, but access to equity capital, securing financing, and attracting employees with the right skills and qualifications are key barriers to exporting.

EDC aims to improve our relevance to Indigenous-led businesses and facilitate their growth. To do so, we worked to better understand the unique needs of Indigenous businesses in 2022. This included examining the challenges of the geographic remoteness of many First Nations businesses, understanding nation-to-nation relationships, and taking into account on- and off-reserve business and legal considerations. In recognition of the diversity and challenges within the Indigenous community, EDC is emphasizing innovation and flexibility to ensure our financial products and services are relevant to more Indigenous companies. This approach involves increased flexibility and risk tolerance around transactions that support Indigenous companies, while working more closely with our financial institution partners.

(1)	Source: Canadian Council for Aboriginal Business

Engagement and feedback from the Indigenous business community is a cornerstone of EDC’s Indigenous business strategy. Throughout 2022, we strengthened our relationships with organizations like the Canadian Council for Aboriginal Business (CCAB), the Council for the Advancement of Native Development Officers (Cando), Pow Wow Pitch and the National Aboriginal Capital Corporations Association (NACCA). We worked with them to deliver educational export webinars and workshops geared to Indigenous entrepreneurs.

We also worked alongside partners to support strategies and programs that provide value to Indigenous exporters. For example, we have an agreement with the CCAB, the Business Development Bank of Canada (BDC) and Farm Credit Canada (FCC) to support the sustainability and growth of Indigenous businesses and entrepreneurs by building awareness of the full range of financing and other resources available. Our 2022 webinar aimed at Indigenous-owned businesses, Stronger together: Benefits of Indigenous partnerships, drew 885 registrants—a significant increase in registration from the previous year’s webinar, Building a global brand: Set your Indigenous business apart. Through the 2022 webinar, we reached 128 new individuals who signed up for our knowledge services, a 12-fold increase from the previous year.

EDC has strengthened its relationships with Indigenous financial institutions, including the Indigenous banking divisions at major banks. This has allowed more financial institutions to broaden their support for Indigenous companies, although gaps in service and banking access persist. Through our partnerships with Indigenous organizations and financial institutions, we have also increased the number of Indigenous company referrals to other support programs and services.

EDC recognizes that Indigenous peoples were

conducting nation-to-nation trade long before the

arrival of Europeans in North America. Resources,

goods and knowledge were moved by water and land

across Turtle Island, creating shared prosperity.

Targets and results

Women in trade(1)

Indigenous exporters(1)

The 2023 targets do not represent an upper limit of support available for exporters. There is no maximum amount of financial support from EDC available to equity-seeking groups. Rather, the targets are in place to focus EDC efforts and to track progress.

(1)	Prior year number of customers served and business facilitated is occasionally restated due to updated business classification for “Women owned/led” or “Indigenous exporters.”

(2)	Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once.

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We established a new arrangement with the Forum for International Trade Training (FITT), a long-standing EDC partner, in which FITT’s network of Certified International Trade Professionals delivered trade and export workshops and mentorship to women and Black business communities.

Black-led businesses

When we committed to serving Black-led businesses proactively, we recognized there was a lack of information about their needs.

In 2022, EDC conducted a series of consultations to hear directly from Black entrepreneurs and Black business-serving organizations to better understand the barriers they encounter and their unique needs.

These consultations, involving 70 attendees in eight sessions, yielded many recommendations and insights. While EDC’s offerings are geared to small and medium-sized businesses, most Black-led businesses are in the micro and small segment. We heard that networking and training opportunities would benefit Black exporters, and that EDC’s service offerings are often not well known within the Black business community. In response, we are evaluating our products and services to see how we can make them more relevant and accessible.

Other diverse businesses

We continue to engage with the 2SLGBTQ+ business community and business owners with disabilities, building relationships with organizations in these ecosystems and communicating solutions available from EDC. This includes sponsorship, engagement and participation in key events and programs. For example, we partner with Canada’s LGBT+ Chamber of Commerce on its annual Global Summit, where we present the LGBT+ Exporter of the Year Award. We are also a partner in the Chamber’s Global Program, where we can connect with participants, share information and trade tools, and present workshops. We are developing relationships with organizations supporting businesses owned by people with disabilities, while working internally to improve the accessibility of our products and services.

ENABLING THE ECONOMY OF THE FUTURE 32 Our strategic sector and market priorities 33 Agri-food 34 Cleantech By prioritizing the sectors and markets that offer significant growth potential, we’re helping Canadian exporters today and for the long term.

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Our strategic sector and market priorities 2030 vision To achieve our 2030 vision of regaining Canada’s standing as a leader in international trade, we need to catalyze net-new export growth—and we’re doing this by focusing on the sectors of the future. Our corporate strategy reflects our evaluation of the high-growth sectors and markets with the strongest economic potential for Canadian businesses. The sectors identified, Agri-food: Defines a wide range of industries that include everything based on Government from farm to factory and factory to consumer. of Canada priorities and our sector and economic Clean technologies (cleantech): Focuses on processes, products or services that reduce negative environmental impacts through expertise, are: renewable energy use, energy efficiency, sustainable use of resources and environmental protection activities. Advanced manufacturing: Focuses on applying innovative technologies and methodologies to improve products, processes and services. Technologies include automation, additive manufacturing, robotics and the Internet of Things (IoT). Digital industries: Refers to applying innovative technologies and services to capture, transmit, process and display data electronically, such as cloud and quantum computing, cybersecurity and enterprise software. Resources of the future: Involves supporting Canada’s natural resource industries, such as mining and forestry, to develop innovative solutions that enable a global transition to a low-carbon economy. Cleantech customers served by subsector

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Agri-food

Agri-food is one of our sector priorities because it has long been one of Canada’s economic strengths, includes many innovative farmers and firms that are primed for growth and can make a meaningful contribution to help close Canada’s trade gap.

The sector includes a wide variety of products and activities, from fishing, farming and ranching to transportation, processing and retail. It accounts for almost 7% of our GDP and 2.1 million Canadian jobs. As the global population grows, demand for safe, nutritious and high-quality food will only increase. Canada is already the fifth-largest food exporter in the world, and we see ample room to grow agri-food exports.

Agri-food in Canada is worth about $83 billion in exports. EDC’s ambition is to significantly increase that. To get there, EDC teams and experts across our organization will work closely with partners to focus on customer needs. Agri-food companies looking to export often don’t know who to talk to or how to get started. EDC can help with country insights, advice, introductions and connections through our partners—and once companies have secured a market and customers, we can provide financial solutions to grow their capacity.

EDC’s agri-food strategy focuses across the value chain and harnesses the network to enable and accelerate Canada’s agricultural trade. In 2022, while we established plans to accelerate our support for the sector, we served more than 1,800 customers—an 8% increase over 2021—and facilitated more than $14 billion in business, an 18% increase. Through our targeted connections program, we facilitated almost 200 introductions between Canadian agri-food exporters and our international network of buyers, with 16 exporters winning more than 40 contracts.

If EDC can help companies reach their potential in expanding agri-food exports, we can deliver enormous impact for Canada, in the form of direct and spinoff jobs—and help to feed a hungry world.

Cleantech

For more than 10 years, EDC has helped Canadian clean technology companies of all sizes achieve success on the global stage. As one of Canada’s largest financiers of cleantech, we provide support across all subsectors, such as renewable power generation, biofuels, energy efficiency and green buildings, among others.

The need for cleantech has never been greater. There is growing demand to tackle climate change, increase energy security and solve other environmental concerns. As an essential piece of EDC’s 2030 strategy and our commitment to net zero emissions by 2050, our support is focused on:

•  Scaling emerging cleantech companies;

•  Providing patient growth and working capital, long-term financing and developmental capital for larger renewable energy developers;

•  Supporting access to new markets and connections;

•  Providing decarbonization and net zero transition support;

•  Working with our partners across federal organizations to align on priorities to accelerate growth and provide input for program and policy development; and

•  Developing sector-specific knowledge and strategies in emerging areas, such as electric mobility, critical minerals, hydrogen and carbon capture.

Cleantech Export Week

In 2022, we held our sixth edition of Cleantech Export Week—a platform for companies, partners and financiers to connect, collaborate and discuss topics shaping the future of cleantech. The multi-day event raises awareness of EDC as a sector expert and convener, and elevates the profile of cleantech companies through our Export Stars and Ones to Watch awards.

Held in person for the first time since 2019, the 2022 event focused on accelerating industrial decarbonization and included a discussion of the U.S. Inflation Reduction Act. Through virtual and in-person dialogue, participants exchanged insights on opportunities and challenges in fast-tracking the commercialization, adoption and financing of decarbonization technologies.

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Cleantech partners

Partnership has been critical to supporting clean technologies in Canada, with participation from industry, all levels of government and the business community.

The government cleantech ecosystem expanded in recent years with the emergence of new entities like the Canada Infrastructure Bank, with which we have a memorandum of understanding, and significant funding programs such as the Net Zero Accelerator, which is part of the Strategic Innovation Fund. Government departments, Crown corporations and public agencies share a common desire to align our priorities. Initiatives in 2022 included:

•	Working closely with Sustainable Development Technology Canada (SDTC), the Business Development Bank of Canada (BDC) and Global Affairs Canada through the Joint Account Management framework;

•	Collaborating with the Clean Growth Hub, Natural Resources Canada (NRCan), Innovation, Science and Economic Development Canada (ISED), and Environment and Climate Change Canada (ECCC) on several initiatives relating to batteries and data strategies;

•	Engaging with industry partners across the country to ensure EDC is known to companies that are ready to sell their technology or services;
•	Offering the Investment Matching Program, which was developed during the COVID-19 pandemic to support cleantech companies and expanded in 2022 as a permanent offering; and

•	Starting to invest in cleantech funds to extend our equity support.

BETTER THROUGH TRADE:

FIVE CANADIAN COMPANIES EARN CLEANTECH KUDOS

From robots sorting garbage to compostable plastic made from food waste, EDC recognized leading Canadian innovations—and their innovators—at our 2022 Cleantech Export Week event.

Export Stars are companies that have grown significantly and are contributing to decarbonization. The three Export Stars selected were Greenlane Renewables Inc. of Burnaby, British Columbia; Mara Renewables Corp. of Dartmouth, Nova Scotia; and FLO of Quebec City.

Emerging companies selected as Ones to Watch were Genecis Bioindustries Inc. of Toronto and Waste Robotics of Trois-Rivières, Quebec. They are seeing results in commercializing products and building global partnerships.

READ THE STORY +

Short-, medium- and long-term strategies

In evaluating markets with the most growth potential for Canada, EDC has identified short-, medium- and long-term opportunities in the United States, Europe and the Indo-Pacific region.

Short term

Make the most of opportunities in the U.S., particularly in cleantech, infrastructure and agri-food. For most Canadian exporters, the U.S. is the first international market they supply and is often critical to increasing their reach. In the short term, with partners, EDC will continue to engage and expand our efforts in U.S. regions with high infrastructure, agricultural and cleantech spending. Infrastructure spending in Europe also offers near-term potential for Canadian exporters, particularly in cleantech and energy transition.

Medium term

Take advantage of free trade agreements in Europe to capture agri-food market share and embed Canadian cleantech companies into supply chains. The conflict in Ukraine is accelerating European energy security and sustainable energy needs, and Europe leads the world in decarbonizing its infrastructure.

Long term

Ensure Canadian companies are present as a developing Asian middle class drives unprecedented opportunities, with a focus on agri-food and infrastructure. In line with the Government of Canada’s Indo-Pacific strategy released in November 2022, EDC recognizes that Asian markets offer Canadian companies the greatest net-new growth potential and the best opportunity to increase Canadian trade performance. While growth in this region will occur over the long term, today EDC is focused on helping Canadian companies develop deeper connections in this region, embed themselves within Asian supply chains, build local networks, access market knowledge and increase their ability to assume risk.

Exporting to Europe A series of severe disruptions—Britain’s vote to leave the European Union, the pandemic and the Russia-Ukraine conflict in 2022—have led to high energy prices and supply shortages in Europe. This has hurt Europe’s economic competitiveness and caused significantly higher inflation across the continent and in the U.K. than in North America. One of the repercussions of the Russia-Ukraine conflict has been accelerated alignment between Europe’s climate policy and energy security concerns. Europe had intended to become carbon neutral by 2050; it now aims to break free of its reliance on Russian fossil fuels by 2030 and must speed up investments in clean energy and industrial decarbonization to do so. Food security is also top of mind due to inflation and disruptions in grain shipments from Ukraine. Canadian companies understand that these challenges present business opportunities to help Europe decarbonize industrial sectors and establish more secure, environmentally friendly energy and food supplies. Engineering firms, power producers, the agri-food sector and a range of investors are preparing for greater business in Europe. With preferential market access through bilateral free trade agreements and Canada’s reputation as a trusted trading partner, Canadian companies have a strong foundation on which to grow exports. Canada’s stable investment climate and wealth of resources available to support Europe’s energy transition are also increasingly attractive for European investors. EDC aims to take a leadership role in helping to address Europe’s food and energy needs, driving increased trade and two-way investment. We see the greatest areas of opportunity in: • Decarbonizing Europe’s heavy industry and transportation sectors; • Building Europe’s renewables and nuclear industry (including transmission projects and small modular reactors); • Catalyzing the growth of Canada’s and Europe’s nascent hydrogen sectors; and • Growing Canada’s value-added agri-food and fertilizer exports.

EDC'S GLOBAL PRESENCE

QUEBEC
Montreal
Brossard
Laval
Quebec City
WESTERN REGION
Calgary
Edmonton
Regina
Vancouver
Winnipeg
ATLANTIC REGION
Halifax
Moncton
NORTH AMERICA
Atlanta
Chicago
Mexico City
Monterrey
ONTARIO
Ottawa (head office)
Toronto
Kitchener
Mississauga
Windsor
SOUTH AMERICA
Bogotá
Santiago
Rio de Janeiro
São Paulo
National locations
International locations
Head office

EDC’S GLOBAL PRESENCE With offices across Canada and around the world, we are close to the Canadian businesses we support and to the buyers in global markets that can connect Canadian exporters to international supply chains.

16
offices throughout Canada

20
international representations

~2,000
employees

EUROPE
Düsseldorf
Istanbul
London
ASIA
New Delhi
Mumbai
Beijing
Shanghai
Singapore
Hong Kong
AFRICA/MIDDLE EAST
Johannesburg
Dubai
AUSTRALIA
Sydney

EDC 2022 Integrated Annual Report | Enabling the economy of the future 39 EUROPE Düsseldorf Istanbul London ASIA New Delhi Mumbai Beijing Shanghai Singapore Hong Kong

EDC 2022 Integrated Annual Report | Collaborating for greater impact 41 COLLABORATING FOR GREATER IMPACT 42 The value of partnerships 43 Partnerships with financial institutions 44 Federal partnerships 45 Strategic alliances and partners We rely on a range of private and public partners to improve our programs and reach more Canadian companies.

The value of partnerships

Collaborating with our partners is core to our 2030 strategy. Since EDC began investing in a defined partnership strategy in 2016, we have built significant capabilities and demonstrated that partnering with the right players delivers greater impact. We have multiple types of partners, whose expertise and feedback help improve our programs and solutions.

The COVID-19 pandemic underscored the importance of strong partnerships and collaboration within the Canadian financial sector, as well as with federal and provincial government departments, stakeholder groups and Canadian companies. We’re investing in the areas aligned with our 2030 strategy that will reduce trade barriers and complexity and better address the needs of Canadian companies.

EDC 2022 Integrated Annual Report | Collaborating for greater impact	43

Partnerships with financial institutions

We have had long-standing partnerships with Canadian financial institutions, which are critical for delivering our working capital and financing solutions. In recent years, particularly during the pandemic, we extended our reach to more than 60 institutions, and deepened our relationship with several credit unions and financial institutions with a strong presence in the Indigenous business community.

EDC Trade Recovery Guarantee

We partnered with Canadian financial institutions in 2022 to continue offering a flexible working capital solution to exporters as they returned to global business. The EDC Trade Recovery Guarantee was an 80% guarantee on new operating lines or term loans provided by financial institutions. Its parameters and streamlined process were similar to the temporary, pandemic-era Business Credit Availability Program (BCAP) Guarantee.

Trade Expansion Lending Program

In 2022, four Canadian financial partners signed on to the newly enhanced version of the Trade Expansion Lending Program (TELP), which takes a portfolio approach. It streamlines the lending process by relying on the financial institution’s due diligence, underwriting and decision-making processes, allowing companies to access our services directly at the bank. This simple, efficient method of issuing EDC guarantees provides fast access to funding, delivering assistance to more medium and small businesses.

Sustainable Financing Guarantee

Our partners work with us to develop and deliver innovative solutions and support to Canadian businesses as they transition to more environmentally responsible practices. In 2022, EDC launched the Sustainable Financing Guarantee, a risk-sharing pilot project, with three Canadian financial institutions. The financing is open to companies in various sectors for eligible green and transition activities.

Federal partnerships

As part of a Team Canada approach, we work closely with government departments, agencies and Crown corporations to guide Canadian companies as they grow, and help them capitalize on the federal programs and assistance that are available. We collaborate on industry roadshows, roundtables, trade missions and other initiatives. Our collective goal is to advance Canada’s trade mandate and economic trade recovery program and enable seamless service and faster outcomes for Canadian businesses.

Canadian Emergency Business Account (CEBA) program

The Government of Canada launched the CEBA program during the COVID-19 pandemic. Eligible Canadian small businesses and not-for-profit organizations could obtain interest-free and partially forgivable capital to help cover their operating costs while revenues were temporarily reduced. We administer the CEBA program on behalf of the government.

The program was open for applications from April 9, 2020 to June 30, 2021. It supported more than 898,000 businesses and provided more than $49 billion in loans. EDC partnered with more than 230 Canadian financial institutions to make the program possible. In 2022, the government extended the loan repayment and forgiveness deadline for eligible borrowers to December 31, 2023, in response to the economic challenges small businesses and not-for-profits continue to face.

Partners include those with services complementary to ours—such as the Business Development Bank of Canada, Canadian Commercial Corporation, Invest in Canada and the Trade Commissioner Service—and entities that focus on the same sectors that we do. The latter include Farm Credit Canada; Innovation, Science and Economic Development Canada; Natural Resources Canada; Environment and Climate Change Canada; and Agriculture and Agri-Food Canada.

Business, Economic and Trade Recovery (BETR) initiative

EDC chairs BETR, a joint initiative of federal departments, agencies and Crown corporations in the trade ecosystem. Formed in 2020, the concept was to create a collaborative, cross-government model of support to enable robust economic recovery from the pandemic and longer-term inclusive growth.

The BETR committee identifies gaps in support provided to Canadian businesses in the small business, export promotion and international trade portfolio. It aims to provide faster and seamless access to government trade services, increase knowledge and awareness of available support to businesses, and explore opportunities to jointly promote growth.

In 2022, BETR partner organizations focused on developing strategic partnerships with foreign governments around infrastructure so that Canadian companies are better positioned to pursue, win and execute infrastructure projects. We also improved the experience for businesses by coordinating our actions and improving digital awareness of what each Team Canada partner offers.

EDC 2022 Integrated Annual Report | Collaborating for greater impact	45

Strategic alliances and partners

Partnerships with private sector organizations such as MaRS Discovery District, the Forum for International Trade Training (FITT), Startup Canada and others help to increase our market exposure, reach more Canadian companies, and build new capabilities and solutions. Some examples of our 2022 activities are noted below.

FITT

FITT, a not-for-profit organization endorsed by the Government of Canada, provides comprehensive business training and certification. Whether a company is new to selling abroad or an experienced exporter, completing EDC-FITT training offers the tools and knowledge to succeed globally.

In 2022, we renewed our long-standing partnership with FITT for another three years and continued to jointly support companies with exporting knowledge. Some highlights included:

•  Collaborating to produce and launch 24 new videos (12 English and 12 French) for the EDC x FITT Lite Learning Series, which offers free downloadable resources; and

•  Supporting the Inclusive Trade team and partners in our ecosystem with a range of trade-related tools, including Exporting 101 presentations.

The EDC-FITT Learning Centre, launched in 2018, delivers in-person and online training on key business topics.

MaRS Discovery District

Since 2019, EDC and MaRS Discovery District have collaborated to provide Canadian small and startup technology companies with the tools and knowledge they need to go global. These resources are offered jointly and include:

•  A market opportunity assessment that identifies, analyzes and recommends global market opportunities to high-growth companies that want to scale internationally;

•  A premium research service for early-stage ventures that want to grow internationally;

•  Tailored content, from live and on-demand webinars to articles and guides; and

•  An on-demand course to help startups and entrepreneurs build an international strategy and expansion plan.

In 2022, EDC and MaRS jointly produced four webinars covering inflation, go-to-market strategies, ESG, and approaches to selecting markets. Through this partnership, we also developed four guides related to expanding supply chains, ESG 101, the hidden costs of international expansion and expanding into the U.K.

LEVERAGING STRATEGIC RISK 47 Adapting our risk appetite As Canada’s export credit agency, we take on risk so Canadian businesses can take on the world.

EDC 2022 Integrated Annual Report | Leveraging strategic risk 47 Adapting our risk appetite Taking risks is a crucial part of EDC’s value proposition. EDC only takes risks that we understand, can manage, and are aligned with our mandate and strategy. Our risk appetite statement expresses the level of risk we are willing to assume in pursuing our strategic objectives and business priorities, in quantitative and qualitative terms. It supports decision-making when considering transactions and other commitments of all sizes. Our Executive Management team reviews and recommends the risk appetite statement annually for approval by the Board of Directors. Being more intentional Our risk appetite statement aligns with our 2030 strategy, which calls for us to become more intentional with risk. This translates into an expanded willingness and ability to take risks to support Canadian companies in key segments and priority sectors. For example, we may stretch our risk appetite to help companies build better ESG capabilities or invest in the long-term future of medium-sized organizations. As part of this work, we are: • Including metrics in the risk appetite statement that convey where we can accept more risk to support core priorities; • Shifting EDC’s culture and behaviours to expand credit risk-taking, while ensuring that non-credit risks align with our 2030 strategy and ESG commitments; • Assessing credit risk at the portfolio level, in addition to the transaction level, which allows EDC to take more risk in certain areas than in the past; • Supporting medium segment companies with both equity and debt, as these companies often need equity more than debt to fund international growth; and • Widening the funnel of deals coming to EDC for consideration so we can support many more Canadian companies.

EDC 2022 Integrated Annual Report | ESG: The heart of our business approach 49 ESG: THE HEART OF OUR BUSINESS APPROACH 50 ESG approach 56 ESG materiality assessment 57 Transparency and disclosure 58 Sustainable finance We believe that success—for EDC and our customers—is fundamentally tied to the growing imperative of environmental, social and governance performance.

ESG approach

Strong ESG practices mitigate risks, open doors to new opportunities, drive innovation, attract top talent and strengthen our communities. That’s why these practices are at the centre of our strategy and our approach to supporting our customers. They are the key to long-term growth and success.

ESG governance

Robust governance is critical to our goals. These include embedding strong ESG practices into everything we do, and delivering on our commitment to achieve net zero by 2050.

Our governance approach incorporates stakeholders at all levels of the organization, beginning with our board, which oversees our ESG efforts and contributes to the evolution of our strategy. At the executive level, our Chief Sustainability Officer chairs the ESG Executive Committee, which receives regular reporting on the progress of our ESG-related initiatives. Our ESG Advisory Council, comprising external industry and civil society leaders, further strengthens governance, as do the policies, procedures and controls we put in place to guide our actions and decision-making.

In 2022, we strengthened governance in several ways:

•	Members of our board and Executive Management team completed the Competent Boards ESG designation;

•	Established the ESG Executive Committee and its terms of reference, which will be formalized in 2023; and

•	Updated the membership, mandate and terms of reference of our ESG Advisory Council, broadening the expertise to ensure we are considering ESG-related topics material to EDC and Canadian trade. The five new members have expertise in climate, biodiversity, cleantech, sustainable innovation, stakeholder engagement and ESG strategy implementation. The council meets three times per year, up from twice under the previous mandate.

ESG GOVERNANCE STRUCTURE

Board of Directors
Business Development and Performance Committee
Human Resources Committee
Risk Management Committee
Audit Committee
Nominating and Corporate Governance Committee
Executive Committee
President and Chief Executive Officer
Executive Management
Executive Committees
ESG Executive Committee
Risk Management Committee
Enterprise Strategy Committee
Chief Sustainability Officer
VP, ESG Strategy, Outreach and Reporting
VP, ESG Policy
VP, ESG Customer Success

EDC 2022 Integrated Annual Report | ESG: The heart of our business approach 51 ESG GOVERNANCE STRUCTURE

ESG performance

In 2022, we continued to advance our ESG strategy and developed an ESG scorecard to be transparent about our goals and progress. The scorecard captures our key ESG metrics and provides a snapshot of our performance.

ESG scorecard	^	Target exceeded	✓	Target met	Ú	Target not met	>	On track	o	Making progress	+	Increase YoY	–	Decrease YoY	●	No change

ESG topic	Metric		Target	2022	2021	2020	Progress

ENVIRONMENT

Environmental impact of the portfolio	2023 climate target	Carbon-intensive financing exposure(1)(2)	$12.2 billion in financing by 2023	$9.6B	$13.6B	$19.0B	^
		Reduction in carbon-intensive financing exposure(1)(2)	45% reduction by 2023	57%	39%	15%	^

	2030 climate targets	Emissions per passenger kilometre from airlines financing portfolio	37% reduction by 2030(3)	0.8%	–(9)	–(9)	o
		Loan-weighted production volume in upstream oil and gas financing portfolio	15% reduction by 2030(3)	40%	–(9)	–(9)	o
		Share of production from oil compared to gas from upstream oil and gas financing portfolio	3% shift in composition of production from oil to gas by 2030(3)	13%	–(9)	–(9)	o
Operational environmental footprint	2030 operational emissions target	Operational GHG emissions(4)	n/a	1,321.4 tCO2e	810.6 tCO2e	1,136.4 tCO2e	+
		Absolute reduction in operational GHG emissions, relative to a 2019 baseline(4)	32% reduction by 2030	–	–	–	n/a(5)

	Carbon neutrality		Achieve carbon neutrality	Yes	–(9)	–(9)	✓
Sustainable/ transition finance	Cleantech business activity facilitated		$10 billion in business facilitated by 2025	$8.8B	$6.3B	$4.5B	>
	Cleantech customers served		356 customers served by 2022	392	324	288	^
	Value of transactions financed from green bond proceeds (cumulative since 2014)		n/a	$2.4B	$2.4B	$2.4B	●
	GHG emissions avoided from transactions financed from green bond proceeds		n/a	2.9M tCO2e	4.6M tCO2e	5.7M tCO2e	–

SOCIAL

Customer experience and product & service innovation	Net Promoter Score		63.0–71.0	75.4	72.3	72.5	^

Human rights	Percentage of transactions that underwent enhanced human rights screening		n/a	13.5%	16%	–	–

	Number of enhanced screenings to identify human rights-related risks for non-project transactions ASSURED		n/a	321	266	386	+

	Percentage of cases where we asked questions directly to the customer to gain a better understanding of the contextual risks and the company’s management capacity		n/a	70%	71%	89%	–

	Percentage of cases where we provided risk management information or recommendations to help customers gain greater awareness and understanding of potential risks and how to identify and mitigate them		n/a	30%	23%	27%	+
Inclusion, diversity and equity	Percentage of leadership roles held by women(6)(7)(8)		50% women by 2025	53%	56%	51%	>
	Percentage of leadership roles held by visible minorities(6)(7)(8)		25% visible minorities by 2025	22%	20%	16%	>

EDC 2022 Integrated Annual Report | ESG: The heart of our business approach	53

^	Target exceeded	✓	Target met	Ú	Target not met	>	On track	o	Making progress	+	Increase YoY	–	Decrease YoY	●	No change

ESG topic	Metric	Target	2022	2021	2020	Progress

Financial access and inclusion	Small businesses served with financial and non-financial solutions	n/a	17,472	18,564	13,904	–
	Inclusive trade–Volume of business facilitated (women, Indigenous, Black, 2SLGBTQ+, racialized communities, people with disabilities)	n/a	$2.0B	–(9)	–(9)	n/a
	Inclusive trade–Number of financial and non-financial customers served (women, Indigenous, Black, 2SLGBTQ+, racialized communities, people with disabilities)	n/a	3,053	–(9)	–(9)	n/a

	Amount spent on contracts with diverse suppliers	n/a	$3.4M	–(9)	–(9)	n/a

Community impact	Hours volunteered by employees and board members	n/a	5,265	3,300	4,000	+

	Total dollar amount of donations	n/a	$411,705	$411,357	$381,500	+

GOVERNANCE

ESG oversight and corporate governance	Women on EDC’s Board of Directors	n/a	50%	50%	62%	●
	Percentage of time dedicated to ESG discussions by the board and its committees	n/a	45%	50%	–	–
	Percentage of Board of Directors who hold a Competent Boards ESG designation	n/a	75%	23%	–	+

Compliance and ethics	Percentage of employees who completed EDC’s Code of Conduct training(10)	100%	100%	100%	100%	✓

	Percentage of relevant employees receiving financial crimes training(10)(11)(12)	100%	100%	100%	100%	✓

ESG risk due diligence	Number of transaction turndowns due to ESG-related risks in early-stage review(13)	n/a	23	55	–	–

	Number of transaction turndowns due to ESG-related risks during formal decision-making committee stage(13)	n/a	12	22	19	–

(1)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope for the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(2)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.

(3)

As a result of COVID-19 pandemic support in 2020, EDC’s exposure increased significantly to both the airlines and upstream oil and gas sectors. As such, in order to capture a comprehensive view of our portfolio composition and the associated emissions, 2020 was selected as the baseline year.

(4)	Operational emissions are defined as the sum of emissions from Scope 1, Scope 2 and Scope 3 business travel emissions.

(5)	Target was developed and published in 2022; thus, we have not yet reported progress against this target.

(6)	Results are based on responses received from the self-identification survey. EDC’s overall self-identification rate for 2022 is 78.5%.

(7)	Prior year totals were inclusive of both EDC employees and FinDev Canada. Current year totals exclude FinDev Canada, employees on leave, locally engaged staff and students.

(8)	Leadership is inclusive of all people managers and executives.

(9)	This data is being reported for the first time in 2022; thus, prior year results are not available.

(10)	Completion rate is net of adjustments.

(11)	“Relevant employees” includes all new hires and any employees who changed roles in 2022.

(12)	The 2021 percentage was restated due to corrected information.

(13)	As there are many factors that may cause an occurrence of a turndown, ESG-related turndowns are “all or in part” due to ESG-related risks.

Environmental and Social Risk

Management Policy Framework

Climate change, human rights, corporate governance and other non-credit-related risks can affect the sustainability and reputation of a business, the strength of stakeholder relationships, and the well-being of individuals and communities.

Our Environmental and Social Risk Management (ESRM) Policy Framework guides how we approach this aspect of our business. It consists of:

•  ESRM Policy

•  Environmental and Social Review Directive

•  Climate Change Policy

•  Human Rights Policy

•  Transparency and Disclosure Policy

Updating our policies

We review and revise our ESRM policies every three years to ensure they remain relevant and aligned with international frameworks, including the OECD Common Approaches, the Equator Principles, the recommendations of the Task Force on Climate-related Financial Disclosures, and the United Nations Guiding Principles on Business and Human Rights.

The review process also included extensive benchmarking against other export credit agencies and financial institutions to better understand peer practices.

The new policies were approved by EDC’s Board of Directors in October 2022, and were published in March 2023 alongside a stakeholder response paper describing how we responded to the feedback we received during consultations. The new policies and response paper can be found on edc.ca.

ESG stakeholder engagement

As a bridge between the public and private sectors, EDC plays a vital role in convening diverse groups to solve the big problems faced by Canadian businesses and society.

While most of our engagement is done through formally organized consultations or surveys, we also receive informal and unsolicited feedback through social media, phone calls to account managers and more. Formal written enquiries to our Chair and CEO are posted on our website, along with our responses.

In 2022, we consulted extensively on our environmental and social risk management policies. The table below highlights additional engagement outside of that consultation.

Our commitments and practices have evolved significantly since these policies were revised in 2018 to 2020. As part of a comprehensive review of our ESRM policies that began in 2021, we engaged extensively with our stakeholders in 2022 to gather their input.

The stakeholder engagement process began in January 2022. Numerous stakeholders, including government, customers, industry and trade associations, and civil society organizations, offered input on the policies under review. In addition to conducting virtual meetings, we made relevant materials available on the EDC website with an invitation to submit comments until April 29, 2022. All submissions were summarized and reviewed by EDC’s Executive Management team and Board of Directors. Stakeholder submissions were also posted on our website, where participants gave consent, to foster transparency.

We review and revise our ESRM policies every three years to ensure they remain relevant and aligned with international frameworks, including the OECD Common Approaches, the Equator Principles, the recommendations of the Task Force on Climate-related Financial Disclosures, and the United Nations Guiding Principles on Business and Human Rights.

ESG STAKEHOLDER ENGAGEMENT EDC 2022 Integrated Annual Report | ESG: The heart of our business approach 55 Stakeholders Customers and industry Includes customers and industry associations Government of Canada EDC is accountable to the Minister of International Trade, Export Promotion, Small Business and Economic Development Civil society organizations Includes nongovernmental organizations that provide important perspectives on our operations and impact International organizations lncludes global bodies and groups (e.g., OECD and Berne Union), through which we help tackle global issues and shape standards EDC employees Almost 2,000 active employees (excluding those on leave) in Canada and abroad They expect us to • Consider and prioritize the international competitiveness of Canadian companies • Help remove barriers to support more inclusive trade practices • Help grow and elevate the sustainable and responsible brand of Canadian business • Play a role in helping Canadian companies navigate the complexity of the ESG landscape, including regulatory uncertainty and emerging frameworks • Deliver on the priorities outlined in the Statement of Priorities and Accountabilities and report to the Minister of Trade regularly on how EDC is addressing the policy priorities of the Government of Canada • Align with best practices relating to ESG • Deliver on our net zero commitments • Demonstrate a clear commitment to sustainable and responsible business • Align with the government’s commitments to mitigate climate change and respect human rights • Place restrictions on the level of risk accepted in transactions • Play an influential role with peers in the financial sector • Increase our transparency and disclosure Practices • Share experiences and help advance best practices with other financial institutions and export credit agencies (ECAs) • Help advance international rules and level the playing field for the global use of export credits • Represent the voice of Canadian exporters • Provide opportunities to have a positive impact on Canada and Canadians • Maintain high standards of ethics, integrity and responsible business • Foster an inclusive, diverse and equitable workplace • Offer learning and development Opportunities Select 2022 initiatives • Piloted ESG advisory services to support clients in incorporating ESG considerations into their business • Hosted our sixth Cleantech Export Week, which brings together clean technology experts, companies and partners to share insights and discuss opportunities • Engaged with other financial institutions (FI), sharing our experience as part of Shift’s FI Practitioners Circle, the Equator Principles Association, and the OECD FI Practitioners • Carried out executive engagements on net zero targets • Participated in several events, including the Ontario Global 100 ESG Panel; Transparency International Canada’s “Day of Dialogue”; the Canada China Business Council ESG webinar; the Canada-ASEAN Business Council’s sustainable finance webinar; and the Canadian Corporate Counsel Association panel on ESG policies • Chaired the Business, Economic and Trade Recovery Committee • Worked closely with Global Affairs Canada, Finance Canada, Natural Resources Canada, and Environment and Climate Change Canada and collaborated with the Canadian Ombudsperson for Responsible Enterprise (CORE) • Partnered with Finance Canada to facilitate nearly $2 billion in loans to Ukraine on behalf of the Government of Canada • Worked with Innovation, Science and Economic Development (ISED) and other government partners to develop ISED’s Global Hypergrowth Project to support high-growth companies and help them scale up • Engaged with civil society organizations on EDC’s 2030 climate targets to better understand their perspectives and share our approach • Published responses to formal letters received from civil society organizations that provided: • clarification on the application of EDC’s Leverage and Remedy Principles • information regarding EDC’s support for the fossil fuel and cleantech sectors • details about EDC’s commitment to protecting the environment and respecting human rights • Hosted the G7 ECA Heads meeting to discuss climate action • CEO participated in the Institute for Trade and Innovation Symposium and the TXF Global event to engage on trade, innovation and opportunities for green growth and climate action • Chief Sustainability Officer attended COP27, participating in bilateral meetings with other ECAs, customers, and government and business representatives, and hosted discussions on enabling a low-carbon economy • Chaired the Berne Union Climate Working Group • Re-elected to the Steering Committee of the Equator Principles Association • Provided introductory ESG training to new employees and information sessions on EDC’s net zero plan • Conducted employee engagement surveys, pulse checks and a culture assessment survey • Supported 10 employee resource groups, which provide support, enhance career development and advise EDC management on inclusion, diversity and equity

ESG materiality assessment

We conducted our first materiality assessment in 2017 to inform decision-making and our annual ESG reporting. Since then, the importance of non-financial risk factors has only increased.

We plan to perform a materiality assessment every three years. We will also continue to consult with stakeholders on ESG issues and use the assessment results to inform our ESG action plans and reporting.

Our 2030 strategy places ESG principles and practices at the core of our corporate decisions. We conducted a second materiality assessment in 2021 to identify the ESG topics of greatest importance to our internal and external stakeholders and to help focus our near-term efforts.

By identifying the highest-priority topics, we can build these material topics into our ESG and corporate planning, goals, metrics and governance processes.

The materiality assessment is an integral part of our ongoing dialogue with key stakeholders. More than 30 interviews were conducted by an independent third party to encourage candid feedback.

While all topics shown in the graphic below are important to EDC, our stakeholders identified the topics in the shaded area as the most significant.

ESG materiality matrix

Social impact
Environmental stewardship
Governance and responsible business conduct
Human capital
Environmental Impact of the Portfolio
Climate Risk & Opportunity Management
Sustainable/Transition Finance
ESG Oversight & Corporate Governance
Human Rights
Transparency & Communication
Responsible Supply Chain Management
ESG Risk Due Diligence
Inclusion, Diversity & Equity
Community Impact
ESG Knowledge Sharing & Capacity Building
Financial Access & Inclusion
Compliance & Ethics
Talent
Operational Environmental Footprint
Data Security & Privacy
Employee Health, Safety & Well-being
Customer Experience & Product & Service Innovation
Significance to Stakeholders
Important Topics
Material Topics
Significance to EDC

EDC 2022 Integrated Annual Report | ESG: The heart of our business approach	57

Transparency and disclosure

Our Transparency and Disclosure Policy sets out a framework for disclosing information about our business in a way that balances the confidentiality required by our customers with the accountability and details sought by interested Canadians. By clearly defining our transparency and disclosure principles, procedures and practices, we can effectively uphold our commitment to our core values and explain our standards to our customers and stakeholders.

This is the third year EDC has reported on transactions and prospective customers that are turned down due in whole or in part to ESG risks. After this year, we will no longer report on ESG-related turndowns at the customer onboarding phase. Turndowns for ESG-related risks at this stage are less likely than at the transaction stage because the goal of onboarding is to get to know a company and assess risks outside the constraints of a transaction timeline. In the last three years of tracking, there were no turndowns at the onboarding stage. Additionally, all transactions involving an onboarded customer undergo EDC’s due diligence process, and ESG-related turndowns would, therefore, be captured at that stage.

As part of the ESRM Policy Framework review process in 2022, we consulted with stakeholder groups about EDC’s disclosure practices and received positive feedback related to our transaction and project-level reporting, following improvements made after the last review in 2020. For more information on the policy update, see the Environmental and Social Risk Management Policy Framework section on page 54.

2022 process and results

(1)

Reasons why EDC may not support a transaction or onboard a company include, but are not limited to, the following: (1) EDC may assess the credit or non-credit risks as too high; (2) a company may not provide the required information in the course of due diligence; (3) the transaction does not fit with EDC’s mandate or business strategy. We remain open to reassessing transactions and prospective customers pending new information or changes that meet our expectations or requirements. In some cases, EDC may work alongside, and continue some forms of support to, a company that is in the process of implementing improvements.

Sustainable finance

The shift to a more sustainable, equitable economy will take significant investment. That’s where sustainable finance comes in. It can provide the support businesses need as they pursue net zero, and can also influence change on a broader scale of environmental and social benefits. We see this as an opportunity for Canadian businesses and have made it a key driver of our corporate strategy.

Sustainable Financing Guarantee

Our Sustainable Financing Guarantee is a pilot financial solution developed in 2022. It aims to help large and medium-sized Canadian businesses transition from carbon-intensive operations to those that can eliminate or significantly reduce emissions. It is a risk-sharing solution in partnership with several Canadian financial institutions—including the Bank of Montreal, Royal Bank of Canada and Desjardins—that increases the capacity of the Canadian financial sector to provide sustainable funding.

EDC’s contribution to the program provides up to $500 million in support, over the next three years, to each financial institution partner. Funding will support sustainable initiatives such as hydrogen solutions, renewable infrastructure and grid modernization, in line with each partner’s sustainable finance frameworks.

Over the course of 2022, we:

•  Grew our experience and knowledge in the sustainable finance space;

•  Allocated dedicated resources and expertise;

•  Developed and released a Sustainable Bond Framework;

•  Developed and launched our Sustainable Financing Guarantee with three partner financial institutions; and

•  Set near-term targets related to sustainable finance.

•  Alignment with international standards: Our programs will be aligned with the United Nations Sustainable Development Goals and relevant international standards such as the International Capital Market Association, the Green Bond Principles and the Climate Bonds Initiative.

•  Alignment with the Government of Canada: As a financial Crown corporation, we will continue to align with the environmental and social commitments of the Government of Canada.

Building our program

Broadly, we define sustainable finance as investment decisions that take ESG impact into account when assessing an economic activity or project. Sustainable finance enables businesses across sectors to continue to grow while progressing against or achieving their ESG objectives. As we develop and deliver sustainable finance products and services, our approach will be aligned with the following principles:

•  Measurement: We will measure progress toward our stated targets and the outcomes of our initiatives.

•  Transparency: We will publicly report on progress related to sustainable finance and its supporting initiatives.

•  Sound methodology: We will ensure a robust and evolving methodology to identify, track and monitor transactions, ensuring alignment with industry and established best practices.

EDC 2022 Integrated Annual Report | ESG: The heart of our business approach	59

Support for cleantech

The world needs Canada’s innovators, which is why cleantech support has been a priority for EDC for more than 10 years. The need for these technologies has never been greater than it is today. We continue to grow our support for the sector and in 2022 enabled a record $8.8 billion in business facilitated for 392 cleantech companies. That is up from $6.3 billion in business facilitated and 324 companies served in 2021.

We plan to continue this growth trend, and in 2022 formalized that goal by setting a target to achieve $10 billion in cleantech business facilitated in 2025.

Cleantech business facilitated as at December 31, 2022 (in millions of Canadian dollars)

Inclusive Trade Investments Program

We believe that improving access to EDC’s financial and knowledge solutions is essential to our goal of helping more Canadians realize their international growth potential. Our Inclusive Trade Investments Program provides equity capital to Canadian exporting businesses owned or led by people who identify as women, Indigenous, Black or racialized, 2SLGBTQ+, and/or living with disabilities (diverse businesses). The aim is to address one of the main barriers of growth for these companies—equitable access to capital.

Sustainable Bond Framework

In 2022, we released a new Sustainable Bond Framework (independently reviewed by Sustainalytics) to enable greater financial support for initiatives that create a more equitable and sustainable world. This is an evolution of our Green Bond Framework, under which we have been issuing green bonds since 2014, and adds transition, social and sustainable bonds.

Our net zero commitment and focus on climate action led us to add transition bonds, which will be targeted specifically to activities that significantly reduce GHG emissions and facilitate the transition to a low-carbon economy.

The other significant change is the addition of social bonds. Proceeds of these bonds can support affordable infrastructure, access to health and nutrition, and equity-seeking businesses—those led or majority owned by women, Indigenous peoples, people from Black and other racialized communities, persons with disabilities and members of the 2SLGBTQ+ community.

We also recognize the need to consider environmental and social issues together, not separately. EDC believes the transition to a low-carbon economy must also look to address social inequities to support people, jobs and local communities. The new sustainable bond category covers transactions that relate to both green and social assets.

GREEN BONDS

EDC's GHG emissions calculations

GHG emissions avoided

46.2%
Energy efficiency/smart grid energy infrastructure (1,333,333.33 tCO_2e annual GHG emissions avoided)
2.9M
tCO_2e GHG emissions avoided
53.8%
Renewable energy (1,554,383.93 tCO_2e annual GHG emissions avoided)

Benefits to the environment

7,665 ML
of water leakage avoided

Contributing to best practices

In 2022, for the fourth consecutive year, EDC was reappointed to the Advisory Council of the Green Bond Principles and Social Bond Principles Executive Committee of the International Capital Market Association. Furthermore, EDC jointly contributes to and learns from best practices in the Canadian bond market through our collaboration with Canadian financial institutions such as the Bank of Montreal and Royal Bank of Canada.

EDC 2022 Integrated Annual Report | ESG: The heart of our business approach 61 GREEN BONDS As our sustainable business expands, the portfolio of green assets continues to grow and enables EDC to be a regular issuer of green bonds. Proceeds of the bonds support loans made to companies active in the preservation, protection or remediation of air, water or soil; the creation of renewable energy; or the mitigation of climate change. EDC’s GHG emissions calculations We have calculated GHG emissions avoided or reduced in accordance with internationally recognized emissions models and protocols, namely the GHG Protocol for Project Accounting. Our estimates for GHG emissions avoided take into account the benefits of assets that are operational. Where possible, estimates have been prorated to capture the percentage of EDC support in relation to overall project cost. In instances where bond issuance or maturity occurs partway through the year, estimates are also prorated for the percentage of time that the bond has been outstanding during the reporting year. For this report, we have focused on GHG emissions with respect to our renewable energy, sustainable public transport, energy efficiency and smart grid infrastructure transactions. We continue to refine our approach as GHG accounting methodologies evolve.

GHG IMPACTS OF GREEN BONDS 4 AND 5 The estimates below take into account the bene?ts of the assets that are operational. Green bond 4(1) Issuer EDC Ratings AAA Stable (Moody’s)/AAA Stable (S&P) Format SEC Registered Size CAD$500M Issue date September 5, 2017 Maturity date September 1, 2022 Coupon 1.8% (semi-annual) ISIN CA30216BGV86 Green bond 4 matured in September 2022. We have focused on GHG emissions with respect to our renewable energy, public ground transport, emissions abatement and smart grid energy infrastructure transactions. We have estimated the annual amount of GHG emissions avoided and/or reduced from our green assets to be approximately 1.449 million tonnes of CO equivalent. 2 The breakdown by sector is as follows: • Renewable energy assets: 0.1 million tonnes CO 2 (8.0% of total) • Smart grid energy infrastructure: 1.3 million tonnes CO 2 (92% of total) Green bond 5 Issuer EDC Ratings AAA Stable (Moody’s)/AAA Stable (S&P) Format SEC Registered Size CAD$500M Issue date July 31, 2019 Maturity date July 31, 2024 Coupon 1.65% (semi-annual) ISIN CA30216BHL95 We have focused on GHG emissions with respect to our renewable energy assets. We have estimated the annual amount of GHG emissions avoided and/or reduced to be approximately 1.439 million tonnes of CO equivalent. 2 Projects funded by sector(2) (3) 3.8% $15,359,592 Smart grid energy infrastructure 17.1% $68,434,505 Renewable energy 2.1% $8,355,375 Waste management 77.0% $307,530,785 Public ground transport Projects funded by sector(2) 51.8% $197,242,657 Renewable energy 19.2% $72,929,853 Public ground transport 29.0% $110,562,323 Sustainable water and wastewater management (1) Any transaction data related to green bond 4 is reported as of August 31, 2022 (as the bond matured on September 1, 2022). (2) Total may not add up to the CAD$500M bond issued as the sector breakdown values are in U.S. dollars. (3) In 2022, we revised our reporting approach for the breakdown of projects funded by sector. This breakdown includes only the funds raised that were allocated to projects, whereas in prior years we reported the total amount of eligible assets linked to each green bond. The previous approach included an additional buffer amount to allow for loan prepayments, early termination of a loan and other factors that would impact the size of the eligible asset portfolio. The 2021 and 2020 breakdown of projects funded by sector has been restated using the revised reporting approach.

EDC 2022 Integrated Annual Report | ESG: The heart of our business approach 63 Green loan assets supported by EDC green bonds (as of December 31, 2022)(1)(2) GHG Water emissions leakage Green Type of Sector Loan volume avoided avoided bond # Counterparty name transaction Green bond sector clarification ($ USD) (tCO e/yr) (ML/yr) 2 4 Transport for London Financing Public ground transport Rail 288,769,961 n/a(3) n/a 4 Greenpac Mill LLC Refinancing Waste management Recycling 8,355,375 n/a(4) n/a 4 MapleCo1 Ltd. Financing Smart grid energy Smart meters 15,359,592 1,333,333 n/a infrastructure 4 Polesine S.A. Refinancing Renewable energy Wind 25,987,425 12,291 n/a 4 Lal Lal Wind Farms Fin Co Pty Limited (Northleaf Refinancing Renewable energy Wind 42,447,080 103,259 n/a Capital Partners) 4 Porterbrook Rail Finance Limited Refinancing Public ground transport Rail 18,760,824 n/a(3) n/a 5 Buitengaats C.V. and others Refinancing Renewable energy Wind 58,347,002 411,229 n/a 5 Porterbrook Rail Finance Limited (Alberta Refinancing Public ground transport Rail 21,742,163 n/a(3) n/a Investment Management Corp) 5 Bombardier Inc.—Mass Transit (ÖBB Corporate loan Public ground transport Rail 51,187,691 n/a(3) n/a Personenverkehr Aktiengesellschaft) 5 AWF Fin Co Pty Ltd Financing Renewable energy Wind 49,116,523 182,604 n/a 5 Nordsee One GmbH Refinancing Renewable energy Wind 29,685,875 845,000 n/a 5 LS Australia FinCo1 Pty Ltd Refinancing Renewable energy Solar 60,093,258 0(5) n/a 5 United Utilities Water Ltd. Corporate loan Sustainable water and Water 110,562,323 n/a 7,665 wastewater management (1) For our green bond impact reporting, EDC has historically reported for the fiscal year with a November 30 cut-off (one month prior to the fiscal year-end). For 2022, we have updated our reporting period to be consistent with our fiscal year-end of December 31. (2) Any transaction data related to green bond 4 is reported as of August 31, 2022 (as the bond matured on September 1, 2022). (3) Amount of emissions avoided for these projects cannot be quantified. These are general purpose loans for transportation/rail companies which provide a positive environmental benefit as they promote public rail transit. (4) Emissions avoided for this project were not available. (5) Emissions avoided are zero tonnes CO e, as this project was not operational in 2022. 2 Green bond aggregate KPIs (key performance indicators) Renewable energy Energy efficiency Total outstanding Green issuance committed Annual renewable Renewable capacity green issuance and disbursed, ac counted for energy produced constructed or Annual GHG emissions Annual GHG emissions (US$) in impact reporting(6) (US$) (MWh) rehabilitated (MW) avoided (tCO e) avoided (tCO e) 2 2 380,734,833 380,734,833 3,597,345 1,452 1,554,384 1,333,333 (6) From issuer reports Use of proceeds by sector 19.2% $72,929,853 Public ground transport 29.0% $110,562,323 Sustainable water and wastewater management 51.8% $197,242,657 Renewable energy Total may not add up to the total dollar value of bonds issued as the sector breakdown values are in U.S. dollars.

COMMITTED TO CLIMATE ACTION 66 Our climate commitment 67 Net zero by 2050 74 Managing climate risk 75 Collaborating to drive progress We support companies and initiatives that are taking meaningful steps to enable a low-carbon future.

EDC 2022 Integrated Annual Report | Committed to climate action 65

Our climate commitment

Climate change is a complex global issue that will have impacts across virtually all economic sectors. Global average temperatures are rising at an unprecedented rate, leading to effects such as sea level rise and more frequent and intense extreme weather events. As Canada’s export credit agency, we have a key role to play in enabling Canada’s trade ecosystem to build and support momentum toward a low-carbon economy.

Climate Change Policy

Our Climate Change Policy provides the strategic foundation of our commitments to address climate-related risks and opportunities, through measurement, engagement, sustainable financing, risk management systems and reporting. Our Due Diligence Framework: Climate Change outlines how our policy commitments are integrated into our environmental and social risk assessment processes.

In 2022, our Climate Change Policy was updated as part of our wider Environmental and Social Risk Management Policy Framework update, which occurs every three years to ensure our policies remain relevant and aligned with best practices.

That’s why we are one of the thousands of organizations around the world that have made a commitment to achieve net zero emissions by 2050. Our climate approach is driven by this commitment, guided by our Climate Change Policy, and pursued in tandem with our mandate to help Canada regain its standing as a leader in international trade. The world needs Canada’s innovators, and we are here to support those leading the way to net zero.

Aligning with the Task Force on Climate-related Financial Disclosures

We have a responsibility to accurately measure, manage and report climate-related risks and opportunities related to our business. Since 2018, EDC has disclosed how we are assessing these risks and opportunities in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Our climate strategy, initiatives and performance are reported in more detail in our TCFD-aligned 2022 Climate-Related Disclosure.

EDC 2022 Integrated Annual Report | Committed to climate action	67

Net zero by 2050

More than two decades ago, we began our journey to make responsible and sustainable practices a priority, both for our business and for our customers. Today, our approach to climate change is centred around a commitment to achieve net zero emissions across our operations and business lines by 2050—a goal aligned with the Government of Canada and the Paris Agreement. In 2022, we developed and released interim science-based climate targets to help us build the momentum we need by 2030.

Achieving our targets and our net zero goal will require long-term commitment and significant work in partnership with our customers, stakeholders and peers. At a high level, the strategic elements of our net zero plan are:

•  Calculating financed emissions: Calculating our portfolio financed emissions in alignment with the Partnership for Carbon Accounting Financials (PCAF) methodology and improving our data quality score over time;

•  Interim climate targets: Setting sectoral science-based targets to reduce financed emissions over time;

•  Operational emissions: Reducing our operational GHG emissions to nearly zero through science-based reduction targets, and balancing any residual emissions through carbon removals; and

•  Sustainable finance: Developing and expanding the solutions our customers need to help reduce their emissions, such as transition financing, sustainable financing guarantees, sustainability-linked loans, targeted business funded through our Sustainable Bond Framework, and support for clean technologies.

OUR 2050 NET ZERO COMMITMENT KEY FOCUS AREAS Reduce operational emissions Measure financed emissions Set and deliver on interim science-based climate targets Develop sustainable finance solutions Accelerate support for clean technologies TARGETS OPERATIONAL EMISSIONS: Achieve a 32% reduction in Scope 1, 2 and Scope 3 business travel emissions by 2030 from a 2019 baseline AIRLINES: Achieve a 37% reduction in emissions per passenger kilometre by 2030 against a 2020 baseline SHORT TO MEDIUM TERM • Deliver on interim climate targets • Improve financed emissions data quality score • Implement operational emissions abatement opportunities • Increase engagement and education for our customers on climate and the net zero transition

EDC 2022 Integrated Annual Report | Committed to climate action 69 OIL AND GAS: Achieve a 15% reduction in our financing portfolio related to upstream oil and gas production by 2030 and a 3% shift in composition of production against a 2020 baseline SUSTAINABLE FINANCING GUARANTEE: $500 million in transition financing loans by 2024 CLEANTECH: Achieve $10 billion in business facilitated in the cleantech sector in 2025 Continue embedding net zero into corporate strategy and decision-making Develop a sustainable finance framework Continue increasing support for cleantech Launch net zero aligned products and services LONG TERM BY 2050, WE WILL REACH NET ZERO EMISSIONS IN OUR PORTFOLIO AND OPERATIONS

Net zero in our operations

Although the majority of our GHG emissions are associated with our financing activities, reducing emissions from our own operations is an important part of our net zero plan. We believe it is important to lead by example as we work to enable our customers to progress on their own paths to net zero. As part of our plan, we are aiming to:

•	Achieve carbon neutrality in our Scope 1 and 2 emissions and Scope 3 business travel emissions by the end of 2022, and maintain carbon neutral operations going forward;

•	Set interim science-based targets for Scope 1 and 2 emissions and Scope 3 business travel emissions, aligned with the Science Based Targets initiative (SBTi) criteria; and

•	Achieve net zero emissions for our Scope 1 and 2 emissions and Scope 3 business travel emissions by 2050.

2023 climate target

In 2019, we set an initial target to reduce exposure to our six most carbon-intensive(1) sectors by the end of 2023 across loans, guarantees and commitments. The initial goal was a 15% reduction against a 2018 baseline. We achieved the target in 2020 and, as a result of continued success, strengthened the target two more times on the same timeline—to 40% and 45%. At the end of 2022, we had achieved a reduction of 57%, and now plan to maintain our exposure below the target level.

2030 climate targets

In 2022, we began setting targets that define the transition required in certain sectors by 2030 to keep us on track for achieving net zero by 2050. They are science-based and sector-specific, in line with the Paris Agreement Capital Transition Assessment (PACTA) for Banks methodology. We chose to begin with two sectors that represent significant emissions and a large share of our financing portfolio:

Airlines: Achieve a 37% reduction in emissions per passenger kilometre in our airlines financing portfolio by 2030, against a 2020 baseline.(1)

Upstream oil and gas: Achieve a 15% reduction in our financing portfolio related to upstream oil and gas production by 2030 and a 3% shift in the composition of that production from oil to gas against a 2020 baseline.

2022 performance

In 2022, we made progress against our 2030 climate targets, and continued to work with our customers in these sectors to understand how we can best support their decarbonization activities.

In 2022, EDC set an interim science-based target to achieve a 32% reduction in Scope 1 and 2 emissions and Scope 3 business travel emissions by 2030 from a 2019 baseline.

2030 operational emissions interim target

(1)

As a result of COVID-19 pandemic support in 2020, EDC’s exposure increased significantly to both the airlines and upstream oil and gas sectors. As such, in order to capture a comprehensive view of our portfolio composition and the associated emissions, 2020 was selected as the baseline year.

EDC 2022 Integrated Annual Report | Committed to climate action 71 Delivering on the Glasgow Statement In November 2021, the Government of Canada signed on to the Statement on International Public Support for the Clean Energy Transition (the Glasgow Statement). It commits Canada to “end new direct public support for the international unabated fossil fuel energy sector by the end of 2022, except in limited and clearly defined circumstances that are consistent with the 1.5°C warming limit and the goals of the Paris Agreement.” EDC is aligned with the Glasgow Statement’s commitments and, as of January 1, 2023, no longer provides new direct financing to international fossil fuel companies and projects. At the end of 2022, Natural Resources Canada (NRCan) released guidelines for implementation of the Glasgow Statement. We will continue to work with the Government of Canada over the next year to ensure ongoing compliance. EDC’s exposure—existing, committed business that has not yet reached maturity—falling under the scope of the Glasgow Statement is approximately $2.5 billion. This business will not be renewed as maturity dates are reached over the next several years. Support to the oil and gas sector In alignment with Canada’s transition plan, helping oil and gas companies lower their emissions and support the transition to a low-carbon economy is a key part of our strategy, and we expect to continue to support those kinds of transactions in the sector. In 2022, EDC provided $1.3 billion in direct financing (loans) to the oil and gas sector, which increased from $1.1 billion in 2021. Of this support, approximately $460 million was for renewable energy projects. The vast majority of our support to the sector was indirect through short-term insurance coverage and bonding. Short-term insurance coverage totalled $6.5 billion—an increase from $2.4 billion in 2021. Fifty-one percent of this support was not related to oil and gas production, but specifically for electricity and energy trading. The increase was largely driven by world events, particularly the war in Ukraine, which drove volatility in the sector and led to greater demand for insurance coverage. The conflict also elevated the value of policy coverage due to the higher commodity prices. Other indirect support was approximately $900 million in bonding solutions. In total, EDC facilitated $8.7 billion worth of direct and indirect business (inclusive of renewables and electricity/ energy trading) to the oil and gas sector in 2022, compared to $4.4 billion in 2021. We remain on track with our commitment to achieve net zero emissions by 2050. We also continue to prioritize our support for the cleantech sector, which reached a record high of $8.8 billion in business facilitated in 2022, up from $6.3 billion in 2021. We expect to continue this trend and reach our target of $10 billion in 2025. Measuring, tracking and reporting We know that accurate data, tracking and reporting are essential for evaluating our progress, demonstrating accountability, and building relationships with external stakeholders, customers and rights holders. With this in mind, we subscribe to best practice frameworks to guide our work, including those set out by the Task Force on Climate-related Financial Disclosures (TCFD), Equator Principles 4 (EP4), the Global Reporting Initiative (GRI) and the United Nations Sustainable Development Goals (SDGs). Our own policies, including our Climate Change Policy and Transparency and Disclosure Policy, detail the commitments we have made to transparently communicate about our progress and plans. To provide a clear view of our practices and progress, we will continue to report regularly on our performance through several publications, including: • Integrated annual reports • TCFD-aligned climate-related disclosures • Corporate Plan (summaries) • Financial reports These reports are available on our website.

2022 ENVIRONMENT HIGHLIGHTS We are making progress on achieving our 2030 climate targets. We continue to work with customers to understand how we can best support their decarbonization activities.

WORKING TO ENABLE A LOW-CARBON FUTURE

Progress on 2023 climate target[1]

2018
$22.4B
2019
$19.9B
2020
$19.0B
2021
$13.6B
2022
$9.6B

57% | TARGET ACHIEVED

Progress on 2030 climate targets[2]

AIRLINES

0.8%

Reduction

UPSTREAM OIL AND GAS

40%

Reduction

13.1%

Shift

from oil to gas against a 2020 baseline

1,321 tCO_2e

Operational emissions, up from 811 tCO_2e in 2021

392

Cleantech financial customers served

$8.8B

Cleantech business facilitated

EDC 2022 Integrated Annual Report | Committed to climate action 73 WORKING TO ENABLE A LOW-CARBON FUTURE Progress on 2023 climate target(1) TARGET 57% ACHIEVED reduction in exposure to our six most carbon-intensive sectors (1) EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set. Progress on 2030 climate targets(2) Reduction in emissions per passenger kilometre from our airlines financing portfolio against a 2020 baseline Reduction in our financing portfolio related to upstream oil and gas production against a 2020 baseline Shift from oil to gas against a 2020 baseline (2) As a result of COVID-19 pandemic support in 2020, EDC’s exposure increased significantly to both the airlines and upstream oil and gas sectors. As such, in order to capture a comprehensive view of our portfolio composition and the associated emissions, 2020 was selected as the baseline year.

Managing climate risk

We recognize our responsibility to demonstrate how climate-related risks and opportunities are identified, assessed and managed at EDC. By integrating climate risks into our overall risk management program, we can proactively adapt our business and support our customers in the transition to a low-carbon economy.

Scenario analysis

Climate scenario analysis helps EDC better understand our exposure to future financial climate-related risks and assess the potential financial impacts to our business under various scenarios. We have performed climate scenario analysis since 2020, including assessing a disorderly transition and, later, an orderly transition to a net zero economy.

In 2022, we advanced our scenario analysis to test the impact of a disorderly and divergent transition to a net zero economy as of 2026 and 2030. The analysis allows us to gain insights on the timing of impacts on credit quality, the sequencing of sectoral impacts and the types of entities impacted earliest.

When it comes to credit risks, these can materialize for EDC through climate change impacts on the wider economy or through exposure to clients with business models that are not aligned with the low-carbon future. Since 2021, we have been carrying out a pilot program to explore how to evolve our process to best incorporate climate risk into our credit decisions in the oil and gas and petrochemical sectors. While the pilot program is not yet complete, so far it has strengthened our credit assessments and established a baseline for us to expand and evolve our approach in line with industry guidance and best practice.

Credit and non-credit risk

We use our non-credit risk assessment process to identify and assess climate-related risks and are exploring ways to incorporate climate considerations into our credit risk assessments.

For the non-credit risk assessment process, climate risks are integrated into our environmental and social risk management review process. Within our climate change due diligence framework, we have established clear parameters for transactions involving thermal coal power, mining or dedicated thermal coal-related infrastructure, as well as approaches for identifying climate-related risks in both project and non-project transactions.

EDC AT COP27 EDC participates in the Conference of the Parties (COP) as part of the Canadian delegation. Our participation enables us to contribute to Canada’s climate agenda and advance our ongoing commitment to global climate action and achieving net zero by 2050. At COP27 in November 2022, our former Chief Sustainability Officer hosted a roundtable event, The Next Generation of Export Credits: Driving Commitments and Innovations. The event featured representatives from several climate-leading ECAs who shared their challenges and solutions for enabling ECAs to move faster on climate and have a greater impact on the global trade finance ecosystem. Our former CSO also participated in two panels on the role of ECAs in financing the green transition and supporting the net zero ambition of global industry.

EDC 2022 Integrated Annual Report | Committed to climate action	75

Collaborating to drive progress

A successful transition to a low-carbon economy requires action and co-operation across the trade ecosystem. We regularly engage with our customers, partners and industry peers—including large financial institutions and other ECAs—to share knowledge and best practices around climate and net zero approaches, target setting and progress toward our goals.

In 2022, EDC hosted the heads of ECAs from the G7 nations—France, Germany, Italy, Japan, the U.K., the U.S. and Canada—to discuss several pressing matters impacting exporters and global trade flows. The topic of climate change, and the role of ECAs in responding to it, dominated the discussion. The G7 ECA Heads examined their climate progress to date and how their organizations can help reduce the emissions of our respective economies.

Customer engagement remains key to our climate approach and was a high priority in 2022. We consulted extensively with customers to:

•  Update our Climate Change Policy as part of the wider ESRM Policy Framework review;

•  Share information on our 2030 climate targets; and

•  Understand their challenges and needs for future support related to decarbonization.

Representatives from EDC and our peer export credit agencies: EKF (Eksport Kredit Fonden, Denmark), UKEF (UK Export Finance, U.K.), and EKN (Exportkreditnämnden, Sweden)

EDC 2022 Integrated Annual Report | Helping to build a more equitable world 77 HELPING TO BUILD A MORE EQUITABLE WORLD 78 Respecting human rights 82 Empowering our people 84 Inclusion, diversity and equity 88 Supplier diversity 89 Community impact As an export credit agency, EDC is responsible for respecting internationally proclaimed human rights.

Respecting human rights

We recognize that if we want to help Canadian companies reach their full potential to grow and succeed at the global level, we must be at the forefront of managing human rights risks and impacts.

and is expected to become law in 2023. The legislation would require Canadian companies to report on their efforts to prevent and reduce the risk of forced or child labour in their supply chains, and introduce enforcement mechanisms.

During the year, we saw growing recognition by governments and the finance sector that respecting human rights not only reduces risks, but offers opportunities for increasing business success and longevity as well. To this end, and as part of its commitment to increase sustainability, uphold human rights and improve responsible business practices at home and abroad, the Government of Canada released Responsible Business Conduct Abroad: Canada’s Strategy for the Future in 2022. The five-year strategy sets priorities for the Trade Commissioner Service and provides guidance for Crown corporations, like EDC.

Our approach

The economic prosperity created through international trade isn’t possible without people. Our role allows us to connect Canadians with companies worldwide; however, trade connections may give rise to adverse human rights impacts.

As part of our efforts to address the human rights implications of our business, we have established policies and procedures for identifying, preventing and mitigating severe impacts connected to our business and we regularly report on our performance.

Our Human Rights Policy is aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs) and provides the principles and commitments that guide our approach to respecting human rights and internal decision-making for the business we support. The policy covers our commitments in several fundamental areas, including building and using available leverage to influence our customers’ actions.

2022 context

Significant changes in the global human rights landscape continued in 2022, with companies and financial institutions increasingly held accountable for any business relationships that undermine human rights. External stakeholders continued to raise concerns through grievance mechanisms and engagement processes, and legislation in several jurisdictions evolved from soft to hard law, with momentum toward mandatory due diligence.

In Canada, Bill S-211, An Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff, advanced

Having a commitment to respect human rights doesn’t mean that we decline all business where human rights risks exist. Rather, international standards like the UNGPs expect us to take meaningful steps to prevent or mitigate human rights risks or adverse impacts. We do this, for example, by using or building leverage to influence our customers’ actions.

HUMAN RIGHTS REPORTING Human rights reporting is one part of EDC’s efforts to ensure transparency of our operations. We released a detailed 2021 Human Rights Disclosure last year and intend to produce similar reports biennially. In the intervening years, we will include updates on our human rights performance and progress in our Integrated Annual Report. In 2022, we added a human rights page to the EDC website, which provides a summary of our approach to human rights and access to the following key guiding documents: Human Rights Policy Due Diligence Framework: Human Rights EDC’s Principles on Leverage and Remedy

EDC 2022 Integrated Annual Report | Helping to build a more equitable world 79 OUR HUMAN RIGHTS JOURNEY Released our Started embedding Assessed Aligned our environmental Began review of our Human Rights human rights risks into our our practice and social due diligence Environmental and Social Statement. environmental and social due against the UNGPs. practices with the UNGPs. Risk Management Policy diligence practices. Framework. Completed a review and update of Developed due Developed and approved Issued our first our Human Rights Policy, as part of diligence tools Principles on Leverage board approved the ESRM Policy Framework review. on leverage and and Remedy. and dedicated remedy. Human Rights Launched leverage and remedy Disclosed our Due toolkit and training course for Diligence Framework: Policy. relevant employees. Human Rights. Taking the next steps Policy review EDC conducts periodic reviews to guide the update of its Environmental and Social Risk Management Policy Framework. As part of the 2022 review process, we engaged with various stakeholders to discuss our policy on human rights. EDC’s updated Human Rights Policy is available at edc.ca. For more details on the review process, please see the Environmental and Social Risk Management Policy Framework section on page 54. Leverage and remedy toolkit Our Human Rights Policy commits us to building and using our leverage to prevent and mitigate human rights risks and impacts, and enabling remedy should an impact occur. We developed our Principles on Leverage and Remedy to put these commitments into practice across our business. In 2022, we launched a suite of tools that translate our principles into practice and embed them into our transactional due diligence, customer relationship management practices and decision-making. They range from diagnostic tools and resources to worksheets. The tools apply to higher-risk relationships or transactions before and after adverse impacts have occurred. The primary due diligence tools are focused on helping EDC staff: • Assess and build leverage; • Gauge preparedness for remedy; • Explore leverage strategies and their effective implementation; and • Use leverage for remedy if an impact has occurred. As part of the launch, our ESG Customer Success team and all affected EDC decision-makers and lines of business participated in leverage and remedy training workshops. Affected teams also engaged in online leverage and remedy training, with a 100% completion rate.(1) (1) Completion rate is net of adjustments.

2022 PERFORMANCE: HUMAN RIGHTS Human rights risk screenings To understand where EDC can use its influence for improved human rights outcomes, we identify and assess environmental and social risks and impacts, including those related to human rights, in our due diligence process. In 2022, our ESG Customer Success team conducted 321 screenings to identify enhanced human rights-related risks for non-project transactions. Screenings are performed based on risk factors such as the country, sector and company track record. How we engaged in transactions requiring further human rights due diligence Of the transactions requiring further human rights due diligence (beyond screening): of cases We asked questions directly to the customer to gain a better understanding of the contextual risks and the company management capacity. of cases We provided risk management information or recommendations to help customers gain greater awareness and understanding of potential risks and how to identify and mitigate them. of cases We facilitated customer commitments to help our clients prioritize and take action to manage risks, which could include providing remedy.

Human rights risk screenings by region

83
83
57
34
32
20
12
Middle East
Asia and Oceania
North America
Europe
Latin America
Africa
Various

13.5%

of transactions underwent enhanced human rights risk screenings

Human rights risk screenings by sector

80
63
47
46
20
19
17
15
14
0
ICT
Manufacturing
Mining, metals and heavy industry
Other
Surface transportation
Oil and gas
Infrastructure, power generation, transmission and distribution
Agriculture, aquaculture and forestry
Aerospace
Retail, sales and services

4.6%
Supply chain management (e.g., forced labour, child labour, human trafficking)
9.6%
Employee labour, working conditions or occupational health and safety
20.5%
Security practices of companies or service providers
1.7%
Indigenous peoples, community engagement or land acquisition and resettlement
41.0%
Infringement on freedom of expression or right to privacy
22.6%
Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution)

EDC 2022 Integrated Annual Report | Helping to build a more equitable world 81 Human rights risk screenings by region 13.5% of transactions underwent enhanced human rights risk screenings Human rights risk screenings by sector Human rights-related risks identified in environmental and social screenings

Empowering our people

Our 2030 strategy provides the roadmap for change, but it is our employees who will make it happen. Given the global economic situation and experiences during the COVID-19 pandemic, Canada’s labour market and employee expectations are rapidly changing. We focus on attracting, engaging, developing and empowering a highly qualified, diverse workforce.

Talent

We’re evolving our corporate culture and operating practices to create a more seamless experience for the customer. To accomplish this, we have been shifting business models to better align with customer segment needs and investing in engagement and training at all levels of the organization, including a revamped leadership development program.

Our people

We provide skill development opportunities to help employees meet the ever-evolving business imperatives of global trade. In 2022, we expanded the course offering in our digital academy by introducing courses from organizations like Microsoft and by launching programs from universities on topics like data science, design-thinking and Agile. New training was also developed in-house to advance digital literacy and support our frontline employees with strategic relationship management training.

During the year, our employees completed 1,936 lessons, with an average course rating of 4.3/5.

Leaders

Leaders play a critical role in fostering culture and enhancing employee engagement. In 2022, we designed a leadership roadmap for 2023 to 2025 that sets out programs for each level of leadership, including engagement activities, assessment simulations and coaching. We also launched a pilot program designed to equip our leaders with the skills and behaviours needed to enable healthy culture and deliver on our 2030 strategy.

Culture

In 2022, we continued to provide training to foster an inclusive, accessible and welcoming workplace. Some examples include:

•  A micro-learning series launched during Pride Week to highlight the importance of Indigenous two-spirit peoples and the unique challenges they face;

•  Training modules about inclusion, designed with input from employees who identify as being part of a visible minority or as having a disability;

•  Digital accessibility e-learning and a comprehensive playbook to help us eliminate barriers that prevent people with disabilities (and other designated groups) from participating equally in the workforce; and

•  Increasing access to second language training.

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Adapting to a hybrid workplace

The pandemic challenged us to reflect on what the future of work will look like at EDC, and it continues to influence our ways of working. The pandemic has intensified competition for talent, and we’ve met this challenge by hiring talent across Canada, regardless of location. As a result, 30% of our workforce is dispersed, up from 15% pre-pandemic, and flexibility remains a key driver and differentiator for EDC. We continue to pursue a hybrid model of work that combines the benefits of remote and in-person approaches.

With this hybrid approach in mind, we developed EDC community hubs in 2021 as a model to help drive business, remain customer-centric and strengthen our culture. EDC’s central community hub is our headquarters in Ottawa, and we have five other hubs across Canada—in Vancouver, Calgary, Toronto, Montreal and Halifax.

As the pandemic became more manageable and the world started to reopen, our hybrid work model evolved and we prepared EDC’s community hubs and international offices to accommodate flexible workspaces. Along with other Crown corporations and financial institutions, in early 2022 EDC began welcoming employees into our community hubs, where in-person interactions added value to our business. Over the course of the year, we continued to increase the in-person requirement to create a balance of meeting our business needs while giving employees the flexibility they have come to value. Our objectives as a hybrid workforce remain the same:

•	Facilitate a customer focus to help Canadian companies thrive in the global market;

•	Build a winning workforce and be an employer of choice by empowering our people to perform at their best; and

•	Energize our business to achieve our corporate strategy and respond to our continuously evolving market needs.

Promoting health and wellness

The health, safety and well-being of our employees has always been our number one priority.

We continue to pay extra attention to mental health in our communications, flexible benefits program, and other leadership and human resources processes. Our inclusive wellness program provides employees with tools and resources to help maintain a healthy lifestyle at work and home. In 2022, we expanded our mental health awareness training across the organization. A mental health in the workplace program that began as a workshop for leaders was offered to all employees, and met with high demand and attendance. We also launched a mental health leadership certificate program, which equips leaders with the skills to respond to and manage mental health challenges in the workplace.

TOP EMPLOYER Our corporate culture, focus on wellness and benefits programs have helped maintain EDC’s position as one of the best places to work in Canada. In the last year, we’ve been recognized as one of Canada’s Top 100 Employers, one of Canada’s Top Family-Friendly Employers and one of the National Capital Region’s Top Employers.

Inclusion, diversity and equity

Fostering inclusive and diverse teams while championing equity enables EDC to serve customers better and positively impact Canadian society. When employees feel they belong and have an equitable opportunity for success—regardless of age, ethnicity, disability, economic status, gender, nationality, race, sexual orientation or transgender status—they are more likely to realize their full potential and drive change. Being recognized as a diverse and inclusive workplace also helps EDC to attract and retain top talent.

Data-driven approach

We believe in taking a data-driven, evidence-based approach to inclusion, diversity and equity (ID&E) initiatives. This approach is important—it means we make decisions based on facts, not opinions or anecdotes, and our metrics and targets hold us accountable for results. We are transparent with our leaders and employees, sharing our ID&E dashboard on our intranet.

In 2022, we focused on measuring representation and employee sentiment about belonging at EDC. We use representation data gathered through our employee self-identification process, annual engagement survey and pulse surveys to identify potential gaps, guide our efforts and measure progress. This is a key factor in our success.

Employee participation in our self-identification survey increased to 79% of the workforce in 2022, up from 71% in 2021. This increase was above our target of 76% for 2022 and can be attributed to focused communication campaigns and support from our employee resource groups. EDC will continue working to improve response rates.

Our Belonging Index, launched in 2021 and measured through employee engagement surveys, helps us measure employee sentiment about ID&E, belonging, career growth and our progress over time. Our organizational scorecard includes the index results, and our numbers showed positive momentum in 2022 across diversity segments.

EDC is on track to achieve—or is exceeding—targets for our underrepresented groups and, in some cases, is exceeding the targets set for 2025.

Our workforce composition(1)(2)

		Results

Percentage of:	2025 targets	2022	2021

Women	50.0%	52.4%	53.0%

Visible minorities	30.0%	34.8%	34.0%

Visible minorities – Black	7.0%	8.2%	9.0%

Indigenous peoples	3.0%	2.3%	2.5%

2SLGBTQ+	5.0%	4.3%	4.6%

Persons with disabilities	8.5%	7.5%	6.9%

Leadership roles held by women	50.0%	53.0%	56.0%

Leadership roles held by visible minorities	25.0%	21.7%	20.0%

(1)	Results are based on responses received from the self-identification survey. EDC’s overall self-identification rate for 2022 is 78.5%.

(2)	Prior year totals were inclusive of both EDC employees and FinDev Canada. Current year totals exclude FinDev Canada, employees on leave, locally engaged staff and students.

Accessibility actions

EDC is committed to creating accessible, inclusive and barrier-free experiences for our customers, employees and Canadians. Our 2023–2025 accessibility plan, published in November 2022, describes our planned actions over the next three years to prevent or remove barriers to accessibility, in support of the

Accessible Canada Act (ACA) goal of a barrier-free Canada for all—specifically, people with disabilities—by 2040.

Internal and external consultations were held to gather feedback to inform the three-year plan. Consultations ranged from an anonymous survey and focus groups to one-on-one meetings with program teams, employees, external suppliers and partners.

We are allocating budget and resources to carry out our plan to enhance accessibility at EDC. Our planned activities include:

•	Working with partners to support the growth and success of Canadian exporters;

•	Collaborating with partners and people with disabilities to apply an accessibility lens to our programs, services and products; and

•	Investing in our communities to ensure Canadians with disabilities have more opportunities to succeed.

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Employee resource groups (ERGs)

ERGs are made up of employees who voluntarily join together to support peers, enhance career development and contribute to EDC’s Community Investments program.

EDC has 10 ERGs, of which three are new in 2022: Environmental, Francophonie and Mosaic (new Canadians).

Each ERG has at least one executive sponsor, and the leads of each ERG, along with their executive sponsors, form our ID&E Council, which meets monthly. Approximately 800 employees are directly or indirectly involved in our ERGs.

The ERGs also help promote awareness and understanding across the organization about various aspects of ID&E while continuing to drive greater participation in self-identification. They often work together to mark events and occasions and to collaborate on initiatives as part of our ID&E strategy, including contributing to the development of promotional and learning solutions in partnership with our Learning and Development team.

▶

Agatha Alstrom,

Vice President, Risk Underwriting and

Portfolio Management, and Co-Chair of the

Black Employee Resource Group

2022 SOCIAL HIGHLIGHTS Fostering inclusive and diverse teams while championing equity enables EDC to serve our diverse customers better. It’s another way we help Canada become better through trade.

WE STAND FOR INCLUSION, DIVERSITY AND EQUITY IN TRADE

Our workforce composition[1][2]

% Women
50%
2025 target
2021 53.0%
2022 52.4%
% Visible minorities
30%
2025 target
2021 34.0%
2022 34.8%
% Visible minorities – Black
7%
2025 target
2021 9.0%
2022 8.2%
% Indigenous peoples
3%
2025 target
2021 2.5%
2022 2.3%
% 2SLGBTQ+
5%
2025 target
2021 4.6%
2022 4.3%
% Persons with disabilities
8.5%
2025 target
2021 6.9%
2022 7.5%

Our leadership[1][2]

2,989 Women-owned and led unique customers served since 2018[3]

305 Indigenous-owned and led unique customers served since 2020[3]

321 Non-project transactions that underwent screenings to identify enhanced human rights-related risks

13.5% of transactions underwent enhanced human rights screening

EDC 2022 Integrated Annual Report | Helping to build a more equitable world 87 WE STAND FOR INCLUSION, DIVERSITY AND EQUITY IN TRADE Our workforce composition(1)(2) % Women % Visible minorities % Visible minorities – Black 50% 30% 7% 2025 target 2025 target 2025 target 2021 53.0% 2021 34.0% 2021 9.0% 2022 52.4% 2022 34.8% 2022 8.2% % Indigenous peoples % 2SLGBTQ+ % Persons with disabilities 3% 5% 8.5% 2025 target 2025 target 2025 target 2021 2.5% 2021 4.6% 2021 6.9% 2022 2.3% 2022 4.3% 2022 7.5% Our leadership(1)(2) % Women 50% 2025 target 2021 56.0% 2022 53.0% % Visible minorities 25% 2025 target 2021 20.0% 2022 21.7% (1) Results are based on responses received from the self-identification survey. EDC’s overall self-identification rate for 2022 is 78.5%. (2) Prior year totals were inclusive of both EDC employees and FinDev Canada. Current year totals exclude FinDev Canada, employees on leave, locally engaged staff and students. 2,989 305 321 13.5% Women-owned and Indigenous-owned Non-project of transactions led unique customers and led unique transactions underwent enhanced served since 2018(3) customers served that underwent human rights since 2020(3) screenings to identify screening enhanced human rights-related risks (3) Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once. See our ESG Scorecard and our Data Appendix for more details on our metrics and performance.

Supplier diversity

Our spending on goods and services from external vendors is approximately $250 million a year, and we’re committed to sharing these opportunities with a diverse range of suppliers, including equity-seeking groups.

As our supplier diversity program entered its third year, EDC took a crucial step forward by including supplier diversity requirements in our Procurement Policy and Guideline. Internal buyers are now required to include a diverse supplier on the short list when procuring between $100,000 and $600,000 of goods or services.

We began asking suppliers in 2021 about their diversity on our registration form. Building on that step, we created an internal site in 2022 to help our colleagues identify diverse suppliers for consideration when procurement opportunities arise.

In 2022, we also hosted our first Meet the Buyer event, where we educated suppliers about EDC’s procurement processes and our inclusive trade strategy. Sixteen suppliers met with our internal buyers in the technology sector to learn about EDC’s requirements in the coming 12 to 18 months, and each supplier had a chance to pitch their services and receive feedback.

EDC also expanded its corporate memberships to include the Inclusive Workplace and Supply Council of Canada, a certifying body for businesses owned by veterans and persons with disabilities. As a result of our memberships with a range of councils that certify diverse companies, we were able to share 13 notices of competitive procurement opportunities with these organizations.

Our spending with diverse suppliers was $3.4 million in 2022.

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Community impact

Our employees contribute time and money to support local and global communities.

Disaster relief

In 2022, EDC launched two disaster relief donation matching campaigns.

Our employees donated almost $58,000 to 17 organizations supporting those who were displaced by the Russia-Ukraine conflict. This was the highest amount raised by employees in the program’s history, and EDC matched the figure, leading to a total contribution of $116,000.

In addition, EDC matched $6,385 in employee donations to the Canadian Red Cross following the destruction caused by Hurricane Fiona in Atlantic Canada for a total contribution of $12,770.

2022 Community Investment Day

We were pleased to mark the return of in-person participation for our annual Community Investment Day. Across Canada and in our international offices, employees participated in a wide range of volunteer opportunities, either virtually or in person. Employees took part in activities ranging from tending gardens and community cleanup initiatives to supporting new Canadians entering the workforce with interview coaching. In Ottawa, 348 employees supported 33 local organizations. EDC colleagues in Singapore prepared food for Willing Hearts, a local charity that provides 11,000 daily lunches to underprivileged communities. Regional teams across Canada also volunteered, including colleagues in Southwestern Ontario who sorted and packed food boxes at the Kitchener Food Bank.

RESPONSIBLE BUSINESS 92 Business integrity 93 Risk management 96 Corporate governance We support Canada and other leading trading nations in concerted efforts to fight corruption and bribery, while promoting increased accountability on sustainable and responsible business practices.

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EDC 2022 Integrated Annual Report | Responsible business 91

Business integrity

With a mandate to help Canadian companies do business in some of the most challenging markets in the world, it’s critical for EDC to have strong policies, guidelines and controls related to business integrity. Our commitment to high ethical standards is one of our values and is integral to our reputation and ability to deliver value for Canadians.

Ethical conduct

Our Code of Conduct and its supporting standards and guidelines serve as the foundation for how we do business, and help define EDC’s culture of ethical excellence. Many of these documents were reviewed and enhanced in 2022 to ensure we adapt to emerging trends and maintain our position on the front lines of combatting financial crime, both in Canada and abroad.

Updates included:

•	Adding new content in areas such as diversity and inclusion, cybersecurity and third-party risk management; and

•	Revising our Conflicts of Interest Standard and Gifts & Hospitality Guideline to provide greater guidance to employees on how to avoid and mitigate the risks of conflicts of interest and perform their duties in alignment with best practices.

All employees participate in EDC’s annual Code of Conduct training and attestation program. In 2022, the program was modified to include engaging content that provides a fun yet informative way to engage with employees on key ethics-related issues.

In 2022, EDC continued its work with the Ethisphere Institute, a global leader in defining ethical business standards, to complete an ethics culture assessment. This assessment included an employee survey about resources, perceptions, pressure to compromise ethics, and reporting, as well as cultural benchmarking against peer organizations. Overall, the assessment of EDC’s ethics program and culture was positive. The results showed a high correlation between the frequency of leader engagement on ethics-related issues and employee perception of ethical culture.

With this in mind, we developed new leader training about the importance of protecting employees’ psychological safety, and the skills needed to do so. We also enhanced internal resources about speaking up, reporting concerns and promoting a zero-reprisal environment.

Preventing financial crimes

Corruption and bribery allegations continue to make international headlines due to the pervasive societal damage that financial crimes cause. In addition to the heightened public scrutiny of corrupt activity, the international community has been engrossed by unprecedented sanctions in response to Russia’s war against Ukraine in 2022. The need to be vigilant about financial crime risks has never been greater.

EDC met the challenges of 2022 by continuing to evolve our approach and risk tools, building on our history of mitigating the risks associated with financial crimes. Since we introduced a Financial Crime Policy in 2017, we have established a strong culture of compliance, transparency and ethics where transactions and business relationships are assessed using a customized, risk-based approach. Non-credit risk exposure and prevention is top of mind for leaders and our people across the organization to ensure that we do not knowingly support sanctioned parties or transactions that involve bribery or corruption, and to prevent our products and services from being used for money laundering, sanctioned or fraudulent activity, terrorist financing, or illicit activities.

Key activities in 2022 included:

•	Financial crime training for employees, with enhanced training and tools for those working in specialized areas;

•	The continued rollout of our financial crime risk framework to enhance, expand and streamline our process to ensure that risks are quickly identified and appropriately mitigated where necessary;

•	The continued monitoring of screening platforms to ensure that new risks are addressed quickly; and

•	Participation in OECD workshops with other international experts and ensuring compliance with OECD obligations through defined metrics and requirements.

We also engage with customers who may be exposed to risks they have not encountered before, providing resources such as our Guide to Financial Crime in International Trade and guiding them toward legal advice where needed.

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Risk management

EDC customers’ long-term, sustainable success hinges on our knowledge of international trade and our ability to take on and manage financial and non-financial risks. A well-defined risk approach helps us balance our customers’ interests and build a stronger and more sustainable economic future for all Canadians while upholding the principles of responsible business.

Our activities expose us to financial, operational and strategic risks, including ESG risks, across a diverse economic and political landscape. As we pursue new business opportunities, we remain vigilant in our efforts to identify, assess, respond to and monitor risks prudently. This helps us protect our business, our reputation and the Canadian exporters we serve.

We take a practical approach to risk management that emphasizes quantifying risk so we can understand it. This removes complexity and lets EDC’s business flow while maintaining sound governance.

Several 2022 initiatives supported these principles:

•	We refreshed our risk taxonomy to add climate risk specifically;

•	We made improvements to enterprise-wide stress testing, including climate scenario analysis;

•	We modernized the Corporation’s bylaws and adapted provisions related to the approval of transactions by the Board of Directors to facilitate the execution of EDC’s 2030 strategy;

•	We enhanced risk reporting to enable even more focused risk discussions at the board and senior management levels; and

•	We made improvements to EDC’s Compliance Program.

2022 GOVERNANCE HIGHLIGHTS EDC has strong policies, guidelines and controls related to business integrity. As we embed sustainability in our business practices, the board has increased its expertise and time spent overseeing ESG matters.

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Committed to ethical, sustainable business

2018 100%
2019 100%
2020 100%
2021 100%
2022 100%

2018 100%
2019 100%
2020 100%
2021 100%
2022 100%

2021 23.1%
2022 75%

2021 7.1%
2022 21.4%

44.7%
Time dedicated to ESG topics by the board and its committees

2021 49.7%
2022 44.7%

50%
Women on EDC's board

2021 50%
2022 50%

EDC 2022 Integrated Annual Report | Responsible business 95 Committed to ethical, sustainable business Percentage of relevant employees receiving financial crimes training(1)(2)(3) Percentage of employees who completed EDC’s Code of Conduct(1) (1) Completion rate is net of adjustments. (2“Relevant employees” includes all new hires and any employees who changed roles in 2022. (3) The 2021 percentage was restated due to corrected information.

Corporate governance

As a commercial and financial Crown corporation, EDC is governed by a board of directors whose representatives are from the private sector. The board’s responsibility is to supervise the direction and management of EDC, support the development of strategy and oversee its execution as outlined in EDC’s Corporate Plan.

EDC’s board comprises seasoned professionals in business, finance, banking, insurance, human resources, technology, investment, policy and risk management. Members possess deep knowledge and understanding of various sectors including finance, exporting, banking, insurance, mining, energy, manufacturing, technology, marketing, law and retail. Their collective experience is leveraged to help inform EDC’s business direction.

Board stewardship

The board, along with the Executive Management team, ensures that the Corporation’s strategic direction and Corporate Plan are aligned with the Government of Canada’s trade priorities. Board members also act as a link between EDC and the shareholder, the Government of Canada. In this regard, the board is informed by guidance from the Minister of International Trade, Export Promotion, Small Business and Economic Development through the annual Statement of Priorities and Accountabilities (SPA). The SPA complements the ongoing dialogue between EDC and its shareholder. The 2023–2027 Corporate Plan was approved by the board in the fall of 2022.

Public policy objective and legislated mandate

EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

Accountability and operations

With the exception of the President and CEO, the board is independent of EDC’s management. The two entities have an effective working relationship, with the board regularly reviewing the allocation of responsibilities. The EDC bylaws regulate board proceedings and establish matters for which the board has reserved authority. The Board Charter elaborates on the board’s stewardship roles and responsibilities and provides additional detail on board proceedings.

At each board and committee meeting, time is reserved for directors to meet in camera with the CEO and separately without the CEO. The Audit Committee meets in camera in three sessions: with representatives of the Office of the Auditor General of Canada; with EDC’s Senior Vice-President and Chief Internal Auditor; and as the full Audit Committee without the CEO. The Risk Management Committee holds regular in-camera sessions with the Chief Risk Officer, as well as with the Vice-President and Chief Compliance & Ethics Officer. Additionally, directors receive agendas and materials for, and are welcome to attend, any committees of which they are not members, with the exception of the Nominating and Corporate Governance Committee, where membership and participation are generally reserved for the Chair and Vice-Chair of the board and the chairs of the board committees.

2022 focus areas

The board’s long-standing work to provide guidance and oversight related to EDC’s strategy, risks and opportunities created a strong foundation for the Executive Management team and the board to build on in 2022. The Corporation responded to the ongoing challenges of the pandemic, as well as new geopolitical and economic uncertainties, while implementing year two of its 2030 strategy.

ESG and culture of ethical conduct

The board provides oversight of the Corporation’s overall ESG orientation and contributes to the evolution of its ESG strategy. In 2022, the board and its committees delivered on their respective ESG responsibilities and oversight. The board strengthened its collective ESG competency through ongoing director development and certifications. Directors participated in science-based target training to learn more about the financial sector’s role in addressing climate change and science-based target setting, and 75% of directors hold a Competent Boards ESG designation (GCB.D), covering enterprise risk, business complexity, technological disruptions, and social and environmental obligations.

ESG was a standing item on the meeting agendas of the board and the Business Development and Performance Committee (BDPC). All other committees applied an ESG lens in fulfilling their mandates. The board received regular ESG updates from the Chief Sustainability Officer, in addition to hearing from the shareholder and civil society representatives.

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ESG topics discussed by the board and its committees included:

•	Approval of EDC’s Environmental and Social Risk Management Policy Framework

•	Board governance of ESG

•	Cleantech performance

•	Climate scenario analysis and portfolio management

•	Climate targets

•	EDC’s alignment with the Government of Canada’s direction on ESG matters

•	ESG assessments of, and updates on, key transactions and clients

•	ESG materiality assessment

•	ESG reporting and ESG scorecard

•	External perspectives on ESG

•	Human rights

•	Stakeholder engagement

•	Sustainable Bond Framework

•	Sustainable finance

The former Board Chair, Martine Irman, served as the board representative in meetings of EDC’s ESG Advisory Council in 2022. This group of experts advises and guides EDC on its ESG practices, and its membership was expanded to include representatives with additional expertise.

More broadly, the board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. The board approves EDC’s Employee Code of Conduct, which incorporates the Values and Ethics Code for the Public Sector. It receives regular reports on employee training and sign-off to confirm adherence with EDC’s Code of Conduct. Board members are also expected to perform their roles in accordance with EDC’s Board Code of Conduct, which the board reviews and approves annually. Attestation and training on the Board Code is an annual obligation, and all board members participated in this training in 2022.

EDC directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations so that transaction documents are withheld from a director who has declared an interest in a party related to that transaction.

Subsidiary oversight

The board continued to oversee EDC’s wholly owned subsidiary, Development Finance Institute Canada (DFIC) Inc., operating under the trade name FinDev Canada. FinDev Canada is guided by a separate board of directors whose membership draws from the EDC board (including EDC’s President and CEO, who serves as FinDev Canada’s chair), as well as independent directors. This board possesses a broad range of skills and experience in development finance and international markets. In 2022, the board appointed Alzbeta Klein to the FinDev Canada board as an independent director, replacing Mimi Alemayehou. The board oversaw a refresh of the FinDev Canada board charter and supported the development of the FinDev Canada board profile and the establishment of an audit committee.

Transformation, organizational culture and long-term strategy

The EDC board received regular updates on EDC’s transformation efforts, including organizational culture and employee survey results, and engaged with management to implement a robust culture roadmap for promoting the shifts required to achieve desired outcomes.

The board also maintained a long-term strategic view and helped guide the development of EDC’s Corporate Plan,

ensuring alignment with shareholder priorities, including the government’s Indo-Pacific strategy. Throughout the year, the board worked closely with the Executive Management team to examine the trends affecting Canadian trade, such as global economic conditions, climate crisis, supply chain issues and the war in Ukraine, and to engage in divergent thinking about the challenges and opportunities facing Canadian exporters now and into the future. The board performed an effective challenge function, enabling senior management to make decisions as needed to address the demands on the organization and to support Canadian companies.

Continued response to the pandemic

The board oversaw and guided the organization’s response to the COVID-19 pandemic and Canada’s economic and trade recovery. The board continued to receive regular reports on EDC’s administration of the Canada Emergency Benefit Account. As leadership focused on setting EDC’s people up for success, the board provided oversight, receiving regular reporting on aspects such as leadership communications, employee survey results, future of work, return to office and change management.

Enterprise risk management

As an export credit agency active around the world, EDC inevitably encounters a wide variety of risks—financial, operational and strategic—across a diverse economic and political landscape. As such, enterprise risk management (ERM)—which builds risk management practices into EDC’s everyday operations—remains a board priority. In 2022, the board participated in tabletop exercises with the management team to ensure continued crisis management readiness.

Communication with stakeholders

Maintaining high-level oversight of EDC’s stakeholder engagement remained a board priority. In performing its oversight role, the BDPC received regular stakeholder engagement reports and provided guidance, while monitoring market conditions, the needs of Canadian exporters and investors, the priorities of EDC’s shareholder and the expectations of the broader stakeholder community. The board received regular reports on inclusive trade and opportunities for supporting equity-seeking exporters, and EDC’s international performance. It engaged with stakeholders in the energy sector as well as those pursuing trade opportunities in the Indo-Pacific region.

Communication with the shareholder

The board continued to monitor and facilitate effective communication between EDC and its shareholder, the Government of Canada. The board engaged with the Deputy Minister of International Trade on the Team Canada approach to trade. The chair also engaged with the Minister of International Trade, Export Promotion, Small Business and Economic Development and senior officials on a range of topics related to governance, shareholder priorities and corporate performance, to support the continued alignment of EDC’s strategy, policies and commitments, including implementation of the Glasgow Statement (COP26) guidance on public support for the clean energy transition, our 2030 climate targets, and support for Ukraine reconstruction.

Senior management evaluation and succession

As part of its responsibilities, the board evaluates the annual performance of the president and CEO, senior vice-presidents and other designated positions against performance targets and measures. Set by the Human Resources Committee, the president and CEO’s annual performance objectives and metrics are directly related to EDC achieving objectives set out in the Corporate Plan, and are aligned with the SPA. The Human Resources Committee reviews performance based on these objectives and metrics, and makes recommendations to the board. The board in turn provides the government with recommendations related to the president and CEO’s performance rating, salary and variable pay. In 2022, the board was particularly focused on CEO renewal and ensured senior management succession plans were in place. The Human Resources Committee also reviews performance and compensation of senior management and certain other positions annually, and it reviews talent management plans and business continuity plans.

Committee mandates and reports

The term of EDC Board Chair Martine Irman ended on November 29, 2022. EDC wishes to recognize and thank Martine for her exceptional board leadership and support to EDC and Canadian exporters. Martine played a critical role in leading the organization’s response to the COVID-19 pandemic, its strategic pivot to support Canada’s economic recovery, and the development of its 2030 strategy. EDC also acknowledges and thanks Lindsay Gordon, who serves as interim board chair.

Board renewal continues to be a priority. In 2022, the terms of four directors were each renewed for four years to ensure continuity and that the board continued to reflect the critical skills, expertise and diversity set out in the board skills and diversity matrix. Two selection processes, led by the Privy Council Office, were launched in 2022 to fill the vacant Chair position and two director positions. Three directors continue to serve beyond the end of their terms, as permitted by the Export Development Act. EDC is grateful for their continued oversight and contributions.

Board terms

Director name	Term	Term end date

Chair	Vacant

Gordon, Lindsay, Interim Chair	2nd	June 13, 2021

McLeese, Robert	2nd	June 13, 2021

Culbert, Heather	2nd	June 13, 2021

Sharma, Manjit	1st	February 10, 2024

Lavery, Mairead	2nd	February 4, 2025

Payette, Richard	1st	February 26, 2025

Stairs Krishnappa, Andrea	2nd	December 16, 2025

Gupta, Karna	2nd	December 16, 2025

MacWilliam, Karen	2nd	December 15, 2026

Matuszewski, Pierre	2nd	December 15, 2026

Boivin, Pierre	2nd	December 15, 2026

Yuers, Kari	2nd	December 15, 2026

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The board continues to be gender balanced, reflecting the organization’s commitment to inclusion, diversity and equity. The board is supported by six board committees, and regularly reviews their mandates and terms of reference, which are described below.

The Audit Committee ensures the board fulfils its mandate in financial matters, reviews any investigations by the Chief Internal Auditor, approves the plans for internal and external auditors, and ensures adequate resources. The Audit Committee approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The committee approves quarterly financial statements for public release. All Audit Committee members are financially literate and independent of EDC management.

The committee, chaired by Manjit Sharma, held four regular meetings in 2022. Key areas of focus included financial forecasting and developments in the global economy stemming from the pandemic, digital transformation, and ongoing organizational efforts to implement changes in international accounting standards and transition away from the London Interbank Offered Rate. The Audit Committee provided regular reports to the board and engaged frequently with the Chief Internal Auditor and representatives of the Office of the Auditor General of Canada. EDC wishes to thank Rob McLeese for his time and dedication in serving as chair of the committee until May 2022.

The Business Development and Performance Committee engages with management, and acts as an advisory body to the board, to ensure that business performance is aligned with the Corporation’s strategic direction.

The committee provides advice to the board on strategic direction, oversees the execution of the Corporation’s strategy, and monitors performance against approved business strategies, plans and policies.

The committee, chaired by Pierre Matuszewski, held five regular meetings in 2022. Key areas of focus included reporting on business performance metrics, ESG performance reporting, emerging trends across Canadian industry, business transformation, marketing and business line strategies, economic outlooks, voice of customers, stakeholder engagement, international market opportunities and risks, and the Government of Canada’s post-pandemic economic recovery plans and related expectations of EDC.

The Human Resources Committee supports the board’s oversight of human resources strategic planning. It approves the management succession plan, employee and executive compensation, and measures and targets for the corporate incentive program. It sets objectives and advises the board on the assessment of the president’s performance, and oversees the design, investment strategy and performance of employee pension plans.

The committee, chaired by Karna Gupta, held six regular meetings in 2022. Key areas of focus in 2022 included organizational culture, recruitment and retention, pension investments, the health, safety and well-being of EDC and FinDev Canada employees, and the future of work direction.

The Risk Management Committee supports the board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and oversees the authorizations required to undertake specific transactions. It reviews and recommends transactions requiring board approval and monitors compliance with the Environmental and Social Review Directive. It also oversees EDC’s compliance and ethics programs and receives updates on portfolio management activities.

The committee, chaired by Lindsay Gordon, held five regular meetings in 2022. Key focus areas included capital management, enterprise-wide stress testing, climate scenarios, organizational cybersecurity, transformation, and EDC’s compliance and ethics programs. In 2022, the committee reviewed EDC’s Environmental and Social Risk Management (ESRM) policies following the organization’s extensive policy review, ensuring alignment with stakeholder expectations and a reflection of a broad range of perspectives. In addition, the committee reviewed and recommended changes to modernize the EDC bylaws.

The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. It provides input on the ethics program for directors, selection criteria for appointments of the president and the chair, profiles of the desirable skills and experience required of directors, consideration of board candidates, and board orientation and education programs. It oversees the governance of EDC subsidiaries and the assessment of board effectiveness, monitors relations with management, and reviews the membership and mandates of committees.

The committee, chaired in 2022 by the former Board Chair, Martine Irman, held three meetings during the year. Key areas of focus included overall board governance, the review and renewal of board policies, governance of ESG matters, renewal of both the EDC and FinDev Canada boards, and director development.

The Executive Committee has the authority to exercise certain board powers and meets only if necessary to deal with urgent matters that arise between board meetings. The committee, chaired by former Board Chair Martine Irman, did not hold any meetings in 2022.

Director remuneration

Compensation paid to directors is set by Order-in-Council. The chair and other independent directors receive an annual retainer for their services and for attending committee and board meetings, plus a fixed per diem for travel time. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines:

•	Chair of the Board: annual retainer of $12,400; $485 per diem

•	Other directors: annual retainer of $6,200; $485 per diem

•	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

Directors are reimbursed for reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Each board member serves on multiple committees.

There were 10 board meetings (six regular and four special) and 23 committee meetings in 2022. Board operations were conducted in a hybrid format, with directors and management participating both in-person and by video conference, with the exception of the February meetings, which were held virtually. The board met in Calgary in June for its annual strategy session, which included engagement with diverse stakeholders and customers from various sectors.

The total remuneration paid to independent directors including the chair (annual retainers plus per diems) was $256,709 in 2022, compared to $255,133 in 2021. The total for business travel, promotion and meeting expenses paid to board members plus meeting expenses for the board and committees was $156,273 in 2022, compared to $128,292 in 2021 (both figures are exclusive of the expenses of the president). The total for the president’s business travel and hospitality expenses in 2022 was $42,933, compared to $22,289 in 2021.

Board membership and attendance

	Total Compensation (retainer plus per diem payments)	EXINVEST Board of Directors Meeting	Audit Committee Meeting (3 = quorum)	Business Development and Performance Committee Meeting (3 = quorum)	Human Resources Committee Meeting (3 = quorum)	Nominating & Corporate Governance Committee Meeting (3 = quorum)	Risk Management Committee Meeting (4 = quorum)	Board of Directors Meeting (6 = quorum)

Boivin, Pierre	$18,446.25	1/1		5/5			5/5	9/10

Culbert, Heather	$18,306.25	1/1	4/4		6/6	3/3		9/10

Gordon, Lindsay	$27,168.75	0/1	4/4		4/6	3/3	5/5	9/10

Gupta, Karna	$26,417.50	1/1	4/4	5/5	6/6	3/3		10/10

Irman, Martine	$29,487.50	1/1			5/5	3/3	4/4	9/9

Lavery, Mairead	$–	1/1			6/6		5/5	10/10

MacWilliam, Karen	$14,202.50	1/1	2/4				3/5	7/10

Matuszewski, Pierre	$24,690.00	1/1		5/5	6/6	2/3	5/5	10/10

McLeese, Robert	$21,613.75	1/1	4/4			2/2	5/5	10/10

Payette, Richard	$16,991.25	1/1	4/4	5/5				9/10

Sharma, Manjit	$23,098.75	1/1	3/4	4/5		1/1		10/10

Stairs, Andrea	$12,383.75	1/1		3/5	4/6			5/10

Yuers, Kari	$18,567.50	1/1	4/4	5/5				9/10

Total	$251,373.75

EXINVEST	$5,335.00

Total	$256,708.75

EDC 2022 Integrated Annual Report | Responsible business	101

Board of Directors

Martine Irman

(Chair; term ended November 29, 2022) Toronto, Ontario

Lindsay Gordon

(Interim Chair and Vice-Chair)

Vancouver, British Columbia

Pierre Boivin

Sainte-foy, Quebec

Heather J. Culbert

Calgary, Alberta

Karna Gupta

Oakville, Ontario

Karen MacWilliam

Wolfville, Nova Scotia

Pierre Matuszewski

Montreal, Quebec

Robert S. McLeese

Toronto, Ontario

Richard Payette

Montreal, Quebec

Manjit Sharma

Toronto, Ontario

Andrea Stairs Krishnappa

Toronto, Ontario

Kari Yuers

Vancouver, British Columbia

Executive Management team

Mairead Lavery

President and Chief Executive Officer

Carl Burlock

Executive Vice-President and Chief Business Officer

Lorraine Audsley

Senior Vice-President, Global Risk Management and Chief Risk Officer (assumed role of Chief Sustainability

Officer January 2023)

Jacques Chamberland

Senior Vice-President, Digital Assets

and Chief Transformation Officer

Guillermo Freire

Senior Vice-President, Mid-Market

Group

Justine Hendricks

Senior Vice-President and Chief Sustainability Officer

(term concluded January 2023)

Sven List

Senior Vice-President, Corporate and International Group

Sameer Madhok

Chief Internal Auditor

Dan Mancuso

Senior Vice-President and Special

Advisor to the Chief Business Officer

Scott Moore

Senior Vice-President, Finance and

Chief Financial Officer

Julie Pottier

Senior Vice-President, Small Business & Partnerships and Head of Insurance

Miguel Simard

Senior Vice-President, Legal Services

and Chief Legal Officer

Liette Vigneault

Senior Vice-President, People

and Culture

Todd Winterhalt

Senior Vice-President,

Communications, Marketing &

Corporate Strategy Officer

Clive Witter

Senior Vice-President and

Special Advisor

Data appendix

Note: A dash ‘–’ indicates that the first year this data was disclosed was 2022; thus, prior year data is not reported.

Climate change

Greenhouse gas emissions

2030 climate targets—Scope 3 financed emissions science-based targets(1)	Units	Target	2022

Airlines financing portfolio—Emissions from passenger kilometre	Tonnes CO2e	n/a	130.6

Airlines financing portfolio—Percentage reduction in emissions from passenger kilometre	%	2030: 37% against 2020 baseline	0.8%

Upstream oil and gas financing portfolio—Loan-weighted production volume	Exajoules (EJ)	n/a	1.11

Upstream oil and gas financing portfolio—Percentage reduction in loan-weighted production volume	%	2030: 15% against 2020 baseline	40%

Upstream oil and gas financing portfolio—Share of oil production	%	n/a	43%

Upstream oil and gas financing portfolio—Share of production from oil to gas	%	2030: 3% against 2020 baseline	13.1%

(1)

As a result of COVID-19 pandemic support in 2020, EDC’s exposure increased significantly to both the airlines and upstream oil and gas sectors. As such, in order to capture a comprehensive view of our portfolio composition and the associated emissions, 2020 was selected as the baseline year.

Operational emissions science-based target	Units	Target	2022

Absolute percentage reduction in operational emissions (Scope 1, 2 and Scope 3 business travel emissions)(2)%		2030: 32% against 2019 baseline	–

(2)	Target was developed and published in 2022; thus, we have not yet reported progress against this target.

Detailed emissions breakdown(3)(4)	Units	2022	2021	2020

Scope 1 and 2

Scope 1—Natural gas—head office	Tonnes CO2e %	512.5 18.2%	450.4 14.9%	417.2 8.2%

Scope 2—Electricity—head office	Tonnes CO2e %	188.5 6.7%	222.2 7.3%	232.8 4.6%

Total—Scope 1 and 2 GHG emissions	Tonnes CO2e	701.0	672.6	650.0

GHG emissions intensity per sq. ft.(5)	Tonnes CO2e/sq. ft.	1.49	1.43	1.38

Scope 3

Waste—head office	Tonnes CO2e	19.1	2.6	5.4

Waste—regional offices	Tonnes CO2e	4.1	0.6	1.2

Total—Waste	Tonnes CO2e %	23.2 0.8%	3.2 0.1%	6.6 0.1%

EDC 2022 Integrated Annual Report | Data appendix	103

Detailed emissions breakdown(3)(4)	Units	2022	2021	2020

Paper consumption—head office	Tonnes CO2e	0.6	0.2	1.8

Total—Paper consumption	Tonnes CO2e %	0.6 0.0%	0.2 0.0%	1.8 0.0%

Procurement—head office	Tonnes CO2e	667.8	1,439.8	3,181.7

Total—Purchased goods and services	Tonnes CO2e %	667.8 23.7%	1,439.8 47.6%	3,181.7 62.4%

Electricity—Subleased from head office	Tonnes CO2e	3.2	3.8	4.0

Natural gas—Subleased from head office	Tonnes CO2e	8.9	7.8	7.2

Electricity—Regional office	Tonnes CO2e	147.2	158.0	165.3

Natural gas—Regional office	Tonnes CO2e	115.3	102.7	95.1

Electricity—International office	Tonnes CO2e	22.3	14.5	20.2

Natural gas—International office	Tonnes CO2e	2.7	1.7	1.9

Total—Subleased, regional and international office energy consumption	Tonnes CO2e %	299.6 10.6%	288.5 9.5%	293.7 5.8%

Electricity well-to-tank (WTT) emissions	Tonnes CO2e	257.9	253.8	265.9

Natural gas well-to-tank (WTT) emissions	Tonnes CO2e	91.1	81.4	75.4

Total—Fuel and energy-related activities	Tonnes CO2e %	349.0 12.4%	335.2 11.1%	341.3 6.7%

Business travel—Long haul (>3,700 km)—without radiative forcing	Tonnes CO2e	394.1	119.1	319.4

Business travel—Short haul (<3,700 km)—without radiative forcing	Tonnes CO2e	150.1	12.0	121.9

Air travel total	Tonnes CO2e	544.2	131.1	441.3

Business travel—Rail travel	Tonnes CO2e	7.9	0.1	1.7

Business travel—Hotel stays	Tonnes CO2e	23.9	1.2	19.4

Business travel—Employee vehicles	Tonnes CO2e	38.5	3.8	20.8

Business travel—Car rentals	Tonnes CO2e	5.9	1.8	3.2

Non-air travel total	Tonnes CO2e	76.2	6.9	45.1

Total—Business travel	Tonnes CO2e %	620.4 22.0%	138.0 4.6%	486.4 9.5%

Employee commuting	Tonnes CO2e	154.4	147.5	138.2

Total—Employee commuting	Tonnes CO2e %	154.4 5.5%	147.5 4.9%	138.2 2.7%

Total—Scope 3 GHG emissions	Tonnes CO2e	2,115.0	2,352.4	4,449.7

Total

Total operational GHG emissions—Scope 1, 2 and Scope 3 business travel	Tonnes CO2e	1,321.4	810.6	1,136.4

Total GHG emissions—Scope 1, 2 and Scope 3	Tonnes CO2e	2,816.0	3,025.0	5,099.7

GHG emissions intensity per employee	Tonnes CO2e/ employee	1.39	1.57	2.82

(3)	Totals may not add up due to rounding.

(4)	2021 and 2020 GHG emissions have been restated to reflect a change in current methodology, which includes more accurate assumptions.

(5)	Emissions intensity per square foot relates to only Scope 1 and 2 emissions.

PCAF financed emissions(1)(2)(3)	Units	2022	2021	2020

Commercial loans

Net exposure	$ billions	54.4	50.0	–

Portfolio coverage	%	99.996%	99.870%	–

Scope 1 and 2—Emissions (all sectors)	MtCO2e	13.0	15.4	–

Scope 1 and 2—PCAF data quality score	n/a	3.9	3.9	–

Scope 3 upstream—Emissions (energy and mining sectors)	MtCO2e	2.0	2.0	–

Scope 3 upstream—PCAF data quality score	n/a	4.7	4.4	–

Scope 3 downstream—Emissions (upstream oil and gas sector)	MtCO2e	1.3	4.3	–

Scope 3 downstream—PCAF data quality score	n/a	3.0	3.3	–

Project finance

Net exposure	$ billions	16.0	14.0	–

Portfolio coverage	%	96.400%	99.480%	–

Scope 1 and 2—Emissions (all sectors)	MtCO2e	3.7	5.1	–

Scope 1 and 2—PCAF data quality score	n/a	5.0	5.0	–

Scope 3 upstream—Emissions (energy and mining sectors)	MtCO2e	0.2	0.5	–

Scope 3 upstream—PCAF data quality score	n/a	5.0	5.0	–

(1)

To support EDC’s PCAF financed emissions calculations, we use both reported and estimated emissions. For reported emissions, EDC leverages publicly disclosed emissions via S&P. For estimated emissions, EDC leverages A) S&P provided GICS sector emissions averages for Scope 1, 2 and 3 upstream, and Scope 3 downstream; B) PCAF emissions factors for Scope 1, 2 and 3 upstream; and C) an internal methodology that uses statistical correlation to calculate average emissions, which are extrapolated for the remainder of the portfolio for Scope 3 downstream emissions.

(2)

The PCAF methodology does not cover all potential NAICS codes present in EDC’s portfolio. In instances such as these, EDC used an alternate methodology leveraging S&P emissions data to supplement the missing information and complete the calculation.

(3)

We have included data quality scores consistent with the PCAF guidance, where a Score 1 is the strongest level of data quality and a Score 5 is the lowest level of data quality. We will continue to update our financed emissions disclosure, including our data quality scores, over time as we improve data quality and availability.

Carbon neutral schedule

	Units	2022	2021	2020

Scope 1—Energy (natural gas)	Tonnes CO2e	513	–	–

Scope 3—Business travel	Tonnes CO2e	620	–	–

Carbon offsets purchased	Tonnes CO2e	1,133	–	–

Net GHG emissions from energy and business travel	Tonnes CO2e	0	–	–

Scope 2—Electricity	MWh	7,409	–	–

Renewable energy credits purchased	MWh	7,409	–	–

Net electricity	MWh	0	–	–

Carbon footprint	Tonnes CO2e	0	–	–

Portfolio climate impact

	Units	Target	2022	2021	2020

2023 climate target(1)(2)

Carbon-intensive financing exposure	$ billions	2023: 12.2	9.6	13.6	19.0

Reduction in carbon-intensive financing exposure	%	2023: 45% against 2018 baseline	57.0%	39.3%	15.2%

EDC 2022 Integrated Annual Report | Data appendix	105

	Units	Target	2022	2021	2020

Other

Climate finance in developing countries(3)(4) ASSURED	$ millions	n/a	256.2	84.9	142.0

(1)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.

(2)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope for the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(3)

“Climate finance” refers to “local, national or transnational financing that seeks to support mitigation and adaptation actions that will address climate change,” as stipulated by the UN Framework Convention on Climate Change and the Paris Agreement.

(4)	$17.6 million of this amount relates to financial products that are not direct lending activities (i.e., guarantees and backstops).

Breakdown of EDC’s exposure by sector and portfolio(5)	Units	2022	2021	2020

Portfolio concentration

Marketable securities and derivative instruments	$ millions %	11,468 10%	10,428 10%	12,871 11%

Insurance portfolio	$ millions %	32,665 27%	28,579 26%	28,987 24%

Financing portfolio	$ millions %	76,016 63%	69,152 64%	79,423 65%

Portfolio considered for climate risk

EDC financing portfolio—Value not considered for climate risk(6)	$ millions %	11,447 15%	10,823 16%	9,172 12%

EDC financing portfolio—Value considered for climate risk	$ millions %	64,569 85%	58,329 84%	70,251 88%

Top carbon-intensive sectors

EDC financing portfolio—Other sectors(7)	$ millions %	54,816 85%	45,132 77%	51,653 74%

EDC financing portfolio—Airlines	$ millions %	6,784 10%	7,978 13%	8,368 12%

EDC financing portfolio—Upstream oil and gas operations	$ millions %	1,250 2%	2,708 5%	4,279 6%

EDC financing portfolio—Petrochemicals, refining and chemicals manufacturing	$ millions %	776 1%	1,516 3%	3,381 5%

EDC financing portfolio—Metals smelting and processing	$ millions %	610 1%	599 1%	1,351 2%

EDC financing portfolio—Thermal power generation	$ millions %	333 1%	345 1%	876 1%

EDC financing portfolio—Cement manufacturing	$ millions %	0 0%	51 0%	343 0%

(5)	Values are based on EDC’s consolidated financial results, which include FinDev Canada.

(6)

Focuses on structured and project financing, and corporate lending (Canada and international). Between 2020 and 2022, EDC’s overall financing portfolio decreased, primarily due to a decrease in financing commitments and net loan repayments. The decrease was proportionally higher in the portfolios considered for climate risk, resulting in a lower percentage considered.

(7)

Other sectors include transportation and warehousing; manufacturing; non-fossil fuel utilities; mining and quarrying (excluding oil and gas); construction; real estate; finance and insurance; information and cultural industries; wholesale and retail trade; public administration; agriculture; support activities for mining, oil and gas; and other services.

Oil and gas

	Units	2022	2021	2020

Oil and gas business activity facilitated—Direct financing	$ billions	1.3	1.1	–

Oil and gas business activity facilitated—Short-term insurance	$ billions	6.5	2.4	–

Oil and gas business activity facilitated—Contract insurance and bonding	$ billions	0.9	0.9	–

Total oil and gas business activity facilitated	$ billions	8.7	4.4	–

Total exposure falling under the scope of the Glasgow Statement	$ billions	2.5	2.8	–

Responsible resource use

Energy consumption

Energy consumption breakdown	Units	2022	2021	2020

Energy consumption—Electricity at head office	kWh	7,408,853	7,241,622	7,590,789

Energy consumption—Natural gas at head office	m3	265,237	237,149	219,679

Waste

	Units	2022	2021	2020

Waste generated	Tonnes	86	–	–

Climate risk

Heatmap of EDC’s transition and physical risk exposure

	Units	2022	2021	2020

Transition risk

Financing portfolio—Low	%	28.4%	22.6%	–

Financing portfolio—Moderately low	%	16.5%	13.2%	–

Financing portfolio—Moderate	%	26.1%	26.1%	–

Financing portfolio—Moderately high	%	8.3%	8.5%	–

Financing portfolio—High	%	20.7%	28.6%	–

Insurance portfolio—Low	%	40.5%	41.6%	–

Insurance portfolio—Moderately low	%	12.9%	11.8%	–

Insurance portfolio—Moderate	%	22.6%	23.2%	–

Insurance portfolio—Moderately high	%	12.8%	13.3%	–

Insurance portfolio—High	%	11.1%	10.0%	–

EDC 2022 Integrated Annual Report | Data appendix	107

	Units	2022	2021	2020

Physical risk

Financing portfolio—Low	%	28.0%	27.1%	–

Financing portfolio—Moderately low	%	8.8%	8.0%	–

Financing portfolio—Moderate	%	34.0%	28.3%	–

Financing portfolio—Moderately high	%	19.3%	24.8%	–

Financing portfolio—High	%	9.9%	11.7%	–

Insurance portfolio—Low	%	25.1%	41.1%	–

Insurance portfolio—Moderately low	%	10.9%	10.1%	–

Insurance portfolio—Moderate	%	42.2%	26.5%	–

Insurance portfolio—Moderately high	%	18.2%	18.6%	–

Insurance portfolio—High	%	3.5%	3.8%	–

Credit risk exposure to sectors most sensitive to transition and physical risk(1)

	Units	2022	2021	2020

Transition risk exposure by sector

Credit risk exposure to sectors most sensitive to transition risk— Industrials	$ billions %	17.4 11.5%	22.2 16.8%	– –

Credit risk exposure to sectors most sensitive to transition risk— Metals and mining	$ billions %	3.1 2.1%	9.7 7.4%	– –

Credit risk exposure to sectors most sensitive to transition risk— Oil and gas	$ billions %	3.9 2.6%	8.1 6.1%	– –

Credit risk exposure to sectors most sensitive to transition risk— Power generation	$ billions %	0.4 0.3%	11.9 9.0%	– –

Credit risk exposure to sectors most sensitive to transition risk— Transportation	$ billions %	14.9 9.9%	21.7 16.4%	– –

Physical risk exposure by sector

Credit risk exposure to sectors most sensitive to physical risk— Agriculture and forestry	$ billions %	0 0.0%	10.4 7.8%	– –

Credit risk exposure to sectors most sensitive to physical risk— Industrials	$ billions %	6.0 4.0%	0 0	– –

Credit risk exposure to sectors most sensitive to physical risk— Metals and mining	$ billions %	7.5 5.0%	9.7 7.4%	– –

Credit risk exposure to sectors most sensitive to physical risk— Real estate	$ billions %	4.5 3.0%	5.3 4.0%	– –

Credit risk exposure to sectors most sensitive to physical risk— Transportation	$ billions %	13.9 9.2%	0 0	– –

(1)	Includes financing portfolio and credit insurance.

Sustainable finance

Cleantech

Cleantech performance	Units	Target	2022	2021	2020

Volume of cleantech business activity facilitated	$ billions	2025: 10	8.774	6.305	4.547

Number of cleantech customers served	# of customers	2022: 356	392	324	288

Cleantech Net Promoter Score (NPS)%		n/a	90%	100%	–

Cleantech customers served by subsector

Agriculture and forestry	# of customers	n/a	24	27	–

	%	n/a	6%	8%	–

Air, environment and remediation	# of customers	n/a	11	2	–

	%	n/a	3%	1%	–

Biofuels and bioproducts	# of customers	n/a	27	7	–

	%	n/a	7%	2%	–

Energy efficiency/green buildings	# of customers	n/a	34	32	–

	%	n/a	9%	10%	–

Energy infrastructure	# of customers	n/a	28	28	–

	%	n/a	7%	9%	–

Extractive and industrial materials	# of customers	n/a	35	40	–

	%	n/a	9%	12%	–

Recycling and recovery	# of customers	n/a	38	37	–

	%	n/a	10%	11%	–

Renewable power generation	# of customers	n/a	120	91	–

	%	n/a	31%	28%	–

Transportation and sustainable mobility	# of customers	n/a	36	32	–

	%	n/a	9%	10%	–

Water and wastewater	# of customers	n/a	33	28	–

	%	n/a	8%	9%	–

Other	# of customers	n/a	6	0%	–

	%	n/a	2%	0%	–

EDC 2022 Integrated Annual Report | Data appendix	109

Sustainable bonds aggregate KPIs

Sustainable bond performance	Units	2022	2021	2020

Volume of transactions financed from green bond proceeds (cumulative since 2014)	$ billions	2.4	2.4	2.4

Number of transactions financed from green bond proceeds	# of transactions	26	26	28

Total outstanding green bonds	$ USD	380,734,833	937,194,915	943,990,364

Renewable energy produced through green bond proceeds	MWh	3,597,345	5,871,021	8,227,461

Renewable capacity constructed or rehabilitated through green bond proceeds	MW	1,452	2,674	3,724

Environmental benefits

Total GHG emissions avoided by green bonds by sector: Renewable energy	Tonnes CO2e	1,554,384	2,638,959	3,660,424

	%	53.8%	56.9%	64.6%

Total GHG emissions avoided by green bonds by sector: Energy infrastructure/energy efficiency	Tonnes CO2e	1,333,333	2,000,000	2,000,000
	%	46.2%	43.1%	35.3%

Total GHG emissions avoided by green bonds by sector: Other	Tonnes CO2e	0	0	6,080

	%	0.0%	0.0%	0.1%

Total GHG emissions avoided by green bonds (with YoY % change)	Tonnes CO2e	2,887,717	4,638,959	5,666,504

	%	-37.8%	-18%	-6.5%

Total water leakage avoided	ML	7,665	–	–

Green bond 4(1)

	Units	2022	2021	2020

Environmental benefits

Renewable energy assets	Tonnes CO2e	115,551	18,400	20,900

	%	8.0%	0.9%	1.0%

Ground transport	Tonnes CO2e	0	0	3,200

	%	0.0%	0.0%	0.2%

Emissions abatement	Tonnes CO2e	0	0	2,900

	%	0.0%	0.0%	0.1%

Smart grid energy infrastructure	Tonnes CO2e	1,333,333	2,000,000	2,000,000

	%	92.0%	99.1%	98.7%

Total GHG emissions avoided	Tonnes CO2e	1,448,884	2,018,400	2,027,000

Projects funded(2) (3)

Ground transport	$ USD	307,530,785	343,445,244	333,533,174

	%	77.0%	85.9%	83.5%

Renewable energy	$ USD	68,434,505	28,417,266	26,338,929

	%	17.1%	7.1%	6.6%

Smart grid energy	$ USD	15,359,592	18,745,004	20,863,309

	%	3.8%	4.7%	5.2%

Waste management	$ USD	8,355,375	9,072,742	18,864,908

	%	2.1%	2.3%	4.7%

Emissions abatement	$ USD	0	0	79,936

	%	0.0%	0.0%	0.0%

Total projects funded	$ USD	399,680,256	399,680,256	399,680,256

Green bond 5

	Units	2022	2021	2020

Environmental benefits

Renewable energy assets	Tonnes CO2e	1,438,833	2,621,000	3,640,000

	%	100.0%	100.0%	100.0%

Total GHG emissions avoided	Tonnes CO2e	1,438,833	2,621,000	3,640,000

Total water leakage avoided	ML	7,665	–	–

Projects funded(2) (3)

Ground transport	$ USD	72,929,853	95,107,561	121,378,265

	%	19.2%	25.0%	31.9%

Renewable energy	$ USD	197,242,657	285,627,272	259,356,568

	%	51.8%	75.0%	68.1%

Sustainable water and wastewater management	$ USD	110,562,323	0	0

	%	29.0%	0.0%	0.0%

Total projects funded	$ USD	380,734,833	380,734,833	380,734,833

(1)	Any transaction data related to green bond 4 is reported as of August 31, 2022 (as the bond matured on September 1, 2022).

(2)

In 2022, we revised our reporting approach for the breakdown of projects funded by sector. This breakdown includes only the funds raised that were allocated to projects, whereas in prior years we reported the total amount of eligible assets linked to each green bond. The previous approach included an additional buffer amount to allow for loan prepayments, early termination of a loan and other factors that would impact the size of the eligible asset portfolio. The 2021 and 2020 breakdown of projects funded by sector has been restated using the revised reporting approach.

(3)	Total may not add up to the CAD$500M bond issued as the sector breakdown values are in U.S. dollars.

EDC 2022 Integrated Annual Report | Data appendix	111

Green loan assets supported by green bonds(1)(2)

Green bond #	Counterparty name	Units	Type of transaction	Green bond sector	Sector clarification	Loan volume	GHG emissions avoided	Water leakage avoided

4	Transport for London	$ USD / tCO2e/yr / ML/yr	Financing	Public ground transport	Rail	288,769,961	n/a(3)	n/a

4	Greenpac Mill LLC	$ USD / tCO2e/yr / ML/yr	Refinancing	Waste management	Recycling	8,355,375	n/a(4)	n/a

4	MapleCo1 Ltd.	$ USD / tCO2e/yr / ML/yr	Financing	Smart grid energy infrastructure	Smart meters	15,359,592	1,333,333	n/a

4	Polesine S.A.	$ USD / tCO2e/yr / ML/yr	Refinancing	Renewable energy	Wind	25,987,425	12,291	n/a

4	Lal Lal Wind Farms Fin Co Pty Limited (Northleaf Capital Partners)	$ USD / tCO2e/yr / ML/yr	Refinancing	Renewable energy	Wind	42,447,080	103,259	n/a

4	Porterbrook Rail Finance Limited	$ USD / tCO2e/yr / ML/yr	Refinancing	Public ground transport	Rail	18,760,824	n/a(3)	n/a

5	Buitengaats C.V. and others	$ USD / tCO2e/yr / ML/yr	Refinancing	Renewable energy	Wind	58,347,002	411,229	n/a

5	Porterbrook Rail Finance Limited (Alberta Investment Management Corp)	$ USD / tCO2e/yr / ML/yr	Refinancing	Public ground transport	Rail	21,742,163	n/a(3)	n/a

5	Bombardier Inc.—Mass Transit (ÖBB Personenverkehr Aktiengesellschaft)	$ USD / tCO2e/yr / ML/yr	Corporate loan	Public ground transport	Rail	51,187,691	n/a(3)	n/a

5	AWF Fin Co Pty Ltd	$ USD / tCO2e/yr / ML/yr	Financing	Renewable energy	Wind	49,116,523	182,604	n/a

5	Nordsee One GmbH	$ USD / tCO2e/yr / ML/yr	Refinancing	Renewable energy	Wind	29,685,875	845,000	n/a

5	LS Australia FinCo1 Pty Ltd	$ USD / tCO2e/yr / ML/yr	Refinancing	Renewable energy	Solar	60,093,258	0(5)	n/a

5	United Utilities Water Ltd.	$ USD / tCO2e/yr / ML/yr	Corporate loan	Sustainable water and wastewater management	Water	110,562,323	n/a	7,665

(1)

For our green bond impact reporting, EDC has historically reported for the fiscal year with a November 30 cut-off (one month prior to the fiscal year-end). For 2022, we have updated our reporting period to be consistent with our fiscal year-end of December 31.

(2)	Any transaction data related to green bond 4 is reported as of August 31, 2022 (as the bond matured on September 1, 2022).

(3)

Amount of emissions avoided for these projects cannot be quantified. These are general purpose loans for transportation/rail companies that provide a positive environmental benefit as they promote public rail transit.

(4)	Emissions avoided for this project were not available.

(5)	Emissions avoided are zero tonnes CO2e, as this project was not operational in 2022.

Green bond use of proceeds

	Units	2022	2021	2020

Green bond use of proceeds by sector

Ground transport	$ USD	72,929,853	438,552,805	454,911,438

	%	19.2%	56.2%	58.3%

Renewable energy	$ USD	197,242,657	314,044,538	285,695,497

	%	51.8%	40.2%	36.6%

Smart grid energy/energy efficiency	$ USD	0	18,745,004	20,863,309

	%	0.0%	2.4%	2.7%

Waste management	$ USD	0	9,072,742	0

	%	0.0%	1.2%	0.0%

Sustainable water and wastewater management	$ USD	110,562,323	0	18,864,908

	%	29.0%	0.0%	2.4%

Pollution prevention and control	$ USD	0	0	79,936

	%	0.0%	0.0%	0.0%

Financial access and inclusion

Inclusive trade

	Units	Target	2022	2021	2020

Export impact

Percentage of total Canadian exports and investment abroad ASSURED	%	n/a	12.8%	12.6%	14.5%

Women in trade

Number of unique financial and non-financial customers served (cumulative since 2018)(1)(2)	# of customers	2023: 2,000	2,989	2,455	1,713

Number of women-owned and women-led businesses served with financial and non-financial solutions	# of customers	n/a	2,397	2,167	1,503

Volume of business facilitated (cumulative since 2018)(2)	$ billions	2023: 6	6.8	5.2	3.4

Indigenous exporters

Number of unique financial and non-financial customers served (cumulative since 2020)(1)(2)	# of customers	2023: 400	305	242	126

Number of Indigenous-owned and Indigenous-led businesses served with financial and non-financial solutions	# of customers	n/a	253	233	126

Volume of business facilitated (cumulative since 2020)(2)	$ millions	2023: 650	401	349	158

Inclusive trade (women, Indigenous, Black, 2SLGBTQ+, racialized communities, people with disabilities)

Number of inclusive trade customers served with financial products(3)	# of customers	n/a	1,249	–	–

Number of inclusive trade customers served with knowledge products only	# of customers	n/a	1,804	–	–

Total number of financial and non-financial customers served	# of customers	n/a	3,053	–	–

Volume of business facilitated	$ billions	n/a	2.0	–	–

Small business

	Units	2022	2021	2020

Total number of financial and non-financial customers served	# of customers	17,472	18,564	13,904

Number of small businesses served with financial products(3)	# of customers	11,168	–	–

Number of small businesses served with knowledge products only	# of customers	6,304	–	–

Volume of business facilitated	$ billions	36.9	–	–

(1)	Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once.

(2)	Prior year number of customers served and business facilitated is occasionally restated due to updated business classification for “Women-owned/led” or “Indigenous exporters.”

(3)	Customers served with financial products also includes multi-product users.

EDC 2022 Integrated Annual Report | Data appendix	113

Economic value(1)

		Units	2022	2021	2020

Economic value generated

Direct economic value generated		$ millions	2,465	1,909	2,009

Economic value distributed

Operating cost		$ millions	245	227	–

Employee wages and benefits		$ millions	385	364	–

Payments to providers of capital (including interest expense)		$ millions	973	7,928	–

Payments to government		$ millions	11	10	–

Community investments		$ millions	1	1	–

Economic value distributed		$ millions	1,615	8,530	1,222

Economic value retained

Economic value retained		$ millions	850	-6,621	787
(1) Economic value generated, distributed and retained is based on EDC’s consolidated financial results, which includes FinDev Canada. Customer experience

Net Promoter Score	Units	Target	2022	2021	2020

Net Promoter Score (NPS)	n/a	63–71	75.4	72.3	72.5
Human rights Leverage and remedy

Leverage and remedy training		Units	2022	2021	2020

Percentage of relevant employees who completed the leverage and remedy training(2)%			100%	–	–
(2) Completion rate is net of adjustments. Stakeholder engagement

Engagement activities		Units	2022	2021	2020

Percentage of cases where EDC asked questions directly to the customer to gain a better understanding of the contextual risks and the company’s management capacity		%	70%	71%	89%

Percentage of cases where EDC provided risk management information or recommendations to help customers gain greater awareness and understanding of potential risks and how to identify and mitigate them		%	30%	23%	27%

Percentage of cases where EDC facilitated customer commitments to help our clients prioritize and action measures to manage risks, which could include providing remedy		%	10%	6%	10%

Human rights screenings

Human rights transaction screening	Units	2022	2021	2020

Percentage of transactions that underwent enhanced human rights screening	%	13.5%	16.0%	–

Number of screenings to identify enhanced human rights-related risks for non-project transactions ASSURED	# of transactions	321	266	386

Number of human rights risk screenings by region

Latin America	# of transactions	32	74	–

North America	# of transactions	57	63	–

Middle East	# of transactions	83	40	–

Asia and Oceania	# of transactions	83	31	–

Africa	# of transactions	12	19	–

Europe	# of transactions	20	18	–

Various	# of transactions	34	21	–

Number of human rights risk screenings by sector

Information and communication technology	# of transactions	80	72	63

Mining, metals and heavy industry	# of transactions	47	40	62

Manufacturing	# of transactions	63	38	73

Oil and gas	# of transactions	19	23	49

Surface transportation	# of transactions	20	21	48

Infrastructure, power generation, transmission and distribution	# of transactions	17	21	15

Aerospace	# of transactions	14	20	32

Retail, sales and services	# of transactions	0	15	16

Agriculture, aquaculture and forestry	# of transactions	15	9	14

Other	# of transactions	46	7	14

Percentage of human rights-related risks identified in E&S screenings(1)(2)

Supply chain management (e.g., forced labour, child labour, human trafficking)%		4.6%	10.0%	–

Security practices of companies or service providers	%	20.5%	14.0%	–

Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution)%		22.6%	16.0%	–

Indigenous peoples, community engagement or land acquisition and resettlement	%	1.7%	9.0%	–

Employee labour, working conditions or occupational health and safety	%	9.6%	27.0%	–

Infringement on freedom of expression or right to privacy	%	41.0%	21.0%	–

(1)	Totals may not add up due to rounding.

(2)

The total percentage breakdown presented represents a subset of all screenings. This breakdown excludes any screenings where a transaction was flagged for multiple risks spanning several categories or the unique risk identified could not be attributed to the common risk themes.

EDC 2022 Integrated Annual Report | Data appendix	115

Inclusion, diversity and equity(1)(2)

Workforce diversity

Aggregate workforce KPIs	Units			2022			2021			2020

Total employees	# of employees			1,996			2,106			1,895

Total number of employees by employment contract			Permanent	Temporary		Permanent	Temporary		Permanent	Temporary

Total number of employees by employment contract	# of employees %		1,934 96.9%	62 3.1%		1,986 –	120 –		1,782 –	113 –

Total number of employees by employment type		Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old

Total number of employees by employment type	# of employees %	280 14.0%	1,288 65.0%	428 22.0%	– 16.4%	– 63.2%	– 20.4%	– –	– –	– –

(1)	Totals may not add up due to rounding.

(2)	Prior year totals were inclusive of both EDC employees and FinDev Canada. Current year totals exclude FinDev Canada, employees on leave, locally engaged staff and students.

Workforce composition by equity-seeking group(3)	Units	Target	2022	2021	2020

Visible minorities	# of employees	n/a	542	–	–

	%	2025: 30%	34.8%	34.0%	21.7%

Visible minorities—Black	# of employees	n/a	129	–	–

	%	2025: 7%	8.2%	9.0%	–

Indigenous peoples	# of employees	n/a	35	–	–

	%	2025: 3%	2.3%	2.5%	1.4%

Persons with disabilities	# of employees	n/a	116	–	–

	%	2025: 8.5%	7.5%	6.9%	2.5%

2SLGBTQ+	# of employees	n/a	66	–	–

	%	2025: 5%	4.3%	4.6%	–

(3)	Results are based on responses received from the self-identification survey. EDC’s overall self-identification rate for 2022 is 78.5%.

Total number of employees by gender(1)	Units	Target		2022		2021		2020

Male	# of employees	n/a		742		1,045		947

	%	n/a		47.4%		47.0%		50.0%

Female	# of employees	n/a		820		1,059		946

	%	2025: 50%		52.4%		53.0%		50.0%

Gender diverse	# of employees	n/a		3		2		2

	%	n/a		0.2%		0.0%		0.0%

Total number of employees by employment contract by gender			Permanent	Temporary	Permanent	Temporary	Permanent	Temporary

Male	# of employees	n/a	722	20	987	58	888	59

	%	n/a	46.1%	1.3%	–	–	–	–

Female	# of employees	n/a	789	31	997	62	894	52

	%	n/a	50.4%	2.0%	–	–	–	–

Gender diverse	# of employees	n/a	3	0	2	0	0	2

	%	n/a	0.2%	0.0%	–	–	–	–

Total number of employees by employment type by gender(1)	Units			2022		2021		2020

			Full-Time	Part-Time	Full-Time	Part-Time	Full-Time	Part-Time

Male	# of employees		738	4	1,027	18	–	–

	%		47.2%	0.3%	–	–	–	–

Female	# of employees		811	9	1,034	25	–	–

	%		51.8%	0.6%	–	–	–	–

Gender diverse	# of employees		3	0	2	0	–	–

	%		0.2%	0.0%	–	–	–	–

(1)	Results are based on responses received from the self-identification survey. EDC’s overall self-identification rate for 2022 is 78.5%.

EDC 2022 Integrated Annual Report | Data appendix	117

Total number of employees by region(1)	Units		2022		2021		2020

Total number of employees by employment contract by region		Permanent	Temporary	Permanent	Temporary	Permanent	Temporary

North America	# of employees	1,911	62	1,972	120	1,767	113

	%	95.7%	3.1%	–	–	–	–

South America	# of employees	1	0	1	0	2	0

	%	0.1%	0.0%	–	–	–	–

Asia	# of employees	18	0	10	0	11	0

	%	0.9%	0.0%	–	–	–	–

Africa/Middle East	# of employees	1	0	1	0	0	0

	%	0.1%	0.0%	–	–	–	–

Australia	# of employees	1	0	1	0	1	0

	%	0.1%	0.0%	–	–	–	–

Europe	# of employees	2	0	1	0	1	0

	%	0.1%	0.0%	–	–	–	–

Total number of employees by employment type by region		Full-Time	Part-Time	Full-Time	Part-Time	Full-Time	Part-Time

North America	# of employees	1,955	18	–	–	–	–

	%	97.9%	0.9%	–	–	–	–

South America	# of employees	1	0	–	–	–	–

	%	0.1%	0.0%	–	–	–	–

Asia	# of employees	18	0	–	–	–	–

	%	0.9%	0.0%	–	–	–	–

Africa/Middle East	# of employees	1	0	–	–	–	–

	%	0.1%	0.0%	–	–	–	–

Australia	# of employees	1	0	–	–	–	–

	%	0.1%	0.0%	–	–	–	–

Europe	# of employees	2	0	–	–	–	–

	%	0.1%	0.0%	–	–	–	–

(1)	Results are based on active employees.

Total number of employees by employee category and age group	Units			2022			2021			2020

		Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old	Under 30 years old	30–50 years old	Over 50 years old

Senior managers	# of employees	0	5	10	–	–	–	–	–	–

	%	0.0%	33.0%	67.0%	0.0%	44.0%	56.0%	0.0%	37.0%	63.0%

Middle and other managers	# of employees	1	227	105	–	–	–	–	–	–
	%	0.0%	68.0%	32.0%	0.0%	69.0%	31.0%	0.0%	68.0%	32.0%

Professionals	# of employees	247	974	280	–	–	–	–	–	–

	%	16.0%	65.0%	19.0%	18.0%	65.0%	18.0%	8.0%	64.0%	18.0%

Administrative and senior clerical personnel	# of employees	14	62	27	–	–	–	–	–	–
	%	14.0%	60.0%	26.0%	37.0%	42.0%	20.0%	39.0%	40.0%	21.0%

Clerical personnel	# of employees	1	1	2	–	–	–	–	–	–

	%	25.0%	25.0%	50.0%	0.0%	0.0%	100.0%	0.0%	0.0%	100.0%

Intermediate sales and service personnel	# of employees	11	9	1	–	–	–	–	–	–
	%	52.0%	43.0%	5.0%	40.0%	52.0%	8.0%	39.0%	52.0%	9.0%

Semi-professionals and technicians	# of employees	6	10	3	–	–	–	–	–	–
	%	32.0%	53.0%	16.0%	26.0%	53.0%	21.0%	21.0%	53.0%	26.0%

EDC’s employees, leadership and executives(1)	Units	Target					2022					2021					2020

Percentage of EDC’s employees, leadership and executives by ID&E category			Employees (excl. leadership & executives	)	Leadership (incl. executives	)	Executives	Employees (excl. leadership & executives	)	Leadership (incl. executives	)	Executives	Employees (excl. leadership & executives	)	Leadership (incl. executives	)	Executives

Visible minorities	# of employees	n/a	476		66		12	–		–		–	–		–		–

	%	2025: 25%	38.0%		21.7%		22.6%	–		20.0%		–	–		16.0%		–
		of leadership

Visible minorities—Black	# of employees	n/a	117		12		4	–		–		–	–		–		–

	%	n/a	9.2%		3.9%		7.5%	–		–		–	–		–		–

Indigenous peoples	# of employees	n/a	26		9		3	–		–		–	–		–		–

	%	n/a	2.1%		3.0%		5.7%	–		–		–	–		–		–

Persons with disabilities	# of employees	n/a	98		18		5	–		–		–	–		–		–

	%	n/a	7.8%		6.1%		9.8%	–		–		–	–		–		–

2SLGBTQ+	# of employees	n/a	57		9		1	–		–		–	–		–		–

	%	n/a	4.6%		3.0%		1.9%	–		–		–	–		–		–

Percentage of EDC’s employees, leadership and executives by gender

Male	# of employees	n/a	599		143		30	–		–		–	–		–		–

	%	n/a	47.5%		47.0%		56.6%	–		–		–	–		–		–

Female	# of employees	n/a	659		161		23	–		–		–	–		–		–

	%	2025: 50%	52.3%		53.0%		43.4%	–		56.0%		–	–		51.0%		–
		of leadership

Gender diverse	# of employees	n/a	3		0		0	–		–		–	–		–		–

	%	n/a	0.2%		0.0%		0.0%	–		–		–	–		–		–

(1)	Leadership is inclusive of all people managers and executives.

EDC 2022 Integrated Annual Report | Data appendix	119

Talent

New hires(1)

Total number of new employees	Units		2022		2021		2020

Total number of new employees hired by employment contract by age group		Permanent	Contract	Permanent	Contract	Permanent	Contract

Under 30 years old	# of employees	70	27	37	37	44	44

	%	18.9%	7.3%	12.0%	12.0%	21.0%	21.0%

30–50 years old	# of employees	199	35	173	30	78	10

	%	53.8%	9.5%	56.0%	10.0%	38.0%	5.0%

Over 50 years old	# of employees	22	17	22	10	9	20

	%	5.9%	4.6%	7.0%	3.0%	4.0%	10.0%

Total number of new employees hired by employment contract by gender		Permanent	Contract	Permanent	Contract	Permanent	Contract

Male	# of employees	117	25	127	33	66	38

	%	40.0%	9.0%	41.0%	11.0%	32.0%	19.0%

Female	# of employees	114	33	102	44	65	34

	%	39.0%	11.0%	33.0%	14.0%	32.0%	17.0%

Gender diverse	# of employees	1	0	3	0	0	2

	%	0.3%	0.0%	1.0%	0.0%	0.0%	1.0%

Total number of new employees hired by employment contract by region		Permanent	Contract	Permanent	Contract	Permanent	Contract

Canada	# of employees	284	79	232	77	130	74

	%	77.0%	21.0%	75.0%	25.0%	63.0%	36.0%

Singapore	# of employees	7	0	0	0	1	0

	%	2.0%	0.0%	0.0%	0.0%	1.0%	0.0%

Total	# of employees	291	79	232	77	131	74

	%	79.0%	21.0%	75.0%	25.0%	64.0%	36.0%

(1)	“New hires” includes first-time external hires and existing hires who transitioned from contract to permanent positions.

Percentage of roles filled internally

Units	2022	2021	2020

Percentage of roles filled internally(2)%	46%	–	–

(2)	“Internal hires” includes only positions which were filled by existing permanent employees.

Remuneration

Change in annual compensation	Units	2022	2021	2020

Percentage increase in the highest-paid individual’s compensation annually	%	8.3%	0.0%	0.0%

Percentage increase of the median annual total compensation for all employees (excluding the highest-paid individual)%		8.5%	2.9%	2.4%

Ratio of the annual total compensation percentage increase of the highest-paid individual to the median annual total compensation percentage increase for all employees	Ratio	1:1.02	0:2.9	0:2.4

Training

Number of employees trained and average time spent training	Units		2022		2021		2020

		Leaders	Team members	Leaders	Team members	Leaders	Team members

Male—Total employees trained	# of employees	140	591	176	825	–	–

Male—Average annual training	hrs	15.25	7.89	17.7	15.25	–	–
time per employee (hrs)

Female—Total employees trained	# of employees	155	657	208	777	–	–

Female—Average annual training	hrs	16.19	9.65	16.52	16.87	–	–
time per employee (hrs)

Total employees trained	# of employees	295	1,248	384	1,602	–	–

Average annual training time per employee (hrs)	hrs	15.64	8.33	–	–	–	–

ESG training	Units	2022	2021	2020

Percentage of new employees that received sustainable and responsible business onboarding	%	100%	100%	100%

Percentage of employees who completed ESG training	%	100%	–	–
Turnover

	Units	2022	2021	2020

Turnover by age group

Under 30 years old	# of employees	37	32	51

	%	1.9%	1.6%	3.0%

30–50 years old	# of employees	93	83	53

	%	4.8%	4.2%	3.0%

Over 50 years old	# of employees	41	51	20

	%	2.1%	2.6%	1.0%

Turnover by gender

Male	# of employees	75	84	67

	%	3.9%	4.2%	4.0%

Female	# of employees	46	79	57

	%	2.4%	4.0%	3.0%

Gender diverse	# of employees	2	3	–

	%	0.1%	0.2%	–

Turnover by region

Canada	# of employees	171	166	123

	%	8.8%	8.4%	7.0%

Singapore	# of employees	0	0	1

	%	0.0%	–	–

EDC 2022 Integrated Annual Report | Data appendix	121

	Units	2022	2021	2020

Turnover by type

Voluntary	# of employees	119	–	–

	%	6.2%	–	–

Involuntary	# of employees	28	–	–

	%	1.4%	–	–

Retirement	# of employees	24	–	–

	%	1.2%	–	–

Total	# of employees	171	166	124

	%	8.8%	8.4%	7.0%
Community impact Donations

	Units	2022	2021	2020

Dollar amount of total donations		$411,704	411,357	381,500

Donations matching—Total amount of donations (50% employees and 50% EDC)		$128,366	85,309	85,526

Donations matching—Individual 50% amount donated by employees and EDC		$64,183	42,655	–

Total dollar amount of donations raised for United Way/Centraide, HealthPartners		$134,433	168,448	165,000

Number of charitable organizations supported	# of organizations	130	290	136
Student initiatives

	Units	2022	2021	2020

Scholarships

Scholarships—Number of scholarships given to students pursuing an education in international business, or business and sustainability	# of scholarships	30	30	30

Scholarships—Individual value of scholarship given to students pursuing an education in international business, or business and sustainability		$4,000	4,000	–
Volunteer activities

Volunteering	Units	2022	2021	2020

Number of hours volunteered by employees and board members	# of hours	5,265	3,300	4,000

Number of EDC-sponsored employee volunteer days	# of days	32	39	22

Number of initiatives supported by EDC–CARE partnership	# of initiatives	9	7	–

Supply chain

Supplier diversity

		Units	2022	2021	2020

Number of contracts with diverse suppliers		# of contracts	44	–	–

Amount of diverse supplier spend		$ millions	3.4	–	–

Diverse supplier spend as a percentage of total procurement spend		%	1%	–	–
ESG oversight and corporate governance

Board composition by gender		Units	2022	2021	2020

Board members—Male		# of directors	6	6	5

		%	50%	50%	38%

Board members—Female		# of directors	6	6	8

		%	50%	50%	62%

Board members—Total		# of directors	12	12	13

Governance training	Units	Target	2022	2021	2020

Topic-based training

Percentage of relevant employees receiving financial crimes training(1)(2)(3)%		100%	100.0%	100.0%	100.0%

Percentage of employees who completed EDC’s Code of Conduct training(1)%		100%	100.0%	100.0%	100.0%

Board competency

Percentage of new board members who received sustainable and responsible business onboarding(4)%		n/a	–	100.0%	100.0%

Percentage of time dedicated to ESG discussion by the board and its committees	%	n/a	44.7%	49.7%	–

Percentage of board members who hold a Competent Boards ESG designation	%	n/a	75.0%	23.1%	–

Percentage of executive management who hold a Competent Boards ESG designation	%	n/a	21.4%	7.1%	–

(1)  Completion rate is net of adjustments.

(2)  “Relevant employees” includes all new hires and any employees who changed roles in 2022.

(3)  The 2021 percentage was restated due to corrected information.

(4)  EDC did not onboard any new board members in 2022.

Anti-Bribery		Units	2022	2021	2020

Number of awareness-raising measures to deter bribery		# of measures	45	39	43

EDC 2022 Integrated Annual Report | Data appendix	123

Risk management

ESG risk due diligence	Units	2022	2021	2020

Number of transactions and customer onboarding reviews that underwent financial crimes enhanced due diligence(1) ASSURED	%	218	266	386

Total number of transactions reviewed by EDC’s decision-making committees	%	346	385	541

Number of transaction turndowns due to ESG-related risks in early-stage review(2)%		23	55	–

Number of transaction turndowns due to ESG-related risks during formal decision-making committee stage(2)%		12	22	19

(1)	This metric is a subset of transactions in which EDC has contacted our customers to obtain additional information required for due diligence.

(2)	As there are many factors that may cause an occurrence of a turndown, ESG-related turndowns are “all or in part” due to ESG-related risks.

MANAGEMENT’S DISCUSSION AND ANALYSIS Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2022. All amounts are expressed in Canadian dollars. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements. The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, FinDev Canada. Information throughout the rest of the report pertains only to EDC, unless otherwise specified.

ECONOMIC OVERVIEW	125
FINANCIAL RESULTS OVERVIEW	126
Impact of Foreign Exchange
Translation on Financial Results	126
FINANCIAL PERFORMANCE	127
Net Financing and Investment
Income	127
Net Insurance Premiums and
Guarantee Fees	128
Other (Income) Expenses	129
Provision for (Reversal of)
Credit Losses	129
Net Claims-Related Expenses
(Recovery)	130
Administrative Expenses	131
FINANCIAL CONDITION	131
Statement of Financial
Position Summary	131
Corporate Plan Discussion	132
Portfolio Exposures and
Credit Quality	134
Concentration of Exposure	134
Financing Portfolio	134
Insurance Portfolio	137
Marketable Securities and
Derivative Instruments	140
Capital Management	141
Investor Relations	142
Off Balance Sheet Arrangements	142
Financial Instruments	143
Risk Management Overview	143
Risk Governance, Oversight and Design	144
Board and Its Key Risk Committees	144
Management and Its Key
Risk Committees	144
Key Risk Management Groups	145
Risk Taxonomy	146
Financial Risk Management	146
Operational Risk Management	151
Strategic Risk Management	151
CRITICAL ACCOUNTING POLICIES
AND ESTIMATES	152
Change in Accounting Standards	152
Non-IFRS Performance Measures	153
SUPPLEMENTAL INFORMATION	154

EDC 2022 Integrated Annual Report	125

ECONOMIC OVERVIEW

2022 had a strong start as countries reopened and recovery from COVID-19 continued. However, Russia’s invasion of Ukraine impeded progress by deepening geopolitical risks and driving prices up for key global commodities, especially crude oil and natural gas. While a shift in consumer spending away from goods eased supply chain pressures, inflation posted multi-decade highs, driven primarily by food and energy prices. Central banks responded swiftly with synchronized interest rate action, raising rates to the highest levels in over a decade. As a result, core inflation declined in most regions, though quantitative tightening programs will keep equity and bond markets volatile. Household savings absorbed some of the price increases but declined as pressure continued. Labour markets in key developed countries remained tight and unemployment levels low. Overall, the global economy shifted into a lower gear, growing by 2.5% in 2022.

The United States economy is estimated to have grown 1.8% in 2022, supported by stable consumer spending demand with ample cash-on-hand to support growth in the short term. However, the U.S. faced weaker consumer and business confidence as recession fears grew. The Federal Reserve took strong policy action, raising its target interest rate by 425 basis points to end the year with a target range of 4.25% to 4.5%. The U.S. dollar appreciated significantly in 2022 against other currencies, supported by investors’ shift to quality financial assets.

Europe’s economy faced many challenges in 2022, with GDP growing 3.2%. The continent was significantly impacted by the Russia-Ukraine war, with energy security concerns coming to the forefront as the vital natural gas supply was severed with the closure of the Nord Stream 1 pipeline. Additionally, structural impacts from the war have deprived the continent of resources needed to power the industrial engines, including Germany’s manufacturing sector. The European Central Bank (ECB) faced conflicting policy objectives but managed to combat inflationary pressures and steer the Eurozone away from a severe recession. The Chinese economy was not immune to the global slowdown, posting a three-decade low of 3.5% GDP growth. A combination of China’s troubled property sector and zero-COVID policies dragged economic growth down. The government continues to provide support with lower interest rates and liquidity to certain sectors. For developing countries, a tighter global credit environment has resulted in higher debt servicing costs.

Canada’s economy grew 3.4% in 2022, mainly due to elevated energy prices supporting the Canadian dollar and improving terms of trade. However, the Canadian dollar did depreciate and averaged 77 cents per USD. Merchandise exports grew by about 23% in nominal terms, but stable demand kept volumes up about 3%. The Bank of Canada was an early mover in the global tightening cycle, raising its policy rate by 400 basis points to 4.25%. Households have less excess savings room than in the U.S., but employment remains healthy. Canada’s housing market slowed materially, in line with tighter financing conditions.

FINANCIAL RESULTS OVERVIEW

Our net income for the year was $1.2 billion compared to $2.3 billion in 2021.

for the year ended December 31 (in millions of Canadian dollars)	2022	2021

Net financing and investment income	1,127	1,211

Net insurance premiums and guarantee fees(1)	333	349

Realized gains(2)	73	315

Net revenue	1,533	1,875

Administrative expenses	659	619

Provision for (reversal of) credit losses	69	(554)

Net claims-related recovery	(33)	(51)

Income before unrealized gains	838	1,861

Unrealized gains on financial instruments(2)	(371)	(426)

Net income	$ 1,209	$ 2,287

(1)	Includes loan guarantee fees.

(2)	Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

Items of note were as follows:

Net financing and investment income was $84 million lower than the prior year primarily due to rising interest rates and the associated impact on the funding required to repurchase share capital. In addition, a smaller average loan portfolio size and lower loan fee revenue primarily due to lower loan prepayments also contributed to the decrease.

Realized gains were $242 million lower than the prior year primarily due to a decrease in realized gains within our investments portfolio and realized losses recognized within our marketable securities portfolio.

Provision for credit losses was $69 million in 2022 compared to a reversal of provision for credit losses of $554 million in 2021. The provision for credit losses in 2022 was primarily due to net downward credit migration largely due to the deterioration in the macroeconomic environment. This was partially offset by portfolio composition as the new loan disbursements required less provision than the provision release as a result of loan repayments and maturities including repayments in our impaired portfolio.

Unrealized gains on financial instruments were $371 million in 2022, a decrease of $55 million compared to the prior year, mainly due to the volatility associated with our financial instruments carried at fair value through profit or loss.

Administrative expenses increased $40 million from the prior year as we continued to progress on our strategic transformation, where our primary focus is to help medium sized exporters scale and grow their international activities. In addition, we continued efforts on a digitally enabled operating model for micro and small exporters that include a focus on simplification and allowing small businesses to access our solutions from their own ecosystems. This will allow us to further extend our reach and effectiveness in understanding and meeting their needs to drive better trade outcomes for Canada. These objectives require significant investment in a number of areas including the enhancement of our digital capabilities, which resulted in higher professional services and human resource costs in 2022. Additional human resource costs of $20 million incurred during the year also include the impact of inflation.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar weakened in 2022 resulting in a rate of $0.74 at the end of the year compared to $0.79 at the end of 2021. The impact of the weaker dollar was an increase in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the Consolidated Statement of Financial Position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar averaged $0.77 against the U.S. dollar in 2022 compared to $0.80 for 2021.

EDC 2022 Integrated Annual Report	127

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $1.9 billion in 2022, an increase of $469 million from 2021 primarily due to an increase in loan yields partially offset by a decrease in the average loan portfolio carrying balance and lower loan fee revenue.

The total loan yield was 4.00%, an increase of 105 basis points compared to the previous year primarily due to the rapid and significant rise in U.S. interest rates in response to high inflation.

The average loan portfolio size decreased in 2022 compared to 2021 resulting in a decrease in loan revenue of $68 million. Although we ended the year with a higher loan receivable balance than the prior year, the average balance during the year declined compared to 2021 due to the timing of disbursements and repayments.

Loan fee revenue decreased by $25 million to $140 million in 2022. In 2021, the impact of the immediate recognition of deferred revenue as a result of loan prepayments was more significant.

Components of the change in loan revenue from 2021

(in millions of Canadian dollars)	2022

Increase in revenue from higher yield	547

Decrease in portfolio size	(68)

Foreign exchange impact	15

Increase in performing loan interest revenue	494

Decrease in loan fee revenue	(25)

Net change in loan revenue	$ 469

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements.

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year.

Marketable securities revenue was $175 million in 2022, an increase of $93 million from the prior year largely due to an increase in yields. The portfolio is mainly sensitive to short-term U.S. Treasury rates. As these rates increased in 2022, the yield on our marketable securities portfolio increased from 0.80% in 2021 to 1.52% in 2022.

Loan Revenue

Total Performing Loan Yield

Marketable Securities Revenue

Components of the change in marketable securities revenue from 2021

(in millions of Canadian dollars)	2022

Increase in revenue from higher yield	74

Increase in portfolio size	12

Foreign exchange impact	7

Net change in marketable securities revenue	$ 93

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $973 million in 2022, an increase of $649 million from 2021 mainly as a result of an increase in the cost of funds as well as a higher average debt portfolio size.

Our cost of funds increased from 0.73% to 2.05 % primarily due to an increase in average yields for the year as a result of interest rate increases globally in response to the current inflationary environment. Debt yields on our floating rate portfolio increased to 1.84% in 2022 from 0.40% in 2021.

The average balance of our debt and derivatives portfolio increased by $3.4 billion in 2022 largely as a result of funding the repurchase of share capital.

Components of the change in interest expense from 2021

(in millions of Canadian dollars)	2022

Increase in expense from higher cost of funds	578

Increase in portfolio size	38

Foreign exchange impact	33

Net change in interest expense	$ 649

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities and investment revenues net of interest expense and financing related expenses.

The net finance margin for 2022 was 1.80%, a decrease of 15 basis points compared to the prior year primarily due to lower average loan portfolio and higher average debt portfolio balances. As previously noted, the average loan portfolio balance declined in 2022 which negatively impacted loan revenue. Lower loan volume is typically offset by lower debt volume, however the average debt portfolio grew in 2022 primarily to fund the repurchase of share capital. In addition, rising interest rates impacted our cost of funds more rapidly than our revenue due to timing impacts.

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

Interest Expense

Net Finance Margin

Net Insurance Premiums and Guarantee Fees

Net premium and guarantee fee revenue earned in our insurance portfolio totalled $260 million in 2022, an increase of $8 million compared to 2021. The increase primarily reflects increased activity and higher commodity prices under our credit insurance solution.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

EDC 2022 Integrated Annual Report	129

Other (Income) Expenses

Other income in 2022 totalled $444 million
compared to $741 million in 2021.

We use a variety of financial instruments,
including derivatives, to manage our interest
rate and foreign exchange risk. Our marketable
securities, derivatives and the majority of our
loans payable are held at fair value, whereas
our loans receivable are held at amortized cost.
As a result of the differing accounting treatment,
fluctuations in market rates result in unrealized
gains and/or losses on these three instruments
carried at fair value, resulting in volatility in other
(income) expenses. In 2022, we recorded net
unrealized gains of $751 million compared to
$45 million in 2021 related to these financial
instruments primarily due to increases in global
interest rates. Refer to page 149 for further
discussion on our derivatives.

(in millions of Canadian dollars)	2022	2021

Net realized (gains) losses
Investments	(99)	(325)
Marketable securities	35	(27)
Sale of loan assets	13	37
Foreign exchange translation	(20)	2
Other	(2)	(2)

Total net realized (gains) losses	(73)	(315)

Net unrealized (gains) losses
Marketable securities	396	177
Loans payable	(1,554)	(508)
Derivatives	407	286
Investments	380	(381)

Total net unrealized (gains) losses	(371)	(426)

Total	$ (444)	$ (741)

Within our equity investments portfolio, we recorded realized gains of $99 million (2021 – $325 million) and unrealized losses of $380 million (2021 – unrealized gains of $381 million). The realized gains recognized in 2022 were primarily related to investments within our fund portfolio that distributed gains from the sale or initial public offering of individual investments within their portfolios. Unrealized losses were mainly due to weaker market conditions that resulted in lower fair values in both our fund and direct portfolios.

Provision for (Reversal of) Credit Losses

We recorded a provision for credit losses of $69 million related to our loan portfolio in 2022 primarily due to net downward credit migration resulting from the deterioration in the macroeconomic environment, as well as new impairments and additional allowance requirements on existing impaired obligors in the transportation and storage sector. These charges were partially offset by portfolio composition as the new loan disbursements required less provision than the provision release as a result of loan repayments and maturities including repayments in our impaired portfolio in the year. In 2021 we recorded a reversal of provision for credit losses primarily due to improving economic conditions as the economy emerged from the COVID-19 pandemic, net loan repayments and a change in the loss given default model for our aerospace portfolio.

(in millions of Canadian dollars)	2022	2021

Net repayments and maturities(1)	(496)	(494)

New originations(1)	328	292

Remeasurements(2)	237	(245)

Updated loss given default models(2)	–	(107)

Provision for (reversal of) credit losses	$ 69	$ (554)

(1)	Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments.

(2)	Refer to Note 4 of the consolidated financial statements.

Activity by industry within the provision for (reversal of) credit losses during the year was as follows:

Provision for (reversal of) credit losses by industry

(in millions of Canadian dollars)	Performing	Impaired	2022 Total	Performing	Impaired	2021 Total

Information	29	(170)	(141)	(38)	(49)	(87)

Transportation and storage	45	95	140	(179)	53	(126)

Commercial properties	27	16	43	(77)	113	36

Finance and insurance	30	–	30	(21)	(26)	(47)

Wholesale and retail trade	17	11	28	(32)	3	(29)

Resources	(18)	(4)	(22)	12	(46)	(34)

Construction	17	5	22	(1)	2	1

Utilities	(43)	22	(21)	88	(7)	81

Manufacturing	14	1	15	(231)	(29)	(260)

Professional services	15	(5)	10	(35)	(9)	(44)

Other	23	6	29	(53)	10	(43)

Total Commercial	156	(23)	133	(567)	15	(552)

Sovereign	(64)	–	(64)	(2)	–	(2)

Total	$ 92	$ (23)	$ 69	$ (569)	$ 15	$ (554)

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information.

Net Claims-Related Expenses (Recovery)

We recorded net claims-related recoveries of $33 million in 2022, compared to $51 million in the prior year. The change in our net allowance for claims and change in reinsurers’ share for 2022 is mainly due to the removal of the remaining COVID-19 adjustment as well as changes in portfolio composition. Claims paid in 2022 included $73 million of claims paid to small- and medium-sized exporters (2021 – $49 million).

(in millions of Canadian dollars)	2022	2021

Claims paid	77	54

Claims recovered	(44)	(18)

Decrease in the net allowance for claims on insurance	(83)	(122)

Decrease in reinsurers’ share	7	33

Decrease in recoverable insurance claims	5	1

Claims handling expenses	5	1

Total net claims-related expenses (recovery)	$ (33)	$ (51)

EDC 2022 Integrated Annual Report	131

Administrative Expenses

Administrative expenses for 2022 totalled $659 million, an increase of $40 million from the prior year mainly as a result of increased spend on our strategic transformation as previously discussed.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. The 2022 PR increased from 31.4% in 2021 to 42.2% mainly due to a reduction in net revenue and an increase in spend in 2022. The 2022 PR was lower than the Corporate Plan PR of 43.4% mainly due to reduced spending in marketing and communications, systems costs and occupancy.

FINANCIAL CONDITION

Statement of Financial Position Summary

Administrative Expenses

Total assets were $67.8 billion at the end of 2022,
an increase of $7.2 billion from 2021 mainly due
to an increase in loans receivable, which
increased by $5.8 billion from 2021, mainly due to
net loan disbursements of $4.3 billion and foreign
exchange translation of $1.8 billion.

Loans payable increased by $7.0 billion from the
prior year primarily due to the debt required to
fund the repurchases of $3.8 billion of share
capital during the year, the increase in our loans
receivable balance, as our debt requirements are
largely driven by our loan portfolio, and foreign
exchange translation.

The repurchases of share capital also resulted in
a reduction in equity when compared to 2021.
Please refer to page 141 for a more
comprehensive discussion on our capital
management.

as at December 31 (in millions of Canadian dollars)	2022	2021

Cash and marketable securities	9,814	9,289
Derivative instruments	1,654	1,139
Loans receivable	54,182	48,345
Allowance for losses on loans	(1,630)	(1,760)
Investments	2,771	2,707
Other	1,047	895

Total Assets	$ 67,838	$ 60,615

Loans payable	50,568	43,525
Derivative instruments	3,712	1,003
Premium and claims liabilities	640	670
Other liabilities	712	777
Equity	12,206	14,640

Total Liabilities and Equity	$ 67,838	$ 60,615

Net derivative instruments liabilities of $2.1 billion (2021 – net derivative instruments asset of $136 million) increased from the prior year mainly due to net maturities and derivatives settling in the year, foreign exchange translation, and unrealized losses.

Corporate Plan Discussion

(2023 discussion based on Corporate Plan submitted in 2022; numbers may vary from final approved Corporate Plan)

The following section discusses our 2022 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2022 Corporate Plan and compare actual results to what was expected. Then we look forward to 2023 and provide an explanation of where we anticipate changes from our 2022 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2023 Corporate Plan	2022 Actual Results	2022 Corporate Plan

Net financing and investment income	1,084	1,127	1,168

Net insurance premiums and guarantee fees*	352	333	351

Other (income) expenses	(26)	(444)	(23)

Administrative expenses	684	659	682

Provision for (reversal of) credit losses	167	69	(166)

Net claims-related expenses (recovery)	70	(33)	175

Net income	541	1,209	851

Other comprehensive income	4	167	33

Comprehensive income	$ 545	$ 1,376	$ 884

* Includes loan guarantee fees.

2022 Corporate Plan

Net income for 2022 was $1.2 billion compared to the 2022 Corporate Plan net income of $851 million. Items of note are as follows:

•	Other income was $421 million higher than the Corporate Plan primarily due to realized and unrealized gains on our financial instruments carried at fair value through profit or loss. Due to the difficulty in estimating this volatility, a forecast for unrealized gains and losses is not included in the Corporate Plan.

•	Provision for credit losses was $69 million compared to the reversal of $166 million in the Corporate Plan. The Corporate Plan had anticipated a global recovery post-pandemic leading to a reversal of provisions, however, due to the deterioration in the macroeconomic environment, a charge was recorded.

•	We recorded a net claims-related recovery of $33 million compared to net claims-related expenses of $175 million in the Corporate Plan mainly due to a reduction in net claims paid.

•	Net financing and investment income was $41 million lower than the Corporate Plan primarily due to the impact of rising interest rates and the associated impact on the funding for the repurchase of share capital.

•	Administrative expenses were $23 million lower than the Corporate Plan mainly due to reduced spending in marketing and communications, systems costs, salaries and benefits, and occupancy.

EDC 2022 Integrated Annual Report	133

2023 Corporate Plan

Net income for 2023 is planned to be $541 million, a decline of $668 million compared to 2022. Items of note are as follows:

•	Other income is expected to be $26 million in 2023 compared to $444 million in 2022 mainly due to unrealized gains on our financial instruments in 2022 as previously discussed. Due to the difficulty in estimating this volatility, a forecast for unrealized gains and losses is not included in the Corporate Plan.

•	Net claims-related expenses are expected to increase by $103 million primarily due to an increase in expected net claims paid.

•	We are projecting a provision for credit losses of $167 million in 2023 primarily due to the growth that was anticipated in the loan portfolio at the time the Corporate Plan was prepared.

•	Net financing and investment income is expected to be $43 million lower in 2023 mainly due to the impact of rising interest rates and the associated impact on the funding for the repurchase of share capital.

Financial Position

as at December 31 (in millions of Canadian dollars)	2023 Corporate Plan	2022 Actual Results	2022 Corporate Plan

Cash and marketable securities	8,316	9,814	7,703

Derivative instruments	1,835	1,654	1,855

Loans receivable	53,727	54,182	48,484

Allowance for losses on loans	(1,572)	(1,630)	(1,458)

Investments	2,938	2,771	2,522

Other assets	1,010	1,047	867

Total Assets	$ 66,254	$ 67,838	$ 59,973

Loans payable	49,260	50,568	45,106

Derivative instruments	4,050	3,712	894

Premium and claims liabilities	518	640	542

Other liabilities	675	712	765

Equity	11,751	12,206	12,666

Total Liabilities and Equity	$ 66,254	$ 67,838	$ 59,973

2022 Corporate Plan

Loans receivable for 2022 were $5.7 billion higher than projected in the Corporate Plan mainly due to higher net loan disbursements than anticipated and foreign exchange translation.

Loans payable were $5.5 billion higher than the Corporate Plan mainly due to an increase in loans receivable, as our debt requirements are largely driven by our loan portfolio, the debt required to fund the repurchases of share capital, and foreign exchange translation.

2023 Corporate Plan

The 2023 Corporate Plan is projecting a decrease in cash and marketable securities and a decrease in loans payable from 2022 levels. The 2023 Corporate Plan is projecting a decrease in our debt requirements in line with reductions in our marketable securities and loans receivable portfolio balances. As mentioned above, our debt requirements are largely driven by our loans receivable portfolio.

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

Our total exposure at the end of 2022 was $120 billion, an increase of $12 billion from 2021 primarily due to net loan disbursements of $4.3 billion, a $2.0 billion increase in credit insurance in force, and a $1.7 billion increase in international trade guarantee insurance in force. The exposure within Canada (28%) and the United States (24%) remained consistent with 2021.

Exposure by Portfolio

as at December 31 (in millions of Canadian dollars)	2022	2021

Financing portfolio:

Financing assets(1)	56,964	51,144

Commitments and guarantees(2)	19,052	18,008

Total financing portfolio	76,016	69,152

Insurance portfolio:

Credit insurance	16,261	14,213

Financial institutions insurance	2,865	2,366

International trade guarantee	13,412	11,738

Political risk insurance	359	479

Reinsurance ceded(3)	(232)	(217)

Total insurance portfolio	32,665	28,579

Marketable securities and derivative instruments(4)	11,468	10,428

Total exposure	$ 120,149	$ 108,159

(1)	Includes gross loans receivable and investments.

(2)	Includes $1.0 billion of investment commitments (2021 – $884 million).

(3)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(4)	Includes cash.

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

FINANCING PORTFOLIO

LOANS PORTFOLIO

Exposure by Geographic Market

Exposure by Industry

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

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Gross Loans Receivable

Gross loans receivable totalled $54.2 billion at the end of 2022, an increase of $5.8 billion or 12% from 2021. The increase was mainly due to net disbursements of $4.3 billion and foreign exchange translation.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk-rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2022, impaired gross loans receivable totalled $1.7 billion, a decrease of $358 million from 2021. During the year principal was recovered through repayments ($460 million). These recoveries were partially offset by new impairments of $253 million from three obligors in the transportation and storage industry ($192 million), two obligors in the manufacturing industry ($52 million) and one obligor in the wholesale and retail trade industry ($9 million). Overall, impaired loans as a percentage of total gross loans receivable decreased to 3.09% in 2022 from 4.20% in 2021.

Gross Loans Receivable

Note 4 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer		2022 Exposure		2021 Exposure

Industry					$	%	$	%

Transportation and storage	14,847	2,140	191	(342)	16,836	24	16,911	26

Manufacturing	6,877	3,482	1,496	–	11,855	16	10,764	17

Utilities	9,298	1,963	44	–	11,305	16	8,448	13

Resources	6,506	2,090	309	(525)	8,380	12	8,782	14

Finance and insurance	3,557	1,447	38	874	5,916	8	5,169	8

Information	4,838	691	206	–	5,735	8	4,174	6

Wholesale and retail trade	1,903	807	717	–	3,427	5	2,720	4

Commercial properties	2,347	242	83	(7)	2,665	4	3,205	5

Professional services	1,593	160	309	–	2,062	3	1,638	3

Construction	622	193	255	–	1,070	2	1,006	2

Other	856	376	757	–	1,989	2	1,609	2

Total	$ 53,244	$ 13,591	$ 4,405	$ –	$ 71,240	100	$ 64,426	100

In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

In 2022, our non-investment grade exposure decreased to 53% (2021 – 61%) of total exposure. The largest concentrations of non-investment grade exposures are within the transportation and storage (24%), manufacturing (22%) and utilities industries (14%).

Our five most significant counterparty exposures representing $6.9 billion, or 10% of the total commercial exposure at the end of 2022 were as follows:

•	two resources industry obligors with total exposure of $3.2 billion, located in Chile.

•	two transportation and storage industry obligors with total exposure of $2.3 billion, one located in the United Kingdom and one in Canada; and

•	one information industry obligor with total exposure of $1.4 billion, located in the United States.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties is $5.3 billion.

Sovereign Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees		2022 Exposure		2021 Exposure

Country				$	%	$	%

Angola	439	–	–	439	46	458	40

Egypt	286	–	–	286	30	325	29

Pakistan	38	–	–	38	4	48	4

Cuba	36	–	–	36	4	35	3

Indonesia	29	–	–	29	3	51	5

China	28	–	–	28	3	35	3

Serbia	24	–	–	24	2	37	3

Côte d’Ivoire	21	–	–	21	2	24	2

Argentina	19	–	–	19	2	20	2

Other	29	–	13	42	4	102	9

Total	$ 949	$ –	$ 13	$ 962	100	$ 1,135	100

Sovereign exposure includes 96% non-investment grade exposure (2021 – 92%).

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $1.8 billion at the end of 2022, a decrease of $70 million from 2021.

The key components impacting the allowance in 2022 were as follows:

•	net repayments and maturities – reduction of $496 million;

•	loan write-offs – reduction of $144 million;

•	modifications resulting in derecognition – decrease of $68 million; partially offset by

•	new originations – increase of $328 million;

•	remeasurement, partially as a result of deterioration in the macroeconomic environment – increase of $237 million; and

•	the weakening of the Canadian dollar relative to the U.S. dollar – increase of $73 million.

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INVESTMENTS

EDC plays a role in supporting the export growth of Canadian companies by helping them to access capital and financing in order to reach global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late-stage venture capital and private equity investments focused on promising Canadian exporters. Investments are normally held for periods greater than five years and divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

In response to the market uptake of our expiring Investment Matching Program, originally introduced to address COVID-19 pandemic-related liquidity gaps, we expanded to a permanent Investment Matching Program solution in January 2022. Under this program, EDC matches institutional private sector venture capital investments of up to $5 million under the same terms as the private sector investors for companies with an internationally scalable business model and high-growth potential. In 2022, we invested $144 million in equity capital in 51 companies, of which $80 million of capital went to cleantech businesses or those led by people identifying as being from equity-seeking groups including women, Indigenous Peoples, Black and other racialized communities, persons with disabilities and the 2SLGBTQ+ community. Since inception, we have invested $349 million in 112 companies through the Investment Matching Program.

Overall, our equity investments exposure increased by $223 million to $3.8 billion in 2022 largely as a result of new private equity investments and foreign exchange gains partly offset by unrealized losses and return of capital. During the year, we signed an additional $770 million of new private equity investments	(in millions of Canadian dollars)	2022	2021

	lnvestments	2,771	2,707
	Undisbursed commitments	1,043	884

	Total investments exposure	$ 3,814	$ 3,591

(2021 – $483 million) which included $144 million (2021 – $96 million) invested in the Investment Matching Program, as discussed above.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance supports Canadian exporters for bank and foreign buyer counterparty risk in trade transactions.

Our international trade guarantee products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

Political risk insurance provides coverage for political events that could adversely impact a company’s foreign operations and/or its financial intermediaries by protecting investments and assets in other countries, typically in emerging markets. We stopped issuing new policies within this program in 2020.

The assistance that EDC provides to our policyholders within our four primary insurance solutions is counted in various ways. Under credit insurance and financial institutions insurance, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated. Within our international trade guarantee solution, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within political risk insurance, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $32.7 billion at the end of 2022 (2021 – $28.6 billion).

The following charts show the exposure by industry of our credit insurance and international trade guarantee solutions:

Credit Insurance	International Trade Guarantee
Exposure by Industry	Exposure by Industry

The following charts show the exposure by geographic market for our financial institutions and political risk insurance solutions:

Financial Institutions Insurance	Political Risk Insurance
Exposure by Geographic Market	Exposure by Geographic Market

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Claims

The following table provides a breakdown of claims paid by exporter’s insured industry:

(in millions of Canadian dollars)		2022		2021	Claims Submitted, Paid and Under Consideration
	$	%	$	%
Manufacturing	30	39	21	39
Professional services	14	18	2	4
Wholesale and retail trade	12	15	16	29
Finance and insurance	7	9	8	15
Resources	3	4	2	4
Utilities	3	4	–	–
Construction	2	3	2	4
Transportation and storage	2	3	–	–
Information	1	1	3	5
Other	3	4	–	–
Claims paid	77	100	54	100
Claims recovered	(44)		(18)
Net claims paid	$ 33		$ 36

Claim payments totalled $77 million in 2022 and were comprised of 507 claims related to losses in 50 countries (2021 – 544 claims in 60 countries). In 2022, the largest concentration of claim payments was in our credit insurance product group relating to risks in North America.

In 2022, we recovered $51 million in total (2021 – $19 million) of which $7 million was disbursed to exporters (2021 – $1 million).

For a breakdown of claims by size concentration, refer to Table 9 in Supplemental Information.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

At the end of 2022, the premium and claims liabilities were $640 million. The liability net of the reinsurers’ share was $530 million, a decrease of $30 million from 2021, primarily due to the removal of the remaining COVID-19 adjustment and changes to portfolio composition.

The reinsurers’ share of our premium and claims liabilities is recorded as an asset on the Consolidated Statement of Financial Position and is also included in our premium and claims liabilities. The reinsurers’ share of premium and claims liabilities was $110 million (2021 – $110 million). If we were required to pay a claim on reinsured policies, we could recover from the reinsurer depending on the terms of the agreement.

Premium and Claims Liabilities as a % of Insurance in Force (net of reinsurance)

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited consolidated financial statements for the year ended December 31, 2022.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)
	Remaining term to maturity

Credit rating	Under 1 year	1 to 3 years	Over 3 years	2022 Exposure	2021 Exposure

AAA	2,478	1,684	2,479	6,641	7,490

AA+	13	7	24	44	50

AA	1	–	–	1	–

AA-	1,465	6	–	1,471	823

A+	1,088	44	–	1,132	662

A	157	–	–	157	49

A-	340	19	–	359	209

BBB	9	–	–	9	–

BBB-	–	–	–	–	6

Total	$ 5,551	$ 1,760	$ 2,503	$ 9,814	$ 9,289

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 149).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2022, no collateral (2021 – $94 million) was posted by our counterparties to mitigate credit risk associated with swap agreements.

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The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $25 million (2021 – $224 million). The net exposure decreased from the prior year primarily due to foreign exchange rate movement on long-term currency swaps, as well as unrealized losses on interest rate swaps.

(in millions of Canadian dollars)
	Remaining term to maturity
	Under 1	1 to	Over 3	Gross	Exposure	2022 Net	2021 Net
Credit rating	year	3 years	years	exposure	netting*	exposure	exposure

AA-	142	182	834	1,158	(1,155)	3	136

A+	27	46	270	343	(323)	20	31

A	29	20	93	142	(140)	2	57

A-	–	2	9	11	(11)	–	–

Total	$ 198	$ 250	$ 1,206	$ 1,654	$ (1,629)	$ 25	$ 224

* As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover the potential losses consistent with an AA solvency level, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

Capital Adequacy
as at December 31
(in millions of Canadian dollars)	2022	2021

Demand for capital

Credit risk	4,528	4,634

Market risk	1,010	1,543

Operation risk	249	244

Strategic risk	515	552

Pension plan risk	591	594

Strategic initiatives	1,050	300

Total demand for capital	$ 7,943	$ 7,867

Supply of capital	$ 12,206	$ 14,640

EDC implied solvency rating	AAA	AAA

We measure and report changes to capital supply, capital demand and its implied solvency rating to Executive Management monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of severe but plausible risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

In 2021, we paid a dividend of $580 million according to our current dividend policy, as well as a special dividend of $6.7 billion based on the capital position of the Business Credit Availability Program (BCAP) and a targeted Internal Capital Adequacy Assessment Process (ICAAP) ratio. As agreed to with our shareholder in 2022, dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2022, we repurchased shares for a total of $3.81 billion based on the capital position of our core programs, BCAP and a targeted ICAAP ratio.

Capital Adequacy – BCAP Support (included in above)

as at December 31
(in millions of Canadian dollars)	2022	2021

Demand for capital

Oil and gas	628	907

Other	10	5

Total demand for capital	$ 638	$ 912

Supply of capital	$ 1,162	$ 3,141

Capital surplus	$ 524	$ 2,229

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Funding

In 2022, we borrowed USD 10.34 billion in the global capital markets by issuing fixed income securities in public and private markets denominated in nine currencies.

After a two-year absence, we returned to the public markets with several successful benchmark transactions. We issued a five-year USD 2.75 billion Global benchmark bond and a three-year USD 3.25 billion Global benchmark bond in 2022. These two transactions represented the largest US dollar denominated transactions in our history. As well, we issued a five-year Euro 2.5 billion benchmark bond which is a newer strategic component of our funding program and our largest Euro denominated bond. We also returned to the Great British Pounds market with a five-year GBP 300 million fixed rate bond. The benchmark transactions were very well received, provided excellent diversification of funding and expanded our investor base.

Fiscal 2022 Total Funding USD 10.34 billion

We remained active with emerging market currency issuance and private placements tailored to meet investors’ specific needs.

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our Consolidated Statement of Financial Position.

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We may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 24 for further details.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans receivable and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 21 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk Management Group (GRM Group) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that we deliver on our mandate and generate value. Our global business activities expose us to a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we must be vigilant in our efforts to identify and anticipate risks and manage them in a prudent manner. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational Enterprise Risk Management (ERM) practice and are leveraging our investments in our risk management activities. We have matured our risk management activities to ensure comprehensive, enterprise-wide risk management. Our intended outcomes incorporate guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

At EDC, ERM is not about taking more or less risk but developing a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

Our ERM emphasizes a risk culture of oversight and clear direction, ownership and accountability, and the requirement for monitoring and reporting. Key elements include: governance in accordance with a three-lines-of-defence model (3LD), a sound approach to risk governance; articulation and operationalization of our risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that a risk management program is effectively implemented at all levels of the corporation.

Risk Governance, Oversight and Design

Our evolving risk governance structure balances strong central oversight and control of risk with clear accountability for and ownership of risk within the front lines. The 3LD risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

•	1st Line of Defence: Employees on the front line who take, own and manage risk on a day-to-day basis.

•	2nd Line of Defence: The risk and compliance functions that provide independent oversight of the first-line’s risk management activities by ensuring that the organization’s governance structure is appropriate, the right checks and balances are in place, and the proper tools are available.

•	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions.

BOARD AND ITS KEY RISK COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite Statement and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that our incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO and those reporting to the Chief Business Officer, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

The Executive Management team participates in various senior management committees. Six of these are described below.

Management Risk Management Committee

This committee has responsibility to make risk decisions, provide guidance on risk issues, undertake risk governance and to ensure that appropriate capital and risk management policies are in place.

Asset Liability Management Committee

The Asset Liability Management Committee acts as authority for recommending market risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of our asset/liability management strategy, ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

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Investment Committee

The Investment Committee reviews and endorses the acceptability of transactions to be made under our investments program, and recommends transactions to the appropriate level of authority. It also makes recommendations regarding the program’s strategy to the Executive Management team and the Board of Directors and monitors program-level performance.

Executive Committee

The Executive Committee provides a forum to achieve Executive alignment on non-transactional topics of a strategic nature. Topics brought forward will likely be precedent setting and may involve innovative ideas around EDC’s business direction.

Management Pension Committee

This committee oversees operations and performs high-level decision-making functions with respect to the pension plans and the related pension funds including recommendations to the Human Resources Committee of the Board.

Initiatives Oversight Committee

The Initiatives Oversight Committee (IOC) ensures EDC’s transformation priorities and benefits realized are aligned with our Corporate Plan and strategy. IOC reviews, provides input to, challenges, and approves the transformation roadmap including investments and discretionary spending for the portfolio of initiatives. It also monitors and provides oversight on overall transformation progress and performance.

As we mature our risk management practices, the structure of our risk committees will evolve and be revised accordingly.

KEY RISK MANAGEMENT GROUPS

Global Risk Management Group

The Global Risk Management Group (GRM Group) provides independent oversight of and effective challenge to the management of risks inherent in our activities, including the establishment of our Enterprise Risk Management policies and framework to manage risk in alignment with our risk appetite and business strategies. The GRM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with our risk tolerance in all areas and processes at EDC. The GRM Group is headed by the SVP, Global Risk Management and Chief Risk Officer, who works closely with the President and Chief Executive Officer, the Chief Business Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for financial planning, accounting, financial reporting and cash management, Finance ensures that appropriate controls exist for effective cash management and delivery of complete and accurate financial reporting.

Internal Audit

As the third line of defence, Internal Audit (IA) is responsible to provide independent and objective assurance and advisory services designed to add value and help us achieve our business objectives pertaining to operations, reporting, and compliance with laws and regulations. IA does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although IA’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor reports to the Chair of the Audit Committee of the Board of Directors and has a dotted line reporting relationship with our President and CEO.

IA governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the Core Principles for the Professional Practice of Internal Auditing, the Definition of Internal Auditing, the IIA Code of Ethics and the International Standards for the Professional Practice of Internal Auditing. This guidance constitutes principles of the fundamental requirements for the professional practice of internal auditing and for evaluating the effectiveness of internal audit’s performance.

Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Taxonomy

Our Enterprise Risk Management taxonomy breaks risk down into three broad areas, expressing our risk appetite and tolerance in terms of financial risk, operational risk, and strategic risk. As a financial institution, financial risk is naturally front and centre and, as a result, the majority of this report covers this area.

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by industry than other financial institutions, most notably in the finance and insurance and manufacturing industries which lead Canadian exports.

Our non-investment grade exposure corresponds to 54% of EDC’s loan portfolio however attracts 85% of capital demand.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk in the delivery of our financial products and services (including insurance) as well as our treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our financing and insurance products and services through business teams by segment. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds require independent authorization by the Global Risk Management Group or the Board of Directors. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether approval is required by the GRM Group or the Board of Directors.

Our approval responsibilities are governed by delegated authorities. The Board delegates specific transactional approval authorities to the President and CEO. Onward delegation of authority by the President and CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the Risk Management Office team within the GRM Group. The recommender and approver must both have the appropriate delegated authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

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We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the GRM Group.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either President and CEO approval within discretionary limits or review by the Risk Management Committee of the Board and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of loan insurance for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities.

Management and Board Reporting

The GRM Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to: a quarterly risk management report; a monthly credit risk policy compliance report; a monthly capital adequacy report; and a monthly report detailing our market risk, liquidity and funding, and counterparty credit risk policies. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign exchange risk; interest rate risk; and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and guidelines, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief Risk Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the GRM Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change in both our net financing and investment income and our economic value. Economic value is defined as the net present value of all future cash flows for assets and liabilities of EDC (discounted at current market swap rates for each currency).

Our policy sets limits based on the impact of an instantaneous 100 basis point change in interest rates. The limit on the sensitivity of net financing and investment income (NFII) to an instantaneous 100 basis point change in interest rates is that, for the next 12-month period, NFII should not decline by more than 7.5%, (± $84 million and $87 million as at year-end 2022 and 2021, respectively) on a consolidated Canadian dollar equivalent basis. The economic value limit is that for an instantaneous 100 basis point change in interest rates, EDC’s economic value should not decline by more than 10% (± $1,290 million and $1,653 million as at year-end 2022 and 2021, respectively) of our current net present value.

EDC’s economic value is sensitive to interest rates; however, we hedge our interest rate risk mismatches in multiple currencies.

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The table below presents the sensitivity of the net financing and investment income, net income, and economic value of EDC to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2022		2021

	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points

Change in net financing and investment income	(35)	35	(54)	54

Change in net income	295	(334)	109	(139)

Change in economic value of EDC*	(406)	421	(641)	672
* Economic value is the measure of EDC’s market value, as measured by the present value of assets minus the present value of liabilities.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31:

(in millions of Canadian dollars)	2022	2021

Limit	28	29

Position	21	22

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2022		2021

	Increases by 1%	Decreases by 1%	Increases by 1%	Decreases by 1%

Change in net income	(5)	5	(5)	5

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, forwards and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

as at December 31 (in millions of Canadian dollars)	Positive	Negative	2022 Net	Positive	Negative	2021 Net

Less than 1 year	198	(1,040)	(842)	419	(248)	171

1 – 3 years	250	(1,092)	(842)	464	(224)	240

3 – 5 years	198	(1,290)	(1,092)	179	(145)	34

Over 5 years	1,008	(290)	718	77	(386)	(309)

Gross fair value of contracts	$ 1,654	$ (3,712)	$ (2,058)	$ 1,139	$ (1,003)	$ 136

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position daily and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

•	Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2022, the average balance of cash and marketable securities was $11,747 million (2021 – $10,498 million).

•	Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2022, the average balance of commercial paper was $9,755 million (2021 – $4,409 million).

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and EDC’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Act places limitations on our borrowings. It allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. The Treasury Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

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OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events. Exposure to operational risk could affect our ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

We divide operational risk into four categories:

•	Legal and Compliance

•	Information Management and Technology

•	People

•	Process

The EDC Operational Risk Management Framework (ORMF) expresses our principles for managing operational risk in a coordinated manner and in compliance with the applicable regulations wherever it conducts business. It is part of the enterprise-wide policies and procedures that collectively express the governance and control structure for achieving EDC’s strategy. The ORMF is the embodiment of the Board and Executive Management’s recognition of operational risk as a distinct risk management discipline, requiring dedicated attention, resources and an enterprise approach to achieve the purpose described below.

The principles governing EDC Operational Risk Management include the following:

•	Ensure relevant and effective Operational Risk Management by focusing on things that matter to EDC;

•	Enable and advise the Lines of Business on how to operate within EDC’s Risk Appetite; and

•	Implement standards, guidelines, and systems adapted to EDC.

We have identified a list of key operational risks inherent to our business, including data integrity, information security, and system availability and support. We have assessed and continue to assess our exposure to these risks. On an annual basis, Executive Management identify, assess and monitor top risks, which considers these key operational risks. On a quarterly basis, Executive Management and risk owners review the status of risk mitigation response plans, reassess the risk levels, and report the risk profile to the Board.

We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as the risk of loss or harm arising from pursuit of an inappropriate strategy, poor execution of strategy and/or failure to respond well to changes in the external environment.

We divide strategic risk into two categories:

•	External environment: systematically identifying and assessing external risks and opportunities.

•	Planning: formulating, communicating, executing and evaluating corporate direction and objectives.

EDC is diligent in attuning itself to the external environment through the work of specialized groups. As well, the annual customer survey that drives our net promoter score and our proactive business development practice afford us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 2 of our 2022 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses, premium and claims liabilities, retirement benefit obligations, and the fair value of financial instruments. Management exercises judgment in the allowance for credit losses, premium and claims liabilities, the fair value of financial instruments, assets held for sale, structured entities and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 173 of this annual report.

Change in Accounting Standards

Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases to address the reforms related to the interest rate benchmark.

The amendments include changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we are managing the transition to alternative benchmark rates. For financial assets and financial liabilities measured at amortized cost, the amendments introduce a practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate, as opposed to immediately recognizing a gain or loss, provided that the modification is made on an economically equivalent basis and is a direct consequence of interest rate benchmark reform.

Certain loans receivable measured at amortized cost have been transitioned to a new interest rate benchmark as disclosed in Note 4.

Further details are provided in Note 2 of the consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 which replaces the guidance in IFRS 4 and establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We are planning to adopt two of these methods – the General Measurement Model and the Premium Allocation Approach to measure insurance contracts. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. Based on our current estimates, we expect the adoption of IFRS 17 to result in an increase to retained earnings of approximately $160 million.

Further details are provided in Note 2 of the consolidated financial statements.

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Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the Capital Management section on page 141 for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries and estimated recoveries of $40 million (2021 –$29 million). In addition, there was a decrease in actuarial liabilities of $30 million (2021 – $127 million decrease).

(in millions of Canadian dollars)	2022	2021

Premiums earned	147	134

Reinsurance ceded	(15)	(16)

Net written premium	$ 132	$ 118

Net claims incurred/(recovered)	$ 11	$ (98)

Claims ratio	8%	-83%

In 2022, EDC updated how it manages its loss experience for our credit insurance solution by switching from a 7-year average claims ratio to a 15-year average claims ratio. The change better aligns our loss experience with the average Canadian business cycle over the last 30 years (1990-2020). In 2022, the 15-year claims ratio was 60%, a decrease of 2% from the prior year, primarily due to a reduction in the net allowance as a result of the removal of the remaining COVID-19 adjustment and changes to portfolio composition.

SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2022	2021	2020	2019	2018

Gross loans receivable:

Average performing floating rate	34,932	35,740	40,025	38,179	38,679

Average performing fixed rate	12,276	12,775	14,557	13,872	13,492

Total average performing gross loans receivable	47,208	48,515	54,582	52,051	52,171

Average carrying value on impaired loans	1,060	1,034	823	498	425

Total average income earning loan assets	$ 48,268	$ 49,549	$ 55,405	$ 52,549	$ 52,596

Loan revenue:

Performing floating rate interest	1,351	826	1,147	1,614	1,524

Performing fixed rate interest	390	421	485	487	473

Other loan revenue	190	215	198	194	210

Loan revenue	$ 1,931	$ 1,462	$ 1,830	$ 2,295	$ 2,207

Yields – performing loans:

Performing floating rate coupon(1)	3.87%	2.31%	2.87%	4.23%	3.94%

Performing fixed rate coupon(1)	3.18%	3.30%	3.33%	3.51%	3.51%

Total performing loan coupon yield(1)	3.69%	2.57%	2.99%	4.04%	3.83%

Total loan effective yield(2)	4.00%	2.95%	3.30%	4.37%	4.20%

(1)	Excludes fee increments.

(2)	Includes fee increments.

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2022	2021	2020	2019	2018

Average performing loans receivable	47,208	48,515	54,582	52,051	52,171

Average carrying value on impaired loans	1,060	1,034	823	498	425

Average finance lease assets – aircraft	–	–	–	2	3

Average marketable securities balance	11,518	10,277	12,837	11,230	12,857

Average investment portfolio balance	2,659	2,341	1,750	1,450	1,259

Total average income earning assets	$ 62,445	$ 62,167	$ 69,992	$ 65,231	$ 66,715

Financing and investment revenue:

Loan	1,931	1,462	1,830	2,295	2,207

Marketable securities	175	82	165	255	257

Investments	26	16	14	7	9

Total financing and investment revenue	2,132	1,560	2,009	2,557	2,473

Interest expense	973	324	760	1,307	1,219

Leasing and financing related expenses	32	25	26	31	33

Net financing and investment income	$ 1,127	$ 1,211	$ 1,223	$ 1,219	$ 1,221

Net finance margin	1.80%	1.95%	1.75%	1.87%	1.83%

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Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2022	2021	2020	2019	2018

Credit insurance:

Credit insurance business facilitated	86,620	71,030	58,201	57,569	58,555

Premiums and fees earned prior to ceding reinsurance	147	139	126	115	114

Average credit insurance premium rate	0.16%	0.20%	0.22%	0.20%	0.19%

Financial institutions insurance:

Financial institutions insurance business facilitated	6,573	6,733	9,189	6,915	4,259

Premiums and fees earned prior to ceding reinsurance	9	9	13	11	14

Average financial institutions insurance premium rate	0.14%	0.13%	0.14%	0.16%	0.33%

International trade guarantee:

International trade guarantee average exposure	12,021	11,443	10,448	9,300	8,900

Premiums and fees earned	114	115	99	82	76

Average international trade guarantee premium rate	0.95%	1.00%	0.95%	0.88%	0.86%

Political risk insurance:

Political risk insurance average exposure	391	564	830	869	897

Premiums and fees earned	5	6	7	10	10

Average political risk insurance premium rate	1.27%	1.08%	0.90%	1.13%	1.08%

Loan guarantees:

Loan guarantees average exposure	4,361	4,328	4,047	3,543	2,832

Loan guarantee fees earned	73	97	55	55	48

Average loan guarantee fee rate	1.67%	2.24%	1.36%	1.55%	1.69%
Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2022	2021	2020	2019	2018

Provision for (reversal of) credit losses on:

Loans	11	(435)	1,897	247	(18)

Loan commitments	(10)	(30)	42	(9)	10

Loan guarantees	68	(89)	144	2	(3)

Total provision for (reversal of) credit losses	$ 69	$ (554)	$ 2,083	$ 240	$ (11)

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments	(4)	2022	Exposure

Country														$	%

Canada	8,497		6,943		1,185	468	13,284	(5)(6)	–		–	3,073		33,450	28

United States	8,477		4,139		8,979	308	9		–		–	6,469		28,381	24

United Kingdom	7,292		957		410	–	1		–		–	96		8,756	7

Chile	5,961		1,162		116	233	–		–		–	–		7,472	6

Australia	4,319		911		246	–	1		–		–	437		5,914	5

Mexico	1,813		1,362		544	12	–		29		–	9		3,769	3

India	2,222		651		206	1	1		4		–	–		3,085	3

Germany	2,606		134		247	–	1		–		–	74		3,062	3

China	1,549		433		444	172	8		29		–	–		2,635	2

Spain	1,789		58		86	–	–		–		–	–		1,933	2

Other(7)	12,439		2,302		3,798	1,671	107		432		–	1,310		22,059	17

	56,964		19,052		16,261	2,865	13,412		494		–	11,468		120,516	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(135)		–	–		(135)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(232)	–		(232)	–

Total	$ 56,964		$ 19,052		$ 16,261	$ 2,865	$ 13,412		$ 359		$ (232)	$ 11,468		$ 120,149	100

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments	(4)	2021	Exposure

Country														$	%

Canada	8,441		7,596		1,070	431	11,576	(5)(6)	–		–	1,674		30,788	28

United States	6,523		3,883		7,756	239	23		–		–	7,258		25,682	24

United Kingdom	6,461		1,292		349	–	1		–		–	56		8,159	8

Chile	4,180		689		62	220	–		–		–	–		5,151	5

Australia	3,189		279		179	–	1		–		–	504		4,152	4

Mexico	1,803		471		429	10	–		28		–	6		2,747	3

India	2,271		123		176	3	1		4		–	–		2,578	2

China	1,427		399		416	222	13		78		–	–		2,555	2

Germany	2,035		110		211	–	4		–		–	40		2,400	2

Spain	1,631		167		98	–	–		–		–	–		1,896	2

Other(7)	13,183		2,999		3,467	1,241	119		507		–	890		22,406	20

	51,144		18,008		14,213	2,366	11,738		617		–	10,428		108,514	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(138)		–	–		(138)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(217)	–		(217)	–

Total	$ 51,144		$ 18,008		$ 14,213	$ 2,366	$ 11,738		$ 479		$ (217)	$ 10,428		$ 108,159	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $359 million (2021 – $479 million) for all the policies in political risk insurance.

(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)

Includes $143 million of surety bond insurance, where the risk rests with the Canadian exporter (2021 – $224 million). A total of 23% of the exports insured under surety bond products are to the United States and 69% are to Brazil (2021 – United States: 39%, Brazil: 50%). The balance represents exports to other countries.

(6)

Includes $12.5 billion in performance security guarantees, where the risk rests with the Canadian exporter (2021 – $10.8 billion). A total of 56% of the exports insured under performance security products are to the United States (2021 – 56%). The balance represents exports to other countries.

(7)	Includes 171 countries (2021 – 170) with total exposure ranging from $0.001 million to $1.6 billion (2021 – $0.001 million to $1.8 billion).

(8)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

EDC 2022 Integrated Annual Report	157

Table 6: Concentration of Exposure by Industry

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2022	Exposure

Industry												$	%

Commercial:

Finance and insurance	5,931		2,382		1,889	2,865	4,087	–	–	4,597		21,751	18

Manufacturing	7,301		4,985		7,684	–	1,336	79	–	–		21,385	18

Transportation and storage	14,525		2,313		554	–	191	–	–	–		17,583	15

Utilities	9,343		2,023		510	–	2,294	–	–	–		14,170	12

Resources	6,036		2,419		591	–	2,116	–	–	–		11,162	9

Wholesale and retail trade	1,963		1,524		3,545	–	569	1	–	–		7,602	6

Information	5,020		920		885	–	133	–	–	–		6,958	6

Professional services	1,923		541		375	–	335	160	–	–		3,334	3

Construction	627		449		65	–	2,084	105	–	–		3,330	3

Commercial properties	2,340		324		80	–	52	–	–	–		2,796	2

Other	1,006		1,159		83	–	215	14	–	–		2,477	2

Total commercial	56,015		19,039		16,261	2,865	13,412	359	–	4,597		112,548	94

Sovereign	949		13		–	–	–	–	–	6,871		7,833	6

	56,964		19,052		16,261	2,865	13,412	359	–	11,468		120,381	100

Reinsurance ceded(4)	–		–		–	–	–	–	(232)	–		(232)	–

Total	$ 56,964		$ 19,052		$ 16,261	$ 2,865	$ 13,412	$ 359	$ (232)	$ 11,468		$ 120,149	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2021	Exposure

Industry												$	%

Commercial:

Manufacturing	6,831		4,099		6,627	–	1,453	98	–	–		19,108	18

Finance and insurance	5,851		1,766		1,407	2,366	3,430	13	–	2,849		17,682	16

Transportation and storage	14,602		2,333		355	–	156	5	–	–		17,451	16

Resources	5,828		3,012		457	–	1,984	–	–	–		11,281	10

Utilities	6,339		2,161		485	–	1,799	–	–	–		10,784	10

Wholesale and retail trade	1,524		1,276		3,361	–	468	3	–	–		6,632	6

Information	3,435		883		719	–	100	–	–	–		5,137	5

Commercial properties	2,703		501		70	–	41	38	–	–		3,353	3

Construction	590		429		116	–	1,749	210	–	–		3,094	3

Professional services	1,665		428		487	–	348	112	–	–		3,040	3

Other	695		1,066		129	–	210	–	–	–		2,100	2

Total commercial	50,063		17,954		14,213	2,366	11,738	479	–	2,849		99,662	92

Sovereign	1,081		54		–	–	–	–	–	7,579		8,714	8

	51,144		18,008		14,213	2,366	11,738	479	–	10,428		108,376	100

Reinsurance ceded(4)	–		–		–	–	–	–	(217)	–		(217)	–

Total	$ 51,144		$ 18,008		$ 14,213	$ 2,366	$ 11,738	$ 479	$ (217)	$ 10,428		$ 108,159	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2022	2021

Commercial:

Transportation and storage	719	594

Commercial properties	202	436

Manufacturing	158	103

Utilities	123	116

Resources	101	146

Wholesale and retail trade	70	108

Construction	59	74

Information	14	206

Finance and insurance	8	29

Professional services	6	23

Other	208	191

Total commercial	1,668	2,026

Sovereign:

Iran	8	8

Venezuela	1	1

Total sovereign	9	9

Total impaired gross loans receivable	$ 1,677	$ 2,035

EDC 2022 Integrated Annual Report	159

Table 8: Performing Loans, Loan Guarantees and Loan Commitments – Allowance for Credit Losses

(in millions of Canadian dollars)			2022			2021

Industry of risk	Exposure	Allowance	Allowance as a percentage of exposure	Exposure	Allowance	Allowance as a percentage of exposure

Commercial:

Transportation and storage*	16,083	288	1.8	16,327	226	1.4

Manufacturing	11,661	108	0.9	10,627	89	0.8

Utilities	11,182	94	0.8	8,332	135	1.6

Information	5,718	47	0.8	3,961	26	0.7

Professional services	2,044	41	2.0	1,607	19	1.2

Commercial properties	2,469	40	1.6	2,777	13	0.5

Resources	8,272	39	0.5	8,622	51	0.6

Finance and insurance	5,928	38	0.6	5,142	9	0.2

Wholesale and retail trade	3,328	26	0.8	2,565	15	0.6

Construction	1,004	19	1.9	926	7	0.8

Other	1,774	45	2.5	1,403	18	1.3

Total commercial	69,463	785	1.1	62,289	608	1.0

Sovereign	953	275	28.9	1,126	330	29.3

Total	$ 70,416	$ 1,060	1.5	$ 63,415	$ 938	1.5

*	2021 includes other assets exposure of $10 million and allowance on other assets of $1 million.

Table 9: Claims – Size Concentration

(in millions of Canadian dollars)				2022				2021

	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries

$0 – $100,000	9	363	2	145	10	446	4	376

$100,001 – $1 million	38	133	13	29	23	88	9	33

Over $1 million	30	11	29	11	21	10	5	3

Total	$ 77	507	$ 44	185	$ 54	544	$ 18	412

CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL REPORTING RESPONSIBILITY 161 INDEPENDENT AUDITOR’S REPORT 162 CONSOLIDATED STATEMENT OF FINANCIAL POSITION 165 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 166 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 167 CONSOLIDATED STATEMENT OF CASH FLOWS 168 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 169 1. Corporate Mandate 169 2. Summary of Significant Accounting Policies 171 3. Marketable Securities 182 4. Loans and Allowance for Credit Losses 183 5. Investments 190 6. Assets Held for Sale 190 7. Other Assets 190 8. Property, Plant and Equipment 191 9. Intangible Assets 191 10. Right-of-Use Assets and Lease Liabilities 192 11. Accounts Payable and Other Credits 192 12. Debt Instruments 193 13. Derivative Instruments 194 14. Debt Instrument Maturities 197 15. Premium and Claims Liabilities 198 16. Financing Commitments 199 17. Contingent Liabilities 199 18. Insurance Risks 201 19. Share Capital 206 20. Capital Management 206 21. Fair Value of Financial Instruments 206 22. Financial Instrument Risks 210 23. Contractual Obligations 212 24. Structured Entities 213 25. Loan Revenue 214 26. Interest Expense 214 27. Net Insurance Premiums and Guarantee Fees 214 28. Net Claims-Related Expenses (Recovery) 214 29. Other (Income) Expenses 215 30. Administrative Expenses 216 31. Retirement Benefit Plans 216 32. Related Party Transactions 222 33. Canada Account Transactions 223

EDC 2022 Integrated Annual Report	161

Financial Reporting Responsibility

The Consolidated Financial Statements contained in this Integrated Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these Consolidated Financial Statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for losses on loans, loan commitments and loan guarantees, premium and claims liabilities, financial instruments measured at fair value, assets held for sale, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Integrated Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the Consolidated Financial Statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and with representatives of the Office of the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade, Export Promotion, Small Business and Economic Development and the Minister of Finance where the Minister of International Trade, Export Promotion, Small Business and Economic Development considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 33 to our Consolidated Financial Statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Mairead Lavery	Scott Moore
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 27, 2023

Independent Auditor’s Report	Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

To the Minister of International Trade, Export Promotion, Small Business and Economic Development

Report on the Audit of the Consolidated Financial Statements

OPINION

We have audited the consolidated financial statements of Export Development Canada and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 31 December 2022, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2022, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

BASIS FOR OPINION

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OTHER INFORMATION

Management is responsible for the other information. The other information obtained at the date of this auditor’s report is the information included in the Financial Review section in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

EDC 2022 Integrated Annual Report	163

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Compliance with Specified Authorities

OPINION

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Export Development Canada and its wholly-owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act described in Note 1 to the consolidated financial statements.

In our opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied on a basis consistent with that of the preceding year.

RESPONSIBILITIES OF MANAGEMENT FOR COMPLIANCE WITH SPECIFIED AUTHORITIES

Management is responsible for Export Development Canada and its wholly-owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly-owned subsidiaries to comply with the specified authorities.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF COMPLIANCE WITH SPECIFIED AUTHORITIES

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Normand Lanthier, CPA, CA

Principal

for the Auditor General of Canada

Ottawa, Canada

27 February 2023

EDC 2022 Integrated Annual Report	165

Export Development Canada

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	Notes	2022	2021

Assets

Cash		275	207

Marketable securities	3	9,539	9,082

Derivative instruments	13	1,654	1,139

Assets held for sale	6	80	1

Loans receivable	4	54,182	48,345

Allowance for losses on loans	4	(1,630)	(1,760)

Investments	5	2,771	2,707

Reinsurers’ share of premium and claims liabilities	15	110	110

Property, plant and equipment	8	40	44

Intangible assets	9	46	63

Right-of-use assets	10	118	127

Retirement benefit assets	31	453	346

Other assets	7	200	204

Total Assets		$ 67,838	$ 60,615

Liabilities and Equity

Accounts payable and other credits	11	154	185

Loan guarantees	4, 17	234	188

Loans payable	12	50,568	43,525

Derivative instruments	13	3,712	1,003

Lease liabilities	10	152	158

Allowance for losses on loan commitments	4	10	20

Premium and claims liabilities	15	640	670

Retirement benefit liabilities	31	162	226

Total Liabilities		55,632	45,975

Financing commitments (Note 16) and contingent liabilities (Note 17)

Share capital	19	8,490	12,300

Retained earnings		3,716	2,340

Total Equity		12,206	14,640

Total Liabilities and Equity		$ 67,838	$ 60,615

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved for issuance by the Board of Directors on February 27, 2023.

Manjit Sharma	Mairead Lavery
Director	Director

Export Development Canada

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	Notes	2022	2021

Financing and Investment Revenue:

Loans	25	1,931	1,462

Marketable securities		175	82

Investments		26	16

Total financing and investment revenue		2,132	1,560

Interest expense	26	973	324

Financing-related expenses		32	25

Net Financing and Investment Income		1,127	1,211

Loan Guarantee Fees		73	97

Insurance premiums and guarantee fees		290	285

Reinsurance ceded		(30)	(33)

Net Insurance Premiums and Guarantee Fees	27	260	252

Other (Income) Expense	29	(444)	(741)

Administrative Expenses	30	659	619

Income before Credit Losses and Claims-Related Expenses		1,245	1,682

Provision for (Reversal of) Credit Losses	4	69	(554)

Claims-related expenses (recovery)		(40)	(84)

Reinsurers’ share of claims-related expenses		7	33

Net Claims-Related Recovery	28	(33)	(51)

Net Income		1,209	2,287

Other comprehensive income:

Retirement benefit plans remeasurement	31	167	343

Comprehensive Income		$ 1,376	$ 2,630

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

EDC 2022 Integrated Annual Report	167

Export Development Canada

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

(in millions of Canadian dollars)	Notes	2022	2021

Share Capital

Balance beginning of year		12,300	12,300

Shares repurchased	19	3,810	–

Balance end of year		8,490	12,300

Retained Earnings

Balance beginning of year		2,340	6,990

Net income		1,209	2,287

Other comprehensive income:

Retirement benefit plans remeasurement		167	343

Dividends	19	–	(7,280)

Balance end of year		3,716	2,340

Total Equity End of Year		$ 12,206	$ 14,640

The accompanying notes are an integral part of these consolidated financial statements.

Export Development Canada

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(in millions of Canadian dollars)	2022	2021

Cash Flows from (used in) Operating Activities

Net income	1,209	2,287

Adjustments to determine net cash from (used in) operating activities

Provision for (reversal of) credit losses	69	(554)

Change in the net allowance for claims on insurance	(76)	(89)

Depreciation and amortization	34	32

Realized (gains) and losses	(51)	(315)

Changes in operating assets and liabilities

Change in accrued interest on loans receivable	(145)	(13)

Change in fair value of investments	375	(381)

Change in accrued interest and fair value of marketable securities	377	185

Change in accrued interest and fair value of loans payable	(1,405)	(473)

Change in derivative instruments	1,791	552

Other	118	41

Loan disbursements	(20,227)	(16,196)

Loan repayments and principal recoveries from loan asset sales	15,953	20,982

Net cash from (used in) operating activities	(1,978)	6,058

Cash Flows from (used in) Investing Activities

Disbursements for investments	(736)	(413)

Receipts from investments	450	440

Purchases of marketable securities	(8,398)	(7,706)

Sales/maturities of marketable securities	9,295	7,775

Purchases of property, plant and equipment	(3)	(7)

Purchases of intangible assets	–	(1)

Net cash from (used in) investing activities	608	88

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable	13,207	7,205

Repayment of long-term loans payable	(13,263)	(10,807)

Issue of short-term loans payable	51,551	25,216

Repayment of short-term loans payable	(44,854)	(21,719)

Disbursements from sale/maturity of derivative instruments	(285)	(34)

Receipts from sale/maturity of derivative instruments	87	114

Repurchase of share capital	(3,810)	–

Dividend paid	–	(7,280)

Net cash from (used in) financing activities	2,633	(7,305)

Effect of exchange rate changes on cash and cash equivalents	99	(24)

Net increase (decrease) in cash and cash equivalents	1,362	(1,183)

Cash and cash equivalents

Beginning of year	1,693	2,876

End of year	$ 3,055	$ 1,693

Cash and cash equivalents are comprised of:

Cash	275	207

Cash equivalents included within marketable securities	2,780	1,486

	$ 3,055	$ 1,693

Operating Cash Flows from Interest

Cash paid for interest	$ 623	$ 435

Cash received for interest	$ 1,738	$ 1,461

The accompanying notes are an integral part of these consolidated financial statements.

EDC 2022 Integrated Annual Report	169

Notes to the Consolidated Financial Statements

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities. In March of 2020, to respond to the economic impacts of COVID-19, the Government of Canada temporarily expanded EDC’s mandate from March 26, 2020 to December 31, 2021 to include supporting and developing, directly or indirectly, domestic business at the request of the Minister of International Trade, Export Promotion, Small Business and Economic Development and the Minister of Finance. On December 1, 2021, the Ministers extended these domestic powers until December 31, 2022, with guidance as to their application provided by the Ministers to EDC.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade, Export Promotion, Small Business and Economic Development (the “Minister”).

In 2008, EDC was given and implemented a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, directing parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions.

In July 2015, EDC, together with other federal Crown corporations, was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations. We have complied with the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies.

In 2017, EDC completed its compliance with the directive PC 2017-127. This directive intended to ensure equitable and balanced cost-sharing between employee and employer for pension contributions, and set the normal retirement age at 65.

In June 2018, EDC was issued a directive (PC 2018-683) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the project known as the Trans Mountain Pipeline Expansion (the “Project”), and to do all such ancillary or other things as may be advisable or required to give effect to the provisions contained therein. We have complied with the directive by performing all required activities described in the six Ministerial authorization letters provided to EDC except for the indemnity to facilitate in the case of a sale of the assets or shares contemplated in paragraph 3 of the June 5, 2018 Ministerial authorization letter. As at December 31, 2022, the service related to the indemnity clause has not yet been required.

In August 2019, EDC was issued a directive (PC 2019-1190) pursuant to Section 89 of the FA Act to lend monies to General Dynamics Land Systems – Canada Corporation in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account). We have complied with this directive by performing required activities consistent with the authorization obtained and the monies were fully repaid by General Dynamics Land Systems – Canada Corporation in 2021.

In March 2020, EDC was issued a directive (PC 2020-206) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) as part of the response to COVID-19; to support and develop domestic business in accordance with paragraph 10(1)(a) of the Act as part of that response; and to take any ancillary or other measures that may be advisable or necessary to give effect to the directive. We have complied with the directive by performing and continuing to perform all required activities described in the Ministerial authorization letter provided to EDC in respect of the Canada Emergency Business Account (CEBA) on April 5, 2020, as well as all six amendments thereto which have been subsequently received.

In August 2021, EDC was issued a directive (PC 2021-850) pursuant to Section 89 of the FA Act to perform any activity in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the Telesat program known as Telesat Lightspeed and to do any other thing that may be required or advisable to give effect to the directive. The transaction described in the Ministerial authorization letter provided to EDC is active and we are complying with this directive by performing required activities consistent with the authorization.

In August 2021, EDC was issued a directive (PC 2021-891) pursuant to Section 89 of the FA Act to perform any activity in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of Lower Churchill Projects in Newfoundland and Labrador and to do any other thing that may be required or advisable to give effect to the directive. The transaction described in the Ministerial authorization letter provided to EDC is active and we are complying with this directive by performing required activities consistent therewith.

In February 2022, EDC was issued a directive (PC 2022-179) pursuant to Section 89 of the FA Act to perform any activity in accordance with a letter of arrangement entered into by EDC and the Minister of Finance in respect of a loan to Ukraine by EDC in its capacity as agent of the Minister of Finance pursuant to subsection 8.3(7) of the Bretton Woods and Related Agreements Act and to carry out related activities or any other thing that may be required or advisable to give effect to the directive. The loan contemplated in the directive has been implemented and EDC will continue to comply with this directive.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit is currently $90.0 billion. At the end of December 2022, the amount of these contingent liabilities was $37.1 billion (2021 – $33.0 billion).

We are for all purposes an agent of His Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act grants us the power and authority to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the most recent audited financial statements. The maximum applicable to December 31, 2022 is $162.5 billion (2021 – $289.4 billion), against which borrowings amounted to $50.6 billion (2021 – $43.5 billion).

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2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New Standards, Amendments and Interpretations

The following amendments were issued by the IASB and have been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2022.

Fees in the “10 per cent” Test for Derecognition

In May 2020, the IASB issued an amendment to IFRS 9 – Financial Instruments: Fees in the “10 per cent” test for derecognition clarifying which fees to include when applying the “10 per cent” test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment was adopted on January 1, 2022 with no material impact to the consolidated financial statements.

Onerous Contracts

In May 2020 the IASB issued an amendment to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment was adopted on January 1, 2022 with no changes to the consolidated financial statements.

Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases to address the reforms related to the interest rate benchmark.

The amendments include changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we are managing the transition to alternative benchmark rates. For financial assets and financial liabilities measured at amortized cost, the amendments introduce a practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate, as opposed to immediately recognizing a gain or loss, provided that the modification is made on an economically equivalent basis and is a direct consequence of interest rate benchmark reform.

Certain loans receivable measured at amortized cost have been transitioned to a new interest rate benchmark as disclosed in Note 4.

Transition to Alternative Benchmark Rates

We are focused on key activities including enhancing existing systems and processes as well as converting our existing loan and debt agreements using the new relevant alternative benchmark rates. The transition has been broken down into two stages – Stage 1 was focused on the LIBOR currencies and settings with a cessation date of December 31, 2021 (all Sterling, Euro, Swiss Franc and Japanese Yen settings), while Stage 2 focuses on the USD LIBOR currency and settings with a cessation date of June 30, 2023. The project was expanded this year to include the transition of the Canadian Dollar Offered Rate (CDOR), with a cessation date of June 28, 2024.

Stage 1 was completed in 2021. The key outcome was the amendment of existing impacted products and new products to the new risk-free rates. This included system, process and operational readiness, training, and ensuring appropriate support for our customers and customer-facing teams.

As at December 31, 2022, Stage 2 is in progress. We have begun the transition of impacted USD derivatives and lending assets to alternative benchmark rates and are on track to convert the remaining deals to risk-free rates in the first half of 2023. All new products use risk-free rates. A transition plan for CDOR is being developed.

The interest rate benchmark reform has not resulted in changes to our risk management strategy and we have assessed the overall risk arising from the transition to be low.

The following table shows our exposures to financial instruments that continue to reference interest rate benchmarks that are subject to the reform and are yet to transition:

(in millions of Canadian dollars)				Dec. 31, 2022

	Non-derivative financial assets	Derivatives (receive leg) – notional amount	Derivatives (pay leg) – notional amount	Authorized and committed loan commitments

CDOR	3,065	–	7,250	1,102

USD Libor	14,555	2,345	5,601	5,334

	17,620	2,345	12,851	6,436

Cross currency swaps

Cross currency swaps – CDOR	–	4,397	–	–

Cross currency swaps – USD Libor	–	71	8,404	–

	–	4,468	8,404	–

Total	$ 17,620	$ 6,813	$ 21,255	$ 6,436

Standards, Amendments and Interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. We are currently assessing the impact of these standards and amendments on our consolidated financial statements:

IFRS 17 – Insurance Contracts – In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We are planning to adopt two of these methods – the General Measurement Model and the Premium Allocation Approach – to measure insurance contracts. IFRS 17 is effective for annual periods beginning on or after January 1, 2023, with retroactive application to periods beginning on or after January 1, 2022.

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The General Measurement Model requires an entity to measure groups of contracts based on estimates of the present value of future cash flows under the contracts, as well as an explicit risk adjustment for non-financial risk. For profitable groups of contracts, the contractual service margin, which represents unearned profit, is recognized and revenue recorded as services are provided over the coverage period. Losses on onerous contract groups are recognized immediately. We have determined that this measurement model is applicable to our political risk insurance portfolio and related reinsurance contracts, as well as certain long-term contracts within our international trade guarantee portfolio.

The Premium Allocation Approach is a simplified version of the General Measurement Model which we have determined is applicable to all other insurance contracts, as it has been determined that using this simplified method would produce a measurement that would not materially differ from the results under the General Measurement Model. The Premium Allocation Approach is comparable to our current reporting under IFRS 4, but differs in the following key areas:

•	the liability for remaining coverage will reflect premiums received and will include deferred acquisition costs for the majority of our insurance contract groups;

•	insurance contracts will be assessed for profitability and onerous groups of contracts will be disclosed separately from profitable groups; and

•	measurement of the liability for remaining coverage for onerous groups of contracts and the liability for incurred claims will reflect the time value of money as well as the effect of non-financial risk.

IFRS 17 will be initially applied for our reporting period beginning January 1, 2023. As required by the standard, we will adopt IFRS 17 retrospectively and apply the full retrospective approach to all insurance contracts in force at the transition date of January 1, 2022. In 2023, we will recognize an opening adjustment to retained earnings as at January 1, 2022 to reflect the impact of the transition to IFRS 17 and will restate comparative figures for the 2022 reporting year. Based on our current estimates, we expect the adoption of IFRS 17 to result in an increase to retained earnings of approximately $160 million.

IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 – In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. We do not anticipate the adoption of these amendments to significantly impact our consolidated financial statements.

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – In February 2021, the IASB issued Definition of Accounting Estimates, amendments to IAS 8. The amendments help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. We do not anticipate the adoption of these amendments to significantly impact our consolidated financial statements.

USE OF ESTIMATES AND KEY JUDGMENTS

To prepare our consolidated financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and, as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed below.

Estimates

Note 4 – Loans and Allowance for Credit Losses

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of expected credit losses (ECL). These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default (also referred to as loss given default), review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, loan commitments and loan guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 6 – Assets Held for Sale

When assets are returned to us as a result of default under the related obligors’ loan agreements, they are measured at the lower of their carrying amount and fair value less costs to sell. At each reporting period, we estimate the recoverable amount of these assets by obtaining market values from an independent appraiser supplemented by additional current market data and other information available to us. Any difference between the carrying value and fair value less cost to sell is recorded as an impairment in other (income) expenses.

Note 15 – Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations.

Note 21 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, recoverable insurance claims, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment, and level 3 instruments include inputs that are not based on observable market data.

Note 31 – Retirement Benefit Plans

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rates of compensation increase, discount rates, inflation rate, longevity of plan members, and health care costs.

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Judgments

Note 4 – Loans and Allowance for Credit Losses

Management judgment is used in the ECL calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgment is also used in assessing significant increase in credit risk.

Note 15 – Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

Note 21 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 24 – Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Management exercises judgment in determining whether EDC has control of structured entities. When we have power over an SE and are exposed, or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 31 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligations is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high-quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Cash equivalents are included within marketable securities on the Consolidated Statement of Financial Position.

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the Consolidated Statement of Comprehensive Income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the Consolidated Statement of Comprehensive Income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the Consolidated Statement of Comprehensive Income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian companies or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the Consolidated Statement of Comprehensive Income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of expected credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans in the Consolidated Statement of Financial Position.

Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees is included in the liability for loan guarantees in the Consolidated Statement of Financial Position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our Consolidated Statement of Comprehensive Income.

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Expected Credit Loss (ECL) Impairment Model

The ECL model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. ECLs are measured based on the stage assignment of the financial instrument:

•	Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•	Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the ECLs over the remaining lifetime of the financial instrument; and

•	Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the ECLs over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under our definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent objective evidence of impairment:

•	there has been a deterioration in credit quality to the extent that we consider that the obligor is unlikely to pay its credit obligations to us in full; or

•	the obligor is past due more than 90 days on any credit obligation to us, as required under IFRS 9.

If there is objective evidence that an impairment loss has occurred on an individual loan or loan commitment, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

Measurement of ECLs

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgment.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as industry and country classification as well as credit risk rating, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

Forward-Looking Information

ECLs are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability-weighted.

In addition to a baseline macroeconomic outlook, we also produce two alternative outlooks. These alternative forecasts leverage our country risk and industry analysts in our Economics team to identify and vet key upside and downside scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to EDC’s loan portfolio and include, but are not limited to, gross domestic product, commodity prices, equity indices, bond yields and unemployment rates. The macroeconomic variables are applied in the ECL model based on the industry classification for the corporate portfolio, and based on the country for sovereign loans. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

Significant Increase in Credit Risk

At each reporting date, an assessment of whether a significant increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption allowed under IFRS 9, requires significant judgment and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

Modifications

In situations where a borrower experiences financial difficulty, we may grant certain modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are credit-impaired upon origination are placed in Stage 3, and the lifetime ECLs are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses on the Consolidated Statement of Comprehensive Income.

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The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans that are considered in default by the Paris Club are classified as individually impaired. Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable.

FORECLOSED ASSETS

Assets that are returned to us(1) because of default under loan agreements are classified as held for use or held for sale according to management’s intention. The assets are recorded initially at fair value less costs to sell, when applicable, and are included in assets held for sale on the Consolidated Statement of Financial Position. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses for the held-for-sale portfolio and in leasing and financing-related expenses for the held-for-use portfolio. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us.

INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing-related expenses.

LEASES

At the inception of a contract, as lessee, we assess whether the contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration. In our assessment of whether a contract conveys the right to use an asset, we consider whether EDC has:

•	access to a physically identifiable asset either explicitly or implicitly within the contract;

•	the right to obtain substantially all of the economic benefits from use of the identified asset; and

•	the right to direct the use of the identified asset.

We recognize right-of-use assets and lease liabilities at the lease commencement date. At initial recognition, right-of-use assets are measured at cost and are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, right-of-use assets are reviewed annually for indications of impairment. If indications exist, the carrying value is analyzed to determine whether it is fully recoverable. An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. An impairment loss is recorded in administrative expenses to write down the carrying value to recoverable amount.

Our right-of-use assets have three classes of underlying assets: head office building, other office space and computer hardware. We account for lease components and non-lease components separately for each of our asset classes. We do not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or are of a low value. Lease payments associated with these leases are recognized as an expense as they are incurred.

Lease liabilities are initially measured at the present value of lease payments and discounted using the interest rate implicit in the lease or, if not available, EDC’s incremental borrowing rate. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change to the term of the lease. When a lease is remeasured, a corresponding adjustment is also made to the carrying amount of the right-of-use asset or is recognized as a gain or loss in other (income) expense if the carrying amount of the right-of-use asset is nil.

(1)

All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and varies from three to five years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

INTANGIBLE ASSETS

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets, which currently vary from five to ten years. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization is recorded in administrative expenses.

Intangible assets are reviewed annually for indications of impairment. If indications exist, the carrying value is analyzed to determine whether it is fully recoverable. An impairment loss is recorded in administrative expenses to write down the carrying value to recoverable amount.

INSURANCE PREMIUMS

Insurance contracts are those contracts where we have accepted significant insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

PREMIUM AND CLAIMS LIABILITIES

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (frequency of claims, severity of losses, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations) relevant to our insurance products. The liability is comprised of reported claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year and are amortized over the remaining term of the related policies. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Adjustments to the liability are reflected in claims-related expenses. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our Consolidated Statement of Financial Position include both the deferred premiums and the allowance for claims on insurance.

Other claims related expenses are charged to profit or loss as they are incurred. These costs arise from events that have occurred up to the balance sheet date.

EDC 2022 Integrated Annual Report	181

REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Ceded reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our largely U.S. dollar-denominated operations. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk Management Group and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the Consolidated Statement of Financial Position upon the trade date and are removed from the Consolidated Statement of Financial Position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the Consolidated Statement of Cash Flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

ACCOUNTS PAYABLE AND OTHER CREDITS

Accounts payable and other credits are carried at amortized cost.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, our functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

RETIREMENT BENEFIT PLANS

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. Defined benefit pensions are only available for employees hired prior to January 1, 2012.

Accrued benefit obligations are actuarially determined using the projected unit credit method, which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors.

The defined benefit expense is included in administrative expenses and consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are transferred to retained earnings.

The defined contribution expense consists of contributions paid in the period for service rendered and an accrual of unpaid but earned contributions and is included in administrative expenses on the Consolidated Statement of Comprehensive Income.

3. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

U.S. government	6,008	6,748

Financial institutions	2,672	1,508

Other governments	724	826

Canadian governments	135	–

Total marketable securities	$ 9,539	$ 9,082

The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)	Dec. 31, 2022				Dec. 31, 2021
	Remaining term to maturity				Remaining term to maturity
	Under	1 to 3	Over 3		Under	1 to 3	Over 3
	1 year	years	years	Total	1 year	years	years	Total

Short-term instruments*	5,075	–	–	5,075	4,170	–	–	4,170

Long-term fixed rate securities	201	1,760	2,503	4,464	111	2,166	2,635	4,912

Total marketable securities	$ 5,276	$ 1,760	$ 2,503	$ 9,539	$ 4,281	$ 2,166	$ 2,635	$ 9,082

*	Includes securities considered cash equivalents for the Consolidated Statement of Cash Flows of $2,780 million (2021 – $1,486 million).

EDC 2022 Integrated Annual Report	183

4. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR and risk-free rates (RFR) for U.S. dollars and the Canadian Dollar Offered Rate (CDOR) for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2022						Dec. 31, 2021

	Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $		Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $

Performing:

Past due	92	1.87	77	4.71	169	(1)	43	2.68	91	4.44	134	(1)

2022	–	–	–	–	–		4,926	2.20	1,165	4.28	6,091

2023	5,701	2.61	1,715	4.24	7,416		6,533	2.26	1,343	3.78	7,876

2024	5,438	2.85	1,324	4.10	6,762		5,453	2.30	1,125	3.47	6,578

2025	5,222	2.44	1,513	3.83	6,735		4,062	2.21	1,336	3.44	5,398

2026	5,690	2.66	799	3.92	6,489		3,956	2.27	759	3.46	4,715

2027	6,814	2.17	1,052	3.62	7,866		2,916	2.05	839	3.20	3,755

2028 – 2032	9,178	2.44	4,458	3.57	13,636		5,526	2.05	3,346	2.61	8,872

2033 and beyond	1,233	1.42	2,210	3.23	3,443		1,029	1.66	1,954	3.07	2,983

Performing gross loans receivable	39,368	2.35	13,148	3.51	52,516		34,444	2.10	11,958	3.07	46,402

Impaired	770	4.01	907	2.77	1,677	(2)	888	3.99	1,147	5.31	2,035	(2)

Gross loans receivable	$ 40,138		$ 14,055		$ 54,193		$ 35,332		$ 13,105		$ 48,437

Accrued interest and fees receivable					312						156

Deferred loan revenue and other					(323)						(248)

Loans receivable					$ 54,182						$ 48,345

(1)	$99 million of receivables (2021 – $63 million) were less than one month past due.

(2)	Includes one originated credit-impaired loan of $188 million (2021 – two loans of $230 million).

At the end of 2022, the floating rate performing gross loans receivable yield was 6.18% (2021 – 2.46%) with an average term to reset of 96 days (2021 – 98 days).

Sovereign loans represented 1.8% of total performing gross loans receivable (2021 – 2.3%).

During the year, $10.8 billion (2021 – $1.5 billion) of loans receivable represented loans that used a risk-free rate. For any loans that were transitioned from the LIBOR benchmark to a new interest rate benchmark, we exercised the practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate as the modifications were made on an economically equivalent basis and were a direct consequence of interest rate benchmark reform.

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2022		Dec. 31, 2021
Country	Performing gross loans receivable	%	Country	Performing gross loans receivable	%

United States	8,217	16	Canada	6,299	13

United Kingdom	6,628	13	United States	6,228	13

Canada	6,540	12	United Kingdom	5,943	13

Chile	6,094	12	Chile	4,305	9

Australia	4,319	8	Australia	3,189	7

Germany	2,594	5	Germany	2,022	4

India	1,865	4	Mexico	2,009	4

Spain	1,789	3	India	1,715	4

Mexico	1,774	3	Spain	1,631	4

China	1,295	2	China	1,178	3

Other	11,401	22	Other	11,883	26

Total	$ 52,516	100	Total	$ 46,402	100

Our most significant single counterparty performing gross loans receivable at the end of 2022 were as follows:

•	four resources industry obligors totalling $4,179 million (2021 – four obligors totalling $3,697 million), three located in Chile and one located in Mongolia;

•	three transportation and storage industry obligors totalling $2,998 million (2021 – five obligors totalling $4,579 million), one located in the United Kingdom, one located in Canada and one located in Malta;

•	two information industry obligors located in the United States totalling $2,156 million (2021 – none); and

•	one finance and insurance industry obligor located in Chile for $879 million (2021 – one obligor totalling $759 million).

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2022	2021

Balance beginning of year	48,437	54,772

Disbursements	20,227	16,196

Principal repayments	(15,409)	(19,832)

New origination due to modification	188	230

Capitalized interest	21	69

Transferred to held for sale	(130)	–

Loans written off	(183)	(93)

Derecognition due to modification	(239)	(571)

Principal recoveries from loan asset sales	(544)	(1,150)

Foreign exchange translation	1,825	(1,184)

Balance end of year	$ 54,193	$ 48,437

In 2022, we sold $553 million (2021 – $1,163 million) in performing loans to various counterparties for which we recovered $540 million (2021 – $1,126 million) and the remaining $13 million (2021 – $37 million) was written off. We also sold $12 million (2021 – $43 million) in impaired loans for which the recoveries were $4 million (2021 – $24 million).

During the year, due to modifications of the contractual terms of loans, we derecognized $239 million (2021 – $571 million) of impaired gross loans receivable as well as the specific allowance of $68 million (2021 – $344 million). At the time of the originations, the new loans were considered credit-impaired and we recognized the new loans at their credit impaired carrying values of $188 million (2021 – $230 million).

EDC 2022 Integrated Annual Report	185

INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Gross loans receivable

Commercial	1,668	2,026

Sovereign	9	9

	1,677	2,035

Less: Deferred loan revenue and other	29	14

Individual allowance	701	885

Carrying amount of individually impaired loans	$ 947	$ 1,136
The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2022	2021

Balance beginning of year	2,035	1,964

Loans classified as impaired	253	619

New origination due to modification	188	230

Disbursements on loans	100	114

Capitalized interest	16	27

Principal repayments	(460)	(216)

Derecognition due to modification	(239)	(571)

Loans written off	(170)	(55)

Transfer to assets held for sale(1)	(130)	–

Loans reinstated to performing(2)	(18)	(31)

Principal recoveries from loan sales	(4)	(24)

Foreign exchange translation	106	(22)

Balance end of year	$ 1,677	$ 2,035

(1)	Refer to Note 6.

(2)	Includes loans that were made performing following the restructuring of credit agreements.

In 2022, we had $253 million of loans made impaired (2021 – $619 million) from six commercial borrowers (2021 – 14 commercial borrowers).

During the year, impaired loans to 44 commercial borrowers totalling $170 million of principal (2021 – 38 commercial borrowers totalling $55 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. Control of 15 aircraft held as security on loan agreements was relinquished to us and shares and notes were acquired as a result of several impaired loan settlements. As a result, $227 million of related loans were removed from our books and replaced with aircraft assets, shares and notes totaling $130 million which have been or will be sold, loan repayments of $4 million were recorded, and the remaining loan principal balance of $93 million was included in loan write-offs.

In 2022, we had $18 million of loans return to performing status which related to two obligors (2021 – $31 million of loans related to one obligor).

Interest income recognized on impaired loans was $50 million in 2022 (2021 – $50 million).

EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

(in millions of Canadian dollars)	Dec. 31, 2022					Dec. 31, 2021
	Non-credit-impaired		Credit- impaired
	Stage 1	Stage 2	Stage 3	$	% of total	$	% of total

Gross loans receivable

Investment grade*	24,097	2,067	–	26,164	48%	19,765	41%

Non-investment grade	18,264	8,088	–	26,352	49%	26,637	55%

Individually impaired	–	–	1,253	1,253	2%	1,805	4%

Originated credit-impaired	–	–	424	424	1%	230	–

Total gross loans receivable	$ 42,361	$ 10,155	$ 1,677	$ 54,193	100%	$ 48,437	100%

Loan commitments

Investment grade*	5,437	145	–	5,582	49%	4,205	40%

Non-investment grade	4,877	886	–	5,763	51%	6,306	60%

Individually impaired	–	–	–	–	–	15	–

Total loan commitments	$ 10,314	$ 1,031	$ –	$ 11,345	100%	$ 10,526	100%

Loan guarantees

Investment grade*	257	55	–	312	7%	307	7%

Non-investment grade	3,143	849	–	3,992	90%	3,976	90%

Individually impaired	–	–	114	114	3%	116	3%

Total loan guarantees	$ 3,400	$ 904	$ 114	$ 4,418	100%	$ 4,399	100%

*	Investment grade exposure represents obligors with credit ratings of BBB- and above as determined based on our internal credit risk-rating methodology.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2022, 15% of our loans receivable exposure was collateralized mainly by aircraft and rolling stock (2021 – 19%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2022 was $8,693 million (2021 – $8,807 million) of which $436 million (2021 – $663 million) was for our impaired portfolio. For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral.

Our concentrations of risk are managed by obligor, country and industry. The maximum gross loans receivable exposure to any one obligor at the end of 2022 was $1,353 million (2021 – $1,284 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,353 million (2021 – $1,284 million).

EDC 2022 Integrated Annual Report	187

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

(in millions of Canadian dollars)	Dec. 31, 2022			Dec. 31, 2021

	Gross carrying amount	Allowance for losses	Net carrying amount	Gross carrying amount	Allowance for losses	Net carrying amount

Loans receivable	54,193	1,630	52,563	48,437	1,760	46,677

Loan commitments	11,345	10	11,335	10,526	20	10,506

Loan guarantees	4,418	200	4,218	4,399	130	4,269

Total	$ 69,956	$ 1,840	$ 68,116	$ 63,362	$ 1,910	$ 61,452

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2022. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•	Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, implementation of new models, and changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•	New originations during the period, which include newly disbursed loans, signed loan commitments, and signed loan guarantees and also include loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2022 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2022 Total

Allowance for losses on loans receivable

Balance beginning of year	54	821	885	1,760

Provision for (reversal of) credit losses

Transfer to stage 1	317	(317)	–	–

Transfer to stage 2	(51)	60	(9)	–

Transfer to stage 3	–	(25)	25	–

Remeasurements	(131)	218	138	225

New originations	86	78	35	199

Net repayments and maturities	(36)	(173)	(204)	(413)

Total provision for (reversal of) credit losses	185	(159)	(15)	11

Write-offs	–	(1)	(143)	(144)

Modification resulting in derecognition	–	–	(68)	(68)

Foreign exchange translation	7	22	42	71

Balance end of year	246	683	701	1,630

Stage 3 allowance consists of:

Impairment loss on originated credit-impaired loan			16

Individual allowance			685

Total stage 3 allowance			701

Allowance for losses on loan commitments

Balance beginning of year	2	12	6	20

Provision for (reversal of) credit losses

Transfer to stage 1	8	(8)	–	–

Transfer to stage 2	(4)	4	–	–

Remeasurements	(6)	(6)	6	(6)

New originations	11	3	–	14

Net repayments and maturities	(1)	(5)	(12)	(18)

Total provision for (reversal of) credit losses	8	(12)	(6)	(10)

Balance end of year	10	–	–	10

Allowance for losses on loan guarantees

Balance beginning of year	30	19	81	130

Provision for (reversal of) credit losses

Transfer to stage 1	61	(61)	–	–

Transfer to stage 2	(50)	53	(3)	–

Transfer to stage 3	(1)	(2)	3	–

Remeasurements	(55)	30	43	18

New originations	115	–	–	115

Net repayments and maturities	(19)	(1)	(45)	(65)

Total provision for (reversal of) credit losses	51	19	(2)	68

Foreign exchange translation	1	1	–	2

Balance end of year	82	39	79	200

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 338	$ 722	$ 780	$ 1,840

EDC 2022 Integrated Annual Report	189

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2021 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2021 Total

Allowance for losses on loans receivable

Balance beginning of year	132	1,244	1,254	2,630

Provision for (reversal of) credit losses

Transfer to stage 1	115	(115)	–	–

Transfer to stage 2	(44)	47	(3)	–

Transfer to stage 3	–	(40)	40	–

Remeasurements*	(149)	(99)	74	(174)

New originations	30	117	48	195

Net repayments and maturities	(25)	(297)	(134)	(456)

Total provision for (reversal of) credit losses	(73)	(387)	25	(435)

Write-offs	(1)	(1)	(42)	(44)

Modification resulting in derecognition	–	–	(344)	(344)

Foreign exchange translation	(4)	(35)	(8)	(47)

Balance end of year	54	821	885	1,760

Allowance for losses on loan commitments

Balance beginning of year	–	32	18	50

Provision for (reversal of) credit losses

Transfer to stage 1	4	(4)	–	–

Transfer to stage 2	(1)	1	–	–

Remeasurements*	(6)	(18)	(3)	(27)

New originations	6	2	–	8

Net repayments and maturities	(1)	(1)	(9)	(11)

Total provision for (reversal of) credit losses	2	(20)	(12)	(30)

Balance end of year	2	12	6	20

Allowance for losses on loan guarantees

Balance beginning of year	59	82	79	220

Provision for (reversal of) credit losses

Transfer to stage 1	58	(58)	–	–

Transfer to stage 2	(47)	47	–	–

Transfer to stage 3	–	(2)	2	–

Remeasurements*	(137)	(45)	31	(151)

New originations	89	–	–	89

Net repayments and maturities	8	(4)	(31)	(27)

Total provision for (reversal of) credit losses	(29)	(62)	2	(89)

Foreign exchange translation	–	(1)	–	(1)

Balance end of year	30	19	81	130

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 86	$ 852	$ 972	$ 1,910

*	Remeasurements includes the impact of the implementation of new and updates to LGD models, as well as the impact of the removal of the 2020 COVID-19 adjustments to model produced risk ratings.

5. Investments

(in millions of Canadian dollars)	Dec. 31, 2022		Dec. 31, 2021

	Cost	Fair value	Cost	Fair value

Direct investments

Equity interests	895	887	577	751

Loans and debt securities	210	202	134	140

	1,105	1,089	711	891

Fund investments	1,101	1,682	1,078	1,816

Total	$ 2,206	$ 2,771	$ 1,789	$ 2,707

6. Assets Held for Sale

Assets in our held-for-sale portfolio represent assets returned to us as a result of default under loan agreements.

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

	Carrying amount	Carrying amount

Airplanes	41	–

Engines	20	–

Shares and notes	19	–

Helicopter	–	1

Total assets held for sale	$ 80	$ 1

Refer to note 4 for additional details.

At the beginning of 2022, the portfolio consisted of one Sikorsky S76C++ helicopter with a carrying value of $1 million. During the year, we repossessed one Global 6000 aircraft valued at $32 million, 12 CRJ1000 aircraft valued at $65 million and two Q400 aircraft valued at $14 million. We subsequently sold the Sikorsky S76C++, the Global 6000 and two CRJ1000s at their respective carrying values. We also sold components from five CRJ1000 aircraft which consisted of two engines and five airframes. No gains or losses resulted from these component sales. There were two Q400s, five CRJ1000s and eight CRJ1000 engines remaining in the portfolio at the end of the year. We expect to sell all remaining aircraft and engines in the portfolio in 2023.

At each reporting period and upon reclassification to a new portfolio, we assess whether there is any indication of impairment of our aircraft given current market conditions such as recent aircraft sales, leasing rates and other market conditions. In 2022, the values of the aircraft were assessed for impairment and no adjustments were required (2021 – nil).

In addition to repossessing aircraft, we also acquired rights to shares and notes valued at $19 million as a result of a restructuring agreement on impaired loans. We entered into third-party agreements to sell the shares and notes in 2022 and completed the sales in early 2023.

7. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Insurance premiums receivable	35	37

Recoverable insurance claims	23	27

Prepaid expenses	18	15

Recoverable expenses related to impaired obligors	15	5

Canada Account receivable	10	–

Other	99	120

Total	$ 200	$ 204

Canada Account receivable primarily represents costs incurred by EDC for the CEBA program that are recoverable from the Government of Canada. Refer to Note 11 for prior year payable balance due to timing of remittances and repayments.

EDC 2022 Integrated Annual Report	191

8. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)				2022				2021

	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total

Cost:

Balance beginning of year	33	21	60	114	27	21	59	107

Additions	2	–	1	3	6	–	1	7

Balance end of year	35	21	61	117	33	21	60	114

Accumulated depreciation:

Balance beginning of year	(26)	(20)	(24)	(70)	(26)	(20)	(21)	(67)

Depreciation expense	(3)	(1)	(3)	(7)	–	–	(3)	(3)

Balance end of year	(29)	(21)	(27)	(77)	(26)	(20)	(24)	(70)

Carrying amount	$ 6	$ –	$ 34	$ 40	$ 7	$ 1	$ 36	$ 44

9. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)			2022			2021

	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total

Cost:

Balance beginning of year	177	129	306	177	131	308

Additions	–	–	–	–	1	1

Disposals	–	(2)	(2)	–	(3)	(3)

Balance end of year	177	127	304	177	129	306

Accumulated amortization:

Balance beginning of year	(131)	(112)	(243)	(123)	(101)	(224)

Amortization expense	(8)	(9)	(17)	(8)	(12)	(20)

Disposals	–	2	2	–	1	1

Balance end of year	(139)	(119)	(258)	(131)	(112)	(243)

Carrying amount	$ 38	$ 8	$ 46	$ 46	$ 17	$ 63

10. Right-of-Use Assets and Lease Liabilities

RIGHT-OF-USE ASSETS

We have leases for our head office building, other office space and computer hardware. We have included extension options in the measurement of our lease liabilities when it is reasonably certain we will exercise the extension option. During the year, changes to our right-of-use assets were as follows:

(in millions of Canadian dollars)				2022				2021

	Head office building	Office space	Computer hardware	Total	Head office building	Office space	Computer hardware	Total

Balance beginning of year	105	21	1	127	112	10	1	123

Additions	–	1	–	1	–	14	–	14

Depreciation	(7)	(3)	–	(10)	(7)	(3)	–	(10)

Balance end of year	$ 98	$ 19	$ 1	$ 118	$ 105	$ 21	$ 1	$ 127

LEASE LIABILITIES

The following table presents the maturity analysis of the contractual undiscounted cash flows for lease liabilities as at December 31, 2022:

(in millions of Canadian dollars)	2022	2021

Under 1 year	14	14

1 to 5 years	68	69

Over 5 years	119	131

Total undiscounted lease liabilities	201	214

Total lease liabilities end of year	$ 152	$ 158

Future contractual commitments related to non-lease components, low value and short-term leases at the end of 2022 were $207 million (2021 – $225 million).

11. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Employee benefit accruals	66	64

Trade payables and accruals	48	48

Loan security deposits	15	7

Deferred revenue	11	13

Reinsurance premiums payable	2	5

Canada Account payable	–	32

Other payables and other credits	12	16

Total	$ 154	$ 185

Deferred revenue represents the unrecognized portion of donor contributions received by EDC’s subsidiary FinDev Canada to cover the administration costs of a program on behalf of a related party. Refer to Note 32 for further details about the deferred revenue.

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund. The costs incurred related to the program are recoverable from Canada Account. Refer to Note 7 for current year receivable balance due to timing of remittances and recoveries.

EDC 2022 Integrated Annual Report	193

12. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 13 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)		Dec. 31, 2022			Dec. 31, 2021

	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	13,753	–	13,753	6,265	–	6,265

Long-term payables

due within current year*	12,716	306	13,022	9,231	4,167	13,398

over one year	23,793	–	23,793	23,736	126	23,862

Total long-term payables	36,509	306	36,815	32,967	4,293	37,260

Total	$ 50,262	$ 306	$ 50,568	$ 39,232	$ 4,293	$ 43,525

*	Includes accrued interest of $2 million (2021 – $22 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $51,273 million (2021 – $38,804 million), $1,011 million more than the December 2022 fair value (2021 – $428 million).

In 2022, there were foreign exchange translation losses of $134 million (2021 – gains of $76 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 29 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)			2022			2021

	Short-term loans payable	Long-term loans payable	Total	Short-term loans payable	Long-term loans payable	Total

Balance beginning of year	6,265	37,260	43,525	2,781	42,239	45,020

Net cash flows	6,697	(56)	6,641	3,497	(3,602)	(105)

Non-cash changes

Foreign exchange translation	702	1,105	1,807	(12)	(906)	(918)

Fair value changes	3	(1,561)	(1,558)	–	(509)	(509)

Change in accrued interest	86	67	153	(1)	38	37

Balance end of year	$ 13,753	$ 36,815	$ 50,568	$ 6,265	$ 37,260	$ 43,525

STRUCTURED NOTES

We hold structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components. Internal guidelines limit the authorized instruments that may be used in our funding. Currently authorized and held structured notes are limited to callable/extendible notes with a carrying value of $1,681 million (2021 – $1,710 million).

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 13.

13. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk Management Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

EDC 2022 Integrated Annual Report	195

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the Consolidated Statement of Financial Position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian. At the end of 2022, no collateral was held (2021 – $94 million, consisting of AAA rated government issued securities).

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2022, we did not hold any derivatives with counterparties that had a rating below this requirement (2021 – none).

In 2022, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives (2021 – none).

Notional amounts are not recorded as assets or liabilities on our Consolidated Statement of Financial Position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)			Dec. 31, 2022				Dec. 31, 2021
	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Interest rate swaps	11,511	21,627	25,313	58,451	5,965	18,715	16,462	41,142

Cross currency interest rate swaps	6,988	6,245	4,810	18,043	5,833	7,654	7,274	20,761

Foreign exchange swaps	15,208	–	–	15,208	13,791	–	–	13,791

Foreign exchange forwards	3	–	–	3	–	–	–	–

Total	$ 33,710	$ 27,872	$ 30,123	$ 91,705	$ 25,589	$ 26,369	$ 23,736	$ 75,694

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)		Dec. 31, 2022			Dec. 31, 2021

	Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps	126	1,484	(1,358)	546	252	294

Interest rate swaps	1,480	1,925	(445)	427	656	(229)

Foreign exchange swaps	48	303	(255)	166	95	71

Total derivative instruments	1,654	3,712	(2,058)	1,139	1,003	136

Impact of netting agreements	(1,629)	(1,629)	–	(821)	(821)	–

Total*	$ 25	$ 2,083	$ (2,058)	$ 318	$ 182	$ 136

Applicable collateral			–			(94)

Net amount			$(2,058)			$ 42

*	Includes net derivative instruments liabilities arising from financing activities of $797 million (2021 – net assets of $83 million).

The following table notes the changes in derivative instruments arising from financing activities:

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Balance beginning of year	83	443

Net cash flows	198	(80)

Non-cash changes

Foreign exchange translation and other	(1,190)	(374)

Fair value changes	216	68

Change in accrued interest	(104)	26

Balance end of year	$ (797)	$ 83

EDC 2022 Integrated Annual Report	197

14. Debt Instrument Maturities

We purchase derivatives to fulfill our required portfolio funding profile to provide flexibility in our debt issuances. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)			Dec. 31, 2022				Dec. 31, 2021

Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2022	–	–	–	–	9,414	(6,155)	3,259	1.51

2023	11,628	(10,647)	981	4.04	10,096	(9,337)	759	2.18

2024	5,993	(5,993)	–	–	5,532	(5,532)	–	–

2025	6,448	(6,448)	–	–	1,791	(1,791)	–	–

2026	1,859	(1,859)	–	–	1,826	(1,826)	–	–

2027	8,015	(7,928)	87	0.55	184	(184)	–	–

Subtotal	33,943	(32,875)	1,068	1.78	28,843	(24,825)	4,018	1.74

Floating rate issues

2022	–	–	–		10,137	6,104	16,241

2023	15,036	11,057	26,093		1,427	9,347	10,774

2024	1,454	6,085	7,539		1,470	5,458	6,928

2025	1,144	6,588	7,732		1,198	1,730	2,928

2026	–	1,957	1,957		–	1,831	1,831

2027	–	7,931	7,931		–	175	175

Subtotal	17,634	33,618	51,252	4.12	14,232	24,645	38,877	0.21

Total	$ 51,577	$ 743	$ 52,320		$ 43,075	$ (180)	$ 42,895

*  Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2022, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

(in millions of Canadian dollars)			Dec. 31, 2022

	Under 1 year	1 to 3 years	Over 3 to 5 years	Total

Debt	27,696	15,821	10,113	53,630

Swap contracts

Receivable	(12,450)	(15,819)	(10,025)	(38,294)

Payable	13,337	16,655	10,294	40,286

Total	$ 28,583	$ 16,657	$ 10,382	$ 55,622

Credit exposure and other details of derivative instruments are included as part of Note 13.

15. Premium and Claims Liabilities

The premium and claims liabilities are broken down as follows:

(in millions of Canadian dollars)		Dec. 31, 2022			Dec. 31, 2021

	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Credit insurance	280	(40)	240	300	(30)	270

Financial institutions insurance	10	–	10	–	–	–

International trade guarantee	210	(10)	200	210	(10)	200

Political risk insurance	140	(60)	80	160	(70)	90

Total	$ 640	$ (110)	$ 530	$ 670	$ (110)	$ 560

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Deferred insurance premiums	160	140

Allowance for claims on insurance	480	530

Total premium and claims liabilities	640	670

Reinsurers’ share of allowance for claims on insurance	(90)	(90)

Prepaid reinsurance	(20)	(20)

Reinsurers’ share of premium and claims liabilities	(110)	(110)

Net premium and claims liabilities	$ 530	$ 560

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)			2022			2021

	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Balance beginning of year	670	(110)	560	820	(150)	670

Update to methodology for COVID-19	(30)	–	(30)	(200)	30	(170)

Change in portfolio composition and risk ratings	(20)	–	(20)	100	(10)	90

Update to actuarial assumptions	–	–	–	(50)	20	(30)

Foreign exchange translation	20	–	20	–	–	–

Balance end of year	$ 640	$ (110)	$ 530	$ 670	$ (110)	$ 560

As at December 31, 2022, our estimated net liability related to the impact of COVID-19 was reduced to nil (2021 – $30 million), as noted in the table above. The 2021 amount reflected a specific subset of policies within our credit insurance solution that were yet to have their risk ratings reviewed.

EDC 2022 Integrated Annual Report	199

16. Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $11,345 million (2021 – $10,526 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of LIBOR and risk-free rates (RFR) for U.S. dollars.

(in millions of Canadian dollars)	Dec. 31, 2022					Dec. 31, 2021

	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $

Commercial	291	6.84	11,054	1.87	11,345	86	5.01	10,410	1.85	10,496

Sovereign	–	–	–	–	–	–	–	30	2.00	30

Total	$ 291	6.84	$ 11,054	1.87	$ 11,345	$ 86	5.01	$ 10,440	1.85	$ 10,526

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $2,048 million (2021 – $1,931 million) and loan guarantees of $100 million (2021 – $135 million) as well as unallocated confirmed lines of credit of $98 million (2021 – $133 million).

The third type of financing commitment relates to undisbursed investment commitments of $1,043 million (2021 – $884 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

17. Contingent Liabilities

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees of $90 billion. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Insurance in force:

Credit insurance	16,261	14,213

Financial institutions insurance	2,865	2,366

International trade guarantee	13,412	11,738

Political risk insurance	359	479

Reinsurance ceded*	(232)	(217)

Total insurance in force	32,665	28,579

Loan guarantees	4,418	4,399

Total	$ 37,083	$ 32,978

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2022 totalled $32,665 million (2021 – $28,579 million). Net premium and claims liabilities related to this exposure on the Consolidated Statement of Financial Position was $530 million (2021 – $560 million); refer to Note 15 for further details. For details regarding insurance products and risks refer to Note 18.

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2022, loan guarantees with performing obligors were $4,304 million of which $83 million were secured (2021 – $4,283 million in performing guarantees of which $67 million were secured). Loan guarantees with impaired obligors were $114 million for 2022 of which none were secured (2021 – $116 million of which none were secured).

Loan guarantees on the Consolidated Statement of Financial Position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Deferred guarantee fee revenue	34	58

Allowance for losses on loan guarantees	200	130

Total	$ 234	$ 188

MATURITY ANALYSIS

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)	Dec. 31, 2022

	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2023	12,254	2,619	5,724	21	4,380	(232)	24,766

2024	3,419	208	3,873	90	–	–	7,590

2025	556	38	2,161	–	–	–	2,755

2026	31	–	181	–	27	–	239

2027	1	–	1,401	57	–	–	1,459

2028 – 2032	–	–	72	108	11	–	191

2033 and beyond	–	–	–	83	–	–	83

Total	$ 16,261	$ 2,865	$ 13,412	$ 359	$ 4,418	$ (232)	$ 37,083

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(in millions of Canadian dollars)	Dec. 31, 2021

	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2022	11,585	2,302	5,079	78	4,295	(217)	23,122

2023	2,281	61	2,956	28	44	–	5,370

2024	302	3	414	110	–	–	829

2025	45	–	1,988	–	8	–	2,041

2026	–	–	32	–	48	–	80

2027	–	–	1,269	80	1	–	1,350

2028 – 2032	–	–	–	115	3	–	118

2033 and beyond	–	–	–	68	–	–	68

Total	$ 14,213	$ 2,366	$ 11,738	$ 479	$ 4,399	$ (217)	$ 32,978

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

EDC 2022 Integrated Annual Report	201

18. Insurance Risks

INSURANCE AND FINANCIAL RISK

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by our resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

The core operating principles for risk transfer activities are to (1) mitigate potential large losses due to existing high concentration in obligor, industry and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer.

Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”) to limit our exposure to large losses. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most bonding and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large bonding obligors, as well as specific political risk insurance policies. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. Under a reinsurance structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk). To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Global Risk Management Group.

In addition to our risk management procedures discussed above, our Special Risks team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active policies at the reporting date. In this section, issued and assumed policies are grouped together to reflect their similar risk impacts to EDC.

CONCENTRATIONS OF INSURANCE RISK

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance solutions that we underwrite.

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in our credit insurance solution is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as the environment of the entity’s industry, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2022	Dec. 31, 2021

Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	26%	25%

Moderate	BBB+ to BBB-	Baa1 to Baa3	24%	24%

Medium	BB+ to BB	Ba1 to Ba2	20%	22%

High	BB- to B-	Ba3 to B3	25%	24%

Priority watch	CCC+ to D	Caa1 to C	5%	5%

The major concentrations of risk by country based on the actual declared exposure for credit insurance were as follows:

(in millions of Canadian dollars)	Dec. 31, 2022						Dec. 31, 2021

	Credit insurance	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance ceded	Net credit insurance

United States	9,195	(216)	8,979	United States	7,960	(204)	7,756

Canada	1,204	(19)	1,185	Canada	1,078	(8)	1,070

Mexico	557	(13)	544	Brazil	548	(34)	514

China	444	–	444	Mexico	434	(5)	429

United Kingdom	429	(19)	410	China	426	(10)	416

Others	4,898	(199)	4,699	Others	4,163	(135)	4,028

Total	$ 16,727	$ (466)	$ 16,261	Total	$ 14,609	$ (396)	$ 14,213

Financial Institutions Insurance

Financial institutions insurance supports Canadian exporters with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance solution, our primary risk lies with the credit rating of the counterparty bank. At the end of 2022, our financial institutions insurance policies had insurance exposure outstanding of $1,273 million (2021 – $1,107 million) that was rated as investment grade and $1,592 million (2021 – $1,259 million) rated as non-investment grade.

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Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for financial institutions insurance, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2022		Dec. 31, 2021

Canada	468	Canada	431

United States	308	Brazil	246

Cayman Islands	268	Turkey	240

Colombia	240	United States	239

Hong Kong	237	China	222

Other	1,344	Other	988

Total	$ 2,865	Total	$ 2,366

International Trade Guarantee

Our international trade guarantee solution provides cover for sales on exposure terms often greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, as well as extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the exporter agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within our international trade guarantee solution is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for the international trade guarantee solution were as follows:

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	8,240	7,232

BB+ to B-	4,775	4,068

CCC+ and below	397	438

Total	$ 13,412	$ 11,738

The major concentrations of risk by country for the international trade guarantee solution, based on total insurance in force, were as follows:

(in millions of Canadian dollars)			Dec. 31, 2022				Dec. 31, 2021

	International trade guarantee	Reinsurance ceded	Net international trade guarantee		International trade guarantee	Reinsurance ceded	Net international trade guarantee

Canada	13,986	(702)	13,284	Canada	12,155	(579)	11,576

Brazil	82	–	82	Brazil	82	–	82

United States	9	–	9	United States	23	–	23

China	8	–	8	Italy	16	–	16

Kuwait	8	–	8	China	13	–	13

Other	21	–	21	Other	28	–	28

Total	$ 14,114	$ (702)	$ 13,412	Total	$ 12,317	$ (579)	$ 11,738

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

Our major country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)			Dec. 31, 2022				Dec. 31, 2021

	Political risk insurance	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance ceded	Net political risk insurance

Ghana	140	(65)	75	Ghana	169	(82)	87

United Arab Emirates	106	(37)	69	Angola	84	–	84

Angola	63	–	63	China	132	(54)	78

Barbados	83	(43)	40	United Arab Emirates	103	(36)	67

Egypt	94	(57)	37	Barbados	91	(38)	53

Cameroon	91	(58)	33	Cameroon	149	(100)	49

China	44	(15)	29	Egypt	98	(60)	38

Mexico	44	(15)	29	Brazil	356	(320)	36

Brazil	43	(15)	28	Mexico	42	(14)	28

Dominican Republic	75	(61)	14	Jamaica	399	(386)	13

Other	98	(21)	77	Other	170	(86)	84

	881	(387)	494		1,793	(1,176)	617

Country limits in excess of policy limits	(214)	79	(135)	Country limits in excess of policy limits	(581)	443	(138)

Total	$ 667	$ (308)	$ 359	Total	$ 1,212	$ (733)	$ 479

Risks and Sensitivities

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1)	economic cycles;

(2)	higher than anticipated claim development;

(3)	concentration of credit losses; and

(4)	geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

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The following table illustrates the impact on net income of variations in key risk components. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned.

A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified.

Key Risks Sensitivities

(in millions of Canadian dollars)			Dec. 31, 2022

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	28	21	(21)

Frequency of claims	-10%	(28)	(21)	21

Severity of claims	+10%	34	24	(24)

Severity of claims	-10%	(34)	(24)	24

Foreign exchange rates	+10%	40	29	(29)

Foreign exchange rates	-10%	(44)	(31)	31

Expected Loss Ratio	+10%	10	10	(10)

Expected Loss Ratio	-10%	(10)	(10)	10

(in millions of Canadian dollars)	Dec. 31, 2021

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	26	21	(21)

Frequency of claims	-10%	(26)	(21)	21

Severity of claims	+10%	34	25	(25)

Severity of claims	-10%	(34)	(25)	25

Foreign exchange rates	+10%	45	34	(34)

Foreign exchange rates	-10%	(48)	(35)	35

Expected Loss Ratio	+10%	11	11	(11)

Expected Loss Ratio	-10%	(11)	(11)	11

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)

Underwriting Year	2018	2019	2020	2021	2022	Total

Estimate of ultimate claims:

At end of underwriting year	57	85	190	86	82

One year later	60	95	97	58

Two years later	60	86	76

Three years later	56	82

Four years later	55

Estimate of ultimate claims at Dec. 31, 2022	55	82	76	58	82	353

Cumulative incurred losses at Dec. 31, 2022	(55)	(81)	(74)	(40)	(14)	(264)

Effect of margin and discounting	–	–	1	2	8	11

2018-2022 Claim Liabilities (IBNR) at Dec. 31, 2022	–	1	3	20	76	100

2008-2017 Claim Liabilities (IBNR) at Dec. 31, 2022						1

2008-2022 Claim Liabilities (IBNR) at Dec. 31, 2022						$ 101

19. Share Capital

EDC’s authorized share capital is $15.0 billion consisting of 150 million shares with a par value of $100 each (2021 – $15.0 billion consisting of 150 million shares). The number of shares issued and fully paid is 84.9 million (2021 – 123 million). These shares entitle our shareholder to receive a dividend from time to time.

As agreed to with our shareholder, for 2022 onwards dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2022, we repurchased 38.1 million shares at a price of $100 per share for a total of $3,810 million based on the capital position of our core programs, the Business Credit Availability Program (BCAP) and a targeted Internal Capital Adequacy Assessment Process (ICAAP) ratio. In 2023 we will be repurchasing shares totalling $1.2 billion.

In 2021, we declared and paid a dividend of $580 million according to our current dividend policy, as well as a special dividend of $6.7 billion based on the capital surplus position of the BCAP and a targeted ICAAP ratio, to the Government of Canada. The dividend per share in 2021 was $59.19.

20. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that we have adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the ICAAP. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover potential losses consistent with an AA solvency level, includes credit risk, market risk, operational risk, pension plan funding risk and strategic risk. The supply of capital is determined by our consolidated financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

21. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk Management group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

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We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using a yield curve that is based on the attributes of the security, current market conventions, collateral held, and other factors.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Global Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)

Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2022	(1)

Multiples	Multiple (Sales or EBITDA(2))	0.0 – 16.9 (4.5)	356

	Discount Rate	0% – 50% (37%)	28

Discounted Cash Flows	Discount Rate	0% – 35% (10%)	37

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.

(2)	Earnings before interest, taxes, depreciation and amortization.

OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER CREDITS

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using a yield curve appropriate to the related risks. The fair value of recoverable insurance claims is evaluated on a case-by-case basis. Specific knowledge of the counterparty, country and state of negotiations are taken into account for estimating the likely recoverable amount.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three-year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

When we transact in callable/extendible notes, we hedge them using interest rate and cross currency swaps that includes matching callable/extendible terms. Thus, any slight inaccuracy in the derivation of expected future payments on these notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the related swap.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of expected credit losses and is based on the expected loss model.

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FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

(in millions of Canadian dollars)	Dec. 31, 2022					Dec. 31, 2021

	Level 1	Level 2	Level 3	Total fair value	Carrying value	Level 1	Level 2	Level 3	Total fair value	Carrying value

Assets

Performing fixed rate loans	–	10,068	1,476	11,544	12,785	–	9,784	2,196	11,980	11,513

Performing floating rate loans	–	38,618	368	38,986	38,820	–	33,635	901	34,536	33,936

Total performing loans receivable	–	48,686	1,844	50,530	51,605	–	43,419	3,097	46,516	45,449

Impaired loans	–	947	–	947	947	–	1,136	–	1,136	1,136

Loans receivable and accrued interest and fees	–	49,633	1,844	51,477	52,552	–	44,555	3,097	47,652	46,585

Marketable securities	4,464	5,075	–	9,539	9,539	4,912	4,170	–	9,082	9,082

Derivative instruments	–	1,654	–	1,654	1,654	–	1,139	–	1,139	1,139

Investments	86	–	2,685	2,771	2,771	334	–	2,373	2,707	2,707

Other assets	177	–	23	200	200	169	8	27	204	204

Liabilities

Accounts payable and other credits	154	–	–	154	154	178	6	–	184	185

Loans payable	–	50,567	–	50,567	50,568	–	43,549	–	43,549	43,525

Derivative instruments	–	3,712	–	3,712	3,712	–	1,003	–	1,003	1,003

Loan guarantees	–	212	–	212	234	–	132	–	132	188

The following table summarizes the reconciliation of Level 3 fair values between 2022 and 2021 for other assets and investments:

(in millions of Canadian dollars)			2022

	Other assets *	Investments	Total

Balance beginning of year	27	2,373	2,400

Decrease in other assets	(5)	–	(5)

Unrealized gains (losses) included in other (income) expenses	–	(181)	(181)

Purchases of assets/issuances of liabilities	–	797	797

Return of capital	–	(388)	(388)

Transfer out of Level 3	–	(2)	(2)

Foreign exchange translation	1	86	87

Balance end of year	$ 23	$ 2,685	$ 2,708

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (5)	$ (37)	$ (42)

*	Consists of recoverable insurance claims.

(in millions of Canadian dollars)			2021

	Other assets *	Investments	Total

Balance beginning of year	28	1,904	1,932

Decrease in other assets	(1)	–	(1)

Unrealized gains (losses) included in other (income) expenses	–	361	361

Purchases of assets/issuances of liabilities	–	422	422

Return of capital	–	(296)	(296)

Transfer out of Level 3	–	(12)	(12)

Foreign exchange translation	–	(6)	(6)

Balance end of year	$ 27	$ 2,373	$ 2,400

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (1)	$ 510	$ 509

*	Consists of recoverable insurance claims.

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2022 as a result of changes in valuation methodology (2021 – nil). All transfers out of level 3 to Level 1 were the result of investments converting instruments to those with quoted prices in active markets.

In 2022, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments as at December 31, 2022 ranged from an unfavourable change of $251 million to a favourable change of $264 million.

22. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit risk, market risk and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, equity investment transactions, insurance claims, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 140 to 141 and pages 146 to 150 of this annual report.

Concentration of Credit Risk

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

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The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer	Dec. 31, 2022 Exposure		Dec. 31, 2021 Exposure

Country							$	%	$	%

Canada	6,735	3,728	1,798	3,073		(36)	15,298	21	13,792	21

United States	8,381	156	181	6,469		(85)	15,102	21	14,008	21

United Kingdom	6,628	2	–	96		664	7,390	10	6,519	10

Chile	6,096	3	–	–		(135)	5,964	8	4,186	6

Australia	4,319	10	–	437		–	4,766	7	3,716	6

Germany	2,606	–	–	74		–	2,680	4	2,075	3

India	2,041	6	184	–		(3)	2,228	3	2,277	4

Mexico	1,801	97	12	9		–	1,919	3	1,859	3

Spain	1,789	–	–	–		–	1,789	2	1,631	2

China	1,295	1	254	–		–	1,550	2	1,428	2

Other	12,502	415	342	1,310		(405)	14,164	19	14,480	22

Total	$ 54,193	$ 4,418	$ 2,771	$ 11,468		$ –	$ 72,850	100	$65,971	100
* Includes cash. The concentration of credit risk by industry for our financial instruments was as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer	Dec. 31, 2022 Exposure		Dec. 31, 2021 Exposure

Industry							$	%	$	%

Commercial:

Transportation and storage	14,847	191	20	–		(342)	14,716	20	14,821	23

Finance and insurance	3,557	38	1,500	4,597		874	10,566	15	8,760	13

Utilities	9,298	44	45	–		–	9,387	13	6,402	10

Manufacturing	6,877	1,496	424	–		–	8,797	12	8,204	12

Resources	6,506	309	55	–		(525)	6,345	9	6,123	9

Information	4,838	206	182	–		–	5,226	7	3,707	6

Wholesale and retail trade	1,903	717	60	–		–	2,680	4	2,377	4

Commercial properties	2,347	83	–	–		(7)	2,423	3	2,755	4

Professional services	1,593	309	330	–		–	2,232	3	1,965	3

Construction	622	255	5	–		–	882	1	811	1

Other	856	757	150	–		–	1,763	2	1,362	2

Total commercial	53,244	4,405	2,771	4,597		–	65,017	89	57,287	87

Sovereign	949	13	–	6,871		–	7,833	11	8,684	13

Total	$ 54,193	$ 4,418	$ 2,771	$ 11,468		$ –	$ 72,850	100	$ 65,971	100

  * Includes cash.

MARKET RISK

Market risk is the risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 148 and 149 of this annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on page 150 of this annual report.

23. Contractual Obligations

In the normal course of business, we enter into contracts that give rise to obligations of future minimum payments.

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

As at December 31, 2022, purchase obligations not otherwise disclosed in the notes to our consolidated financial statements amounted to $312 million (2021 – $208 million).

EDC 2022 Integrated Annual Report	213

24. Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. When we have power over an SE and are exposed, or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to have control over the SE and the SE is consolidated within our financial statements. When we do not control the SE, the SE is not consolidated.

CONSOLIDATED STRUCTURED ENTITIES

Aircraft and helicopters that have been repossessed due to loan foreclosures are placed into trusts which are considered to be SEs that we control. These structured entities had total assets of $61 million at the end of 2022 (2021 – $1 million).

UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation industry. As we do not control these entities, they are not consolidated. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the Consolidated Statement of Financial Position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2022	Dec. 31, 2021

SEs included in the Consolidated Statement of Financial Position

Loans receivable and loan guarantees	3,427	3,976

Allowance for losses on loans	(202)	(276)

Net loans receivable and loan guarantees	3,225	3,700

Fund investments	1,682	1,816

Maximum exposure in the Consolidated Statement of Financial Position	4,907	5,516

Commitments and guarantees*

Commitments

Signed loan agreements	163	749

Letters of offer	–	12

Fund investments	993	880

Guarantees provided to equity holders	–	18

Maximum exposure to commitments and guarantees	1,156	1,659

Maximum exposure to unconsolidated structured entities	$ 6,063	$ 7,175

  * Included in commitments and guarantees in Note 16.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

An in-depth analysis of the SEs in the current year resulted in the determination that a large number of entities previously considered to be unconsolidated SEs did not meet the definition of an SE. Balances relating to those entities as at December 31, 2022 have therefore been excluded from the table above and the comparative figures have been adjusted to conform to the current year determination of unconsolidated SEs. The most significant impacts of this change to the December 31, 2021 amounts previously disclosed in the table above were reductions of $7,874 million to ‘Maximum exposure in the Consolidated Statement of Financial Position’, $1,225 million to ‘Maximum exposure to commitments and guarantees’ for a total of $9,099 million to ‘Maximum exposure to unconsolidated structured entities’.

25. Loan Revenue

(in millions of Canadian dollars)	2022	2021

Loan interest – floating rate	1,351	826

Loan interest – fixed rate	390	421

Loan fee revenue	140	165

Impaired revenue	50	50

Total	$ 1,931	$ 1,462
26. Interest Expense

(in millions of Canadian dollars)	2022	2021

Loans payable and derivatives

Short-term payables	210	30

Long-term payables and derivatives – floating	598	107

Long-term payables and derivatives – fixed*	162	182

Other	3	5

Total	$ 973	$ 324

  * Includes interest expense for debt classified at amortized cost of $34 million (2021 – $81 million).

27. Net Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)			2022			2021

	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees

Credit insurance	147	(15)	132	139	(16)	123

Financial institutions insurance	9	–	9	9	(1)	8

International trade guarantee	124	(10)	114	125	(10)	115

Political risk insurance	10	(5)	5	12	(6)	6

Total	$ 290	$ (30)	$ 260	$ 285	$ (33)	$ 252

28. Net Claims-Related Expenses (Recovery)

Net claims-related expenses (recovery) are charged to profit or loss as they are incurred. These costs arise from the events that have occurred up to the balance sheet date. The composition of net claims-related expenses (recovery), expressed in the Consolidated Statement of Comprehensive Income, was as follows:

(in millions of Canadian dollars)	2022	2021

Claims paid	77	54

Claims recovered	(44)	(18)

Decrease in the net allowance for claims on insurance	(83)	(122)

Decrease in reinsurers’ share	7	33

Decrease in recoverable insurance claims	5	1

Claims handling expenses	5	1

Total	$ (33)	$ (51)

EDC 2022 Integrated Annual Report	215

Of the $77 million in claim payments made during 2022 (2021 – $54 million), 62% was related to our credit insurance solution (2021 – 79% credit insurance). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)		2022		2021

	Claims paid	Claims recovered *	Claims paid	Claims recovered	*

North America	46	23	36	9

Europe and Commonwealth of Independent States	15	5	3	1

South and Central America and the Caribbean	10	3	4	3

Asia and Pacific	4	–	4	2

Middle East and Africa	2	13	7	3

Total	$ 77	$ 44	$ 54	$ 18
* Represents recoveries on claims paid in the current and prior years. 29. Other (Income) Expenses

(in millions of Canadian dollars)	2022	2021

Net realized (gains) losses

Investments	(99)	(325)

Marketable securities	35	(27)

Sale of loan assets	13	37

Foreign exchange translation	(20)	2

Other	(2)	(2)

Total net realized (gains) losses	(73)	(315)

Net unrealized (gains) losses

Marketable securities	396	177

Investments	380	(381)

Loans payable	(1,554)	(508)

Derivatives	407	286

Total net unrealized (gains) losses	(371)	(426)

Total	$ (444)	$ (741)

30. Administrative Expenses

(in millions of Canadian dollars)	2022	2021

Salaries and benefits	335	301

Professional services	105	84

Systems costs	52	54

Pension benefit expense	34	48

Occupancy	26	29

Amortization and depreciation	24	23

Marketing and communications	24	24

Information services	21	22

Other post-employment benefits and severance expense	16	15

Travel, hospitality and conferences	4	–

Other	18	19

Total	$ 659	$ 619

31. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five-year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage from 4% up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added to the SRP. The RPP and SRP defined benefit plans’ durations are 16 and 15 years respectively. The RPP and SRP are collectively referred to as “the Plans”.

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans are unfunded and EDC contributes the cost of benefits as they are incurred. Costs are accrued based on actuarial calculations. These plans’ durations are 17 years.

EDC 2022 Integrated Annual Report	217

PLAN AMENDMENTS DURING THE YEAR

In 2022, there were no amendments made to the pension plans.

GOVERNANCE STRUCTURE

EDC’s pension plan governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC), the Management Pension Committee (MPC) at the executive level, the Pension Investment Advisory Committee (PIAC) and the DC Pension Advisory Council (DC Council) at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension plans that have not been retained by the Board or the HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PIAC and DC Council. The PIAC monitors funds’ investment performance, meets with the investment managers on a periodic basis and provides recommendations to the MPC. The DC Council provides input on the DC component of the plan and needs of members.

RISK MITIGATION

The RPP’s and the SRP’s investments are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be unusual. For the DB component of the Plans, Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to major asset classes to reduce the level of risk. For the DC component, the SIPP describes the investment structure of the offering and the default offering to members. The SIPPs are reviewed at least annually and changes are made if required.

FUNDING RISK

For the DB component of the pension plans, funding risk is the risk that the investment asset growth and contribution rates of the pension plans will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

Due to the nature of the plan, there is no funding risk associated with the DC component of the RPP.

Benefits for the other benefit plans are unfunded. Funding risk is the risk that cashflows will be insufficient to cover benefits. To mitigate this risk, we monitor expected benefit payments projected by the actuary.

OTHER RISKS

DB obligations are subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the DB component of the pension plans and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB component of the pension plans and other post-employment benefit plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)	2022				2021

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:

Obligation beginning of year	1,322	125	226	1,673	1,422	138	243	1,803

Current service costs	27	2	9	38	32	3	8	43

Interest cost on benefit obligation	46	4	7	57	41	4	6	51

Employee contributions	11	1	–	12	11	1	–	12

Actuarial (gain) loss from:

changes in plan experience	43	16	(11)	48	3	(3)	(6)	(6)

changes in financial assumptions	(364)	(35)	(73)	(472)	(159)	(15)	(22)	(196)

changes in demographic assumptions	–	–	7	7	–	–	–	–

Benefits paid	(28)	(3)	(3)	(34)	(28)	(3)	(3)	(34)

Obligation end of year(1)	1,057	110	162	1,329	1,322	125	226	1,673

Fair value of plan assets:

Fair value beginning of year	1,653	140	–	1,793	1,467	119	–	1,586

Interest income on plan assets	55	5	–	60	41	2	–	43

Return (loss) on plan assets, excluding interest income on plan assets	(237)	(13)	–	(250)	132	9	–	141

Employer contributions	22	15	3	40	31	12	3	46

Employee contributions	11	1	–	12	11	1	–	12

Benefits paid	(28)	(3)	(3)	(34)	(28)	(3)	(3)	(34)

Administrative costs	(1)	–	–	(1)	(1)	–	–	(1)

Fair value end of year(1)	1,475	145	–	1,620	1,653	140	–	1,793

Funded status – plan (deficit) surplus(2)	$ 418	$ 35	$ (162)	$291	$ 331	$ 15	$ (226)	$ 120

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)

On the Consolidated Statement of Financial Position, the RPP and SRP is classified as retirement benefit assets totalling $453 million (2021 – $346 million), and the other benefit plans are classified as retirement benefit liabilities totalling $162 million (2021 – $226 million).

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to fund future benefit payments. For the DB component of the pension plans, investments are made in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an Asset-Liability Management (ALM) study is performed to ensure that investment policies are appropriate in terms of risk and return profiles, and to ensure proper positioning to meet long-term funding obligations. The results of the ALM study are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC. EDC conducted an ALM study in 2021 and implemented its recommendations in 2022. At December 31, 2022, the asset mix is within the acceptable range permitted by the SIPP.

EDC 2022 Integrated Annual Report	219

The following table outlines the target allocation and asset mix of the Plans’ defined benefit component:

			Registered Pension Plan	Supplementary Retirement Plan*

	2022 Target %	2022%	2021%	2022%	2021%

Cash	–	–	–	52	45

Fixed income	30	30	30	–	–

Equities	65	65	66	48	55

Alternatives	5	5	4	–	–

Total	100	100	100	100	100

*	The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue
Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 21.

(in millions of Canadian dollars)	Dec. 31, 2022						Dec. 31, 2021

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	435	–	435	–	490	–	490

Equities(1)	–	1,026	–	1,026	–	1,164	–	1,164

Alternatives	–	–	79	79	–	–	71	71

Other(2)	80	–	–	80	68	–	–	68

Total	$ 80	$ 1,461	$ 79	$ 1,620	$ 68	$ 1,654	$ 71	$ 1,793

(1)	The prior year comparatives were aggregated to agree with the current year classification of investments.

(2)	Represents cash and cash held with CRA.

The pension expenses recognized in the Consolidated Statement of Comprehensive Income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)	2022							2021

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	27	2	9	38	32	3	8	43

Administrative costs	1	–	–	1	1	–	–	1

Service costs	28	2	9	39	33	3	8	44

Interest cost on benefit obligation	46	4	7	57	41	4	6	51

Interest income on plan assets	(55)	(5)	–	(60)	(41)	(2)	–	(43)

Net interest on the defined benefit liability (asset)	(9)	(1)	7	(3)	–	2	6	8

Total defined benefit expense	19	1	16	36	33	5	14	52

Defined contribution expense	14	–	–	14	11	–	–	11

Total	$ 33	$ 1	$ 16	$ 50	$ 44	$ 5	$ 14	$ 63

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the Plans:

Assumptions		Dec. 31, 2022			Dec. 31, 2021

(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	5.3%	5.3%	5.1%	3.4%	3.4%	3.1%

Inflation(1)	3.7% in 2023,	3.7% in 2023,	n/a	2.0%	2.0%	2.0%

	2.2% in 2024,	2.2% in 2024,

	2.0% thereafter	2.0% thereafter

Rate of compensation increase(2)	3.5%	3.5%	4.2%	3.5%	3.5%	4.3%

Benefit plan expense:

Discount rate on projected defined benefit obligation	3.4%	3.4%	3.1%	2.8%	2.8%	2.6%

Inflation	2.0%	2.0%	n/a	2.0%	2.0%	2.0%

Rate of compensation increase(2)	3.5%	3.5%	4.3%	3.5%	3.5%	4.4%

Mortality table(3)	CPM2014 Public table			(scale CPM-B)

Assumed medical cost trend:

Initial medical cost trend rate(4)	–	–	4.0%	–	–	4.0%

Medical cost trend rate declines to	–	–	n/a	–	–	n/a

Year that the rate reaches the ultimate trend rate	–	–	n/a	–	–	n/a

Dental care trend	–	–	4.0%	–	–	4.0%

(1)	The inflation rate is not explicitly used for the other benefit plans and is implicitly included in trend rates.

(2)	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

(3)	Size adjustment factor of 0.75 for both Male and Female applied to Supplementary Retirement Plan mortality table in both years.

(4)	Medical cost trend rate remains flat over the years.

Due to the long-term nature of defined benefit plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgment and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables. Actuarial adjustments to the tables are applied when recommended by the Plans’ actuaries.

EDC 2022 Integrated Annual Report	221

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions on defined benefits, actuarial gains or losses arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been transferred out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

(in millions of Canadian dollars)	2022				2021

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss):

plan experience	(43)	(16)	11	(48)	(3)	3	6	6

demographic assumptions	–	–	(7)	(7)	–	–	–	–

financial assumptions	364	35	73	472	159	15	22	196

	321	19	77	417	156	18	28	202

Remeasurement on plan assets excluding interest income

Return (loss) on plan assets	(237)	(13)	–	(250)	132	9	–	141

Total	$ 84	$ 6	$ 77	$ 167	$ 288	$ 27	$ 28	$ 343

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)				Dec. 31, 2022
		Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Sensitivity of Assumptions		Obligation	Obligation	Obligation	Obligation

Discount rate

Impact of:	1% increase ($)	(145)	(14)	(24)	(183)

	1% decrease ($)	184	18	31	233

Longevity risk sensitivity

Impact of:	increase of 1 year in life expectancy	21	2	4	27

Rate of compensation increase

Impact of:	1% increase ($)	15	7	1	23

	1% decrease ($)	(15)	(5)	(1)	(21)

Inflation rate assumption*

Impact of:	0.25% increase ($)	34	4	n/a	38

	0.25% decrease ($)	(33)	(4)	n/a	(37)

*	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $5 million and the obligation by $33 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $4 million and the obligation by $25 million.

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)				2022				2021

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	17	1	3	21	16	1	3	20

Special contributions	5	14	–	19	15	11	–	26

Total defined benefit cash payments	22	15	3	40	31	12	3	46

DC

Total defined contribution cash payments	14	–	–	14	11	–	–	11

Total cash payments	$ 36	$ 15	$ 3	$ 54	$ 42	$ 12	$ 3	$ 57

We expect to contribute $35 million to the Plans in 2023 which includes $11 million to the RPP DB component of the plan, $13 million to the RPP DC component of the plan, $5 million to the SRP DB component of the plan and $6 million for the other benefit plans. Additional contributions to the SRP will be determined when the actuarial valuation is prepared.

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund the DB component of the pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2021. The next formal valuations will be conducted by the Plans’ actuaries in 2023 and will be as at December 31, 2022.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The DB RPP ratios as at December 31, 2021 were 158.2% (2020 –156.2%) on a going-concern basis and 103.5% (2020 – 91.2%) on a solvency basis. Since the solvency ratio for the RPP is less than 105%, we are required by federal pension legislation to make special monthly solvency contributions. During 2022, we contributed special payments of $5 million into the RPP and $14 million into the SRP. The solvency ratio for the SRP as at December 31, 2021 was 89.7% (2020 – 90.4%).

32. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

FINDEV CANADA DONOR CONTRIBUTIONS

In 2021, our subsidiary FinDev Canada received a $75.9 million Concessional Facility (CF) from Global Affairs Canada (GAC). The CF is an arrangement between GAC and FinDev Canada for the purpose of fulfilling the Government of Canada’s Gender Smart COVID-19 Recovery Facility. FinDev Canada will hold, manage, administer, use and invest the funds under the facility, with related financial results reported to GAC and consolidated within the financial statements of the Government of Canada. The portion of the facility allocated for administrative expenses incurred are recorded within our Consolidated Financial Statements as deferred revenue until earned. As discussed in Note 11, deferred revenue of $11 million represents the unrecognized portion of donor contributions from GAC (2021 – $13 million).

EDC 2022 Integrated Annual Report	223

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 33, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. In 2020, we also began administering Canada Account loans related to the CEBA program as part of Canada’s response to the COVID-19 pandemic. We are compensated for expenses and overhead relating to Canada Account activities. In 2022, the administrative expense recovery was $5 million (2021 – $4 million). These amounts are netted against administrative expenses on the Consolidated Statement of Comprehensive Income. During 2022, we incurred $74 million (2021 – $75 million) of recoverable expenses related to administering the CEBA program.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

The remuneration of key management personnel is determined as follows:

•	Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•	Executive Management team, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking industries as well as Crown corporations and other relevant industries.

•	The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2021-2022 was within the range of $422,600–$496,100.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2022	2021

Salaries and other short-term benefits(1)	9	7

Post-employment benefits(2)	1	2

Total	$ 10	$ 9

(1)  Includes compensation paid to the Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2)  Includes pensions and post-employment life insurance, as applicable.

33. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $58.5 billion at the end of December 2022 (2021 – $62.3 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $115 billion. The position against the statutory limit at the end of 2022, determined in accordance with the requirements of the Act, was $72.2 billion (2021 – $65.1 billion).

Ten-Year Review

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2022	2021	2020	2019	2018

Gross loans receivable	54,193	48,437	54,772	51,601	54,609

Accrued interest and fees receivable	312	156	188	242	272

Deferred loan revenue and other credits	(323)	(248)	(238)	(278)	(315)

Allowance for losses on loans	(1,630)	(1,760)	(2,630)	(930)	(820)

Net loans receivable	52,552	46,585	52,092	50,635	53,746

Assets held for sale	80	1	9	39	13

Investments	2,771	2,707	2,032	1,627	1,342

Cash and marketable securities	9,814	9,289	10,745	10,930	13,289

Reinsurers’ share of premium and claims liabilities	110	110	150	120	150

Property, plant and equipment	40	44	40	43	50

Intangible assets	46	63	84	108	110

Other assets	2,425	1,816	2,545	1,070	680

Total Assets	$ 67,838	$ 60,615	$ 67,697	$ 64,572	$ 69,380

Loans payable	50,568	43,525	45,020	52,404	55,448

Other liabilities	4,180	1,572	2,217	1,755	2,519

Allowance for losses on loan commitments	10	20	50	10	20

Premium and claims liabilities	640	670	820	500	890

Loan guarantees	234	188	300	147	158

Total Liabilities	55,632	45,975	48,407	54,816	59,035

Share capital	8,490	12,300	12,300	1,333	1,333

Retained earnings	3,716	2,340	6,990	8,423	9,012

Equity	12,206	14,640	19,290	9,756	10,345

Total Liabilities and Equity	$ 67,838	$ 60,615	$ 67,697	$ 64,572	$ 69,380

EDC 2022 Integrated Annual Report	225

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2017	2016	2015	2014	2013

Gross loans receivable	51,199	55,375	53,326	41,791	36,549

Accrued interest and fees receivable	241	236	200	163	154

Deferred loan revenue and other credits	(313)	(361)	(390)	(368)	(346)

Allowance for losses on loans	(1,363)	(1,552)	(1,715)	(1,163)	(1,246)

Net loans receivable	49,764	53,698	51,421	40,423	35,111

Assets held for sale	34	42	15	364	–

Investments	1,124	1,005	848	689	537

Cash and marketable securities	8,214	7,389	7,694	6,545	4,066

Reinsurers’ share of premium and claims liabilities	103	116	141	88	93

Property, plant and equipment	54	55	53	56	59

Intangible assets	106	92	71	56	44

Other assets	721	727	726	783	1,606

Total Assets	$ 60,120	$ 63,124	$ 60,969	$ 49,004	$ 41,516

Loans payable	47,114	49,101	46,909	38,038	31,259

Other liabilities	2,152	3,359	3,936	1,935	1,068

Allowance for losses on loan commitments	14	78	113	44	47

Premium and claims liabilities	608	656	688	618	606

Loan guarantees	192	167	158	153	165

Total Liabilities	50,080	53,361	51,804	40,788	33,145

Share capital	1,333	1,333	1,333	1,333	1,333

Retained earnings	8,707	8,430	7,832	6,883	7,038

Equity	10,040	9,763	9,165	8,216	8,371

Total Liabilities and Equity	$ 60,120	$ 63,124	$ 60,969	$ 49,004	$ 41,516

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2022	2021	2020	2019	2018

Financing and investment revenue:

Loan	1,931	1,462	1,830	2,295	2,207

Finance lease	–	–	–	–	–

Operating lease	–	–	–	–	–

Marketable securities	175	82	165	255	257

Investments	26	16	14	7	9

Total financing and investment revenue	2,132	1,560	2,009	2,557	2,473

Interest expense	973	324	760	1,307	1,219

Leasing and financing related expenses	32	25	26	31	33

Net Financing and Investment Income	1,127	1,211	1,223	1,219	1,221

Loan Guarantee Fees	73	97	55	55	48

Insurance premiums and guarantee fees	290	285	265	243	243

Reinsurance ceded	(30)	(33)	(35)	(41)	(39)

Net Insurance Premiums and Guarantee Fees	260	252	230	202	204

Other (Income) Expenses	(444)	(741)	(195)	110	(98)

Administrative Expenses	659	619	556	538	497

Income before Provision and Claims-Related Expenses	1,245	1,682	1,147	828	1,074

Provision for (Reversal of) Credit Losses	69	(554)	2,083	240	(11)

Net Claims-Related Expenses (Recovery)	(33)	(51)	416	126	255

Net Income (Loss)	1,209	2,287	(1,352)	462	830

Other comprehensive income (loss)	167	343	(81)	(40)	44

Comprehensive Income (Loss)	$ 1,376	$ 2,630	$ (1,433)	$ 422	$ 874

EDC 2022 Integrated Annual Report	227

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2017	2016	2015	2014	2013

Financing and investment revenue:

Loan	1,915	1,720	1,475	1,239	1,174

Finance lease	–	1	5	5	6

Operating lease	–	–	–	50	55

Marketable securities	93	73	60	45	32

Investments	9	9	8	6	8

Total financing and investment revenue	2,017	1,803	1,548	1,345	1,275

Interest expense	715	450	183	70	30

Leasing and financing related expenses	45	37	28	48	49

Net Financing and Investment Income	1,257	1,316	1,337	1,227	1,196

Loan Guarantee Fees	43	40	41	36	36

Insurance premiums and guarantee fees	239	229	224	218	215

Reinsurance ceded	(39)	(37)	(30)	(23)	(22)

Net Insurance Premiums and Guarantee Fees	200	192	194	195	193

Other (Income) Expenses	34	76	(200)	(76)	109

Administrative Expenses	431	385	351	327	310

Income before Provision and Claims-Related Expenses	1,035	1,087	1,421	1,207	1,006

Provision for (Reversal of) Credit Losses	(119)	(31)	437	(39)	30

Claims-Related Expenses (Recovery)	157	46	59	117	159

Net Income (Loss)	997	1,072	925	1,129	817

Other comprehensive income (loss)	66	26	24	(155)	119

Comprehensive Income (Loss)	$ 1,063	$ 1,098	$ 949	$ 974	$ 936

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2022	2021	2020	2019	2018

Financing

Direct financing	24,586	18,285	18,143	25,008	27,109

Guarantees	3,401	3,707	3,247	2,078	2,053

	27,987	21,992	21,390	27,086	29,162

FinDev Canada business facilitated	207	361	144	85	39

Total	28,194	22,353	21,534	27,171	29,201

Insurance

Credit insurance	86,620	71,030	58,201	57,569	58,555

Financial institutions insurance	6,573	6,733	9,189	6,915	4,259

International trade guarantee	11,386	10,381	11,701	8,612	10,204

Political risk insurance	833	865	1,867	2,407	2,438

Total	105,412	89,009	80,958	75,503	75,456

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	54,193	48,437	54,772	51,601	54,609

Value of investments	2,771	2,707	2,032	1,627	1,342

Value of undisbursed loans	11,345	10,526	15,706	17,965	20,778

Value of undisbursed investments	1,043	884	770	839	736

Value of loan disbursements	20,227	16,196	25,345	21,692	31,240

Value of disbursements for investments	736	413	387	311	268

Value of liability on loan guarantees	4,324	4,010	4,016	2,972	2,993

Undisbursed amounts on loan guarantees	94	389	157	580	281

Amounts available for allocation under confirmed LOC	98	133	159	158	121

Loan amounts rescheduled	7	65	–	–	–

Loan amounts written off	183	93	94	105	119

Number of current lines of credit and protocols	6	6	6	7	8

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	32,665	28,579	28,987	23,690	23,930

Value of claims paid	77	54	164	465	74

Value of claims recovered	44	18	27	18	56

Value of claims outstanding at end of year	901	946	971	892	772

Value of claims under consideration at end of year	125	112	105	8	319

Number of policies issued	6,919	6,984	7,912	6,744	7,980

Number of insurance policies and guarantees in force*	8,643	8,970	8,627	7,574	7,776

*	The 2020 amount has been restated to reflect the correct number of insurance policies and guarantees in force.

EDC 2022 Integrated Annual Report	229

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2017	2016	2015	2014	2013

Financing

Direct financing	26,756	26,587	24,277	20,613	17,497

Guarantees	1,601	1,483	1,133	963	851

	28,357	28,070	25,410	21,576	18,348

FinDev Canada business facilitated	–	–	–	–	–

Total	28,357	28,070	25,410	21,576	18,348

Insurance

Credit insurance	55,827	55,724	60,175	56,020	56,224

Financial institutions insurance	8,205	7,421	7,666	11,415	10,630

International trade guarantee	8,795	8,098	8,149	7,216	7,467

Political risk insurance	2,551	2,728	2,805	2,643	2,743

Total	75,378	73,971	78,795	77,294	77,064

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	51,199	55,375	53,326	41,791	36,549

Value of investments	1,124	1,005	848	689	537

Value of undisbursed loans	20,784	19,147	19,928	16,593	14,885

Value of undisbursed investments	785	914	903	672	541

Value of loan disbursements	27,625	22,709	18,800	15,186	14,100

Value of disbursements for investments	270	237	209	149	124

Value of liability on loan guarantees	2,473	2,411	2,086	1,963	1,954

Undisbursed amounts on loan guarantees	143	103	101	145	137

Amounts available for allocation under confirmed LOC	112	181	109	122	157

Loan amounts rescheduled	–	24	–	50	–

Loan amounts written off	43	193	42	165	62

Number of current lines of credit and protocols	12	13	16	21	26

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	21,648	22,693	24,314	22,155	22,807

Value of claims paid	201	110	143	72	61

Value of claims recovered	44	23	15	13	10

Value of claims outstanding at end of year	791	732	806	666	637

Value of claims under consideration at end of year	310	305	307	12	30

Number of policies issued	6,750	6,490	6,623	7,018	7,836

Number of insurance policies and guarantees in force	7,318	7,302	7,383	7,967	8,553

*	The 2020 amount has been restated to reflect the correct number of insurance policies and guarantees in force.

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2022	2021	2020		2019		2018

Financing

Canada Emergency Business Account	–	2,400	55,022		–		–

Direct financing	29,170	–	17,308	(2)	9,370	(2)	8,000

Subtotal	29,170	2,400	72,330		9,370		8,000

Insurance

Credit insurance	–	–	–		28		15

Total	29,170	2,400	72,330		9,398		8,015

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	57,776	62,081	48,843		7,767		6,593

Value of undisbursed loans	4,425	3,031	8,236		1,734		1,210

Value of loan disbursements (net of guarantees)	2,736	15,875	41,438		1,931		5,290

Value of liability on loan guarantees	4,850	11	33		55		76

Loan amounts rescheduled	2	4	–		–		–

Number of transactions financed	4	–	5		4		1

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–	–	–		–		–

Value of claims outstanding at end of year	–	–	–		–		–

Number of policies issued	–	–	–		–		–

Number of insurance policies and guarantees in force	–	–	–		–		1

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes renewal activity considered new signings.

EDC 2022 Integrated Annual Report	231

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2017	2016	2015	(1)	2014	(1)	2013

Financing

Canada Emergency Business Account	–	–	–		–		–

Direct financing	–	–	156		25		–

Subtotal	–	–	156		25		–

Insurance

Credit insurance	36	28	41		28		30

Total	36	28	197		53		30

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	2,586	2,998	3,359		2,924		2,821

Value of undisbursed loans	–	–	–		–		–

Value of loan disbursements (net of guarantees)	–	–	156		25		–

Value of liability on loan guarantees	98	121	142		164		186

Loan amounts rescheduled	–	–	–		83		–

Number of transactions financed	–	–	2		1		–

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	5	3	7		6		9

Value of claims outstanding at end of year	–	–	–		–		–

Number of policies issued	–	–	–		–		–

Number of insurance policies and guarantees in force	1	1	1		1		1

(1) Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2) Includes renewal activity considered new signings.

Glossary of financial terms

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

Capital Adequacy – A measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base.

CDOR – Canadian Dollar Offered Rate – An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Claims Ratio – Net claims incurred as a percentage of net written premium.

Co-insurance – Leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Cross Currency Interest Rate Swaps – Transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Forwards – Commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Foreign Exchange Swaps – Commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest Rate Swaps – Transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Loan, marketable securities and investment revenues net of interest expense and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses, unrealized gains and losses, and administrative expenses.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – The likelihood that a borrower will not be able to meet its scheduled repayments.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Structured Notes – Hybrid securities that combine debt instruments with derivative components.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

EDC 2022 Integrated Annual Report	233

Corporate representation

National

Head Office

Export Development

Canada

150 Slater Street

Ottawa, ON K1A 1K3

edc.ca

Atlantic Region

Halifax

1969 Upper Water Street

Tower 2, Suite 1605

Halifax, NS B3J 3R7

Moncton

735 Main Street

Suite 400

Moncton, NB E1C 1E5

Ontario Region

Toronto

155 Wellington Street West

Suite 3400

Toronto, ON M5V 3L3

Kitchener

Catalyst137 Building

137 Glasgow Street

Suite 460

Kitchener, ON N2G 4X8

Mississauga

1 City Centre Drive

Suite 805

Mississauga, ON L5B 1M2

Windsor

3270 Electricity Drive

Suite 209

Walker Industrial Park

Windsor, ON N8W 5J1

Quebec Region

Montreal

800 Victoria Square

Suite 4520

P.O. Box 124

Tour de la Bourse

Montreal, QC H4Z 1A1

Brossard

4805 Lapinière

Suite 4300

Brossard, QC J4Z 0G2

Laval

2550 Boulevard Daniel-

Johnson

Suite 800

Laval, QC H7T 3A4

Quebec City

2875 Laurier Boulevard

D-3, Suite 600

Quebec, QC G1V 2M2

Western Region

Calgary

308 4th Avenue SW

Suite 2403

Calgary, AB T2P 0H7

Edmonton

10180 101 Street

Suite 3400

Edmonton, AB T5J 3S4

Regina

1914 Hamilton Street

Suite 300

Regina, SK S4P 3N6

Vancouver

1055 Dunsmuir Street

Suite 400, Bentall Four

P.O. Box 49086

Vancouver, BC V7X 1G4

Winnipeg

201 Portage Avenue

Suite 1050

Winnipeg, MB R3B 3K6

International

North America

Atlanta

The Consulate General

of Canada

100 Colony Square

Suite 1700

1175 Peachtree Street N.E.

Atlanta, GA

30361-6205

United States of America

Chicago

The Consulate General

of Canada

180 North Stetson Avenue

Suite 2400

Chicago, IL 60601

United States of America

Mexico City

Canadian Embassy

Calle Schiller 529

Rincón del Bosque

Colonia Polanco

México, D.F. 11560

Mexico

Monterrey

Consulate General

of Canada

Gomez Morin 955

4th Floor, Suite 404

San Pedro Garza Garcia, NL C.P. 66279

Mexico

South America

Bogotá

Embassy of Canada

Carrera 7 #114 – 33

Piso 14, Bogotá

Colombia

Santiago

Canadian Embassy

Nueva Tajamar

481 – 12th Floor

North Tower

Las Condes

Santiago, Chile

Rio de Janeiro

Canadian Consulate

General

Av. Atlantica 1130, 13º andar

Copacabana

CEP 22021-000

Rio de Janeiro – RJ, Brazil

São Paulo

Canadian Consulate

General

Av. das Nações

Unidas 12901

Cenu Torre Norte, Andar 20°

CEP 04578-000

São Paulo – SP, Brazil

Europe

Düsseldorf

Consulate of Canada –

Düsseldorf

Benrather Strasse 8

40213 Düsseldorf

Germany

Istanbul

Canadian Consulate

209 Buyukdere Caddesi

Tekfen Tower – 16th Floor

Levent 4

Istanbul 34394

Turkey

London

High Commission

of Canada

Trafalgar Square

London SW1Y 5BJ

United Kingdom

Africa/Middle East

Johannesburg

Trade Office of the High

Commission of Canada

(Pretoria)

10 Arnold Road

Johannesburg 2196

South Africa

Dubai

Consulate General

of Canada

Jumeirah Emirates Towers

19th Floor

Dubai, United Arab

Emirates

Asia

New Delhi

High Commission

of Canada in India

7/8 Shantipath

Chanakyapuri

New Delhi, Delhi 110021

India

Mumbai

Consulate General

of Canada

One International Centre

(former IFC)

Tower 2, 21st Floor

Senapati Bapat Marg

Elphinstone Road (West)

Mumbai 400 013

India

Beijing

The Canadian Embassy

in China

19 Dong Zhi Men Wai

Street

Chayoang District

Beijing 100600

China

Shanghai

Canadian Consulate

General

ECO City Building

8th Floor, 1788 Nanjing

Xi Lu

Jing An District

Shanghai 20040

China

Singapore

12 Marina Boulevard

#34-04

Marina Bay Financial

Centre, Tower 3

Singapore 018982

Hong Kong

Canadian Consulate

5th Floor, Tower 3

Exchange Square

8 Connaught Place

Central, Hong Kong SAR

Australia

Sydney

Consulate General

of Canada

Quay West

111 Harrington Street

Level 5

Sydney NSW 2000

Australia

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